NI43-101

TECHNICAL REPORT

ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES,

ÇANAKKALE, WESTERN ANATOLIA,

TURKEY

Prepared for:

     Fronteer Development Group Inc.

Suite 1650 – 1055 West Hastings Street

Vancouver, B.C. V6E 2E9

Submitted in fulfilment of reporting requirements under

National Instrument 43-101 on 30 March, 2007

By:

Author

Peter Grieve M.Sc. M.A.I.G
Director
Geology and Resource Solutions Limited
PO Box 24, Otago, New Zealand 9340
Tel: +64 3 447 3977
Fax: +64 3 447 3877
Email: peter.grieve@xtra.co.nz

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Item 2              Table of contents

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

LIST OF FIGURES

General

Figure 1	Location of Halilaga (including Halilaga North) and Pirentepe permit blocks and adjacent projects, Klrazll and Agi Dagi.

Figure 2	Location of the Halilaga, Halilaga North, and Pirentepe properties, Western Anatolia, Turkey (base map from (http://www.washingtoninstitute.org/mapImages/ 41f5364065e32.jpg).

Figure 3	Geology of the Biga Peninsula and approximate location of the Halilaga, Halilaga North, and Pirentepe properties prospects (figure from Yilmaz, 2003).

Figure 4	Location of IP lines and stations, Pirentepe and Halilaga.

Figure 5	IP Resistivity, Pirentepe and Halilaga

Figure 6	Ground Magnetics, Reduced to Pole, Pirentepe and Halilaga

Figure 7	Drill hole HD-01 and chargeability, Halilaga.

Figure 8	Pole-dipole IP 2D inversion model, line 489000E, Halilaga North

Drilling

Figure 9	Drill hole location and geology, PD-01, Pirentepe

Figure 10	Drill hole location and geology, HD-01, Halilaga

QA/QC

Figure 11	Standards Results – Pirentepe and Halilaga CDN Data

Figure 12	Blank Results – Pirentepe and Halilaga

Figure 13	Duplicates Results – Pirentepe and Halilaga

Pirentepe Photographs

Photo 1

View looking north-east of resistive silica cap exposed at two elevations at Celdiren Tepe (higher level) and Dagtarla Tepe (lower elevation) at approximately 481500 E 4421500 N. The offset in elevation is attributed to extensional down-

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

faulting along the 060 trending corridor of fracturing and brecciation on the southern margin of the Pirentepe prospect.

Photo 2

Bedded dacitic to rhyolitic tuffs in drainages south of Büyükdag Tepe in the central Pirentepe prospect area (approximately 480500 E 4421300 N). These tuffs demonstrate the sub aerial deposition of eruptive products from a volcanic centre. The high primary porosity of these units enabled siliceous fluids to permeate and silicify these tuffs preferentially. This early silicification event was a precursor to later 060 trending fracturing and brecciation, and mineralisation (e.g. at Davulgali Tepe).

Photo 3

Shallow dipping silicified fine grained sediments deposited in a sub aqueous setting overlying intensely argillic altered porphyry intrusive. These sediments likely deposited in small lakes formed within extensional basins within the north- east trending inferred graben structure at Hacidevrisler (approximately 477750 E 4422800 N). The silicified sediments lack some key indicators to be called sinter, e.g. anomalous Hg, oriented plant clasts, silica falls developed on the sinter edge but do contain sedimentary bedding and fragments of silicified wood.

Photo 4

Chalcedonic to opaline silica veining exposed along the north-western margin of a north-east trending inferred graben structure at Hacidevrisler (approximately 477750 E 4422800 N). This silica veining is interpreted to be developed on northeast trending extensional structures and developed at a near surface (within or immediately below the paleowater table) epithermal setting.

Photo 5

Breccia textures from within the 060-080 trending inferred structural corridor SW Pirentepe (approx 480100E 4420900N). Clasts are silicified porphyry with hematitic rims, sometimes as specularite, and a later dusty hematite coating. Voids within the hematite can be infilled with fine banded chalcedony indicating a late silica event.

Photo 6	Weak to moderate propylitically altered feldspar-quartz-hornblende altered porphyritic intermediate intrusive exposed to the north of Pirentepe at approximately 480700 E 4423000 N.

Photo 7	Selected drill core section from PD-01 (52.80 m to 56.80 m) comprising pyritised andesitic tuffs. The interval from 55.70 m to 56.80 m assayed 1.10 m at 3.15 g/t gold and 40 g/t silver.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Halilaga Photographs

Photo 8	View to the NW showing Pirentepe in the middle distance and Kirazli on the skyline. In the foreground is the distinctive vegetation anomaly to the north of the quartz porphyry of the Central Zone.

Photo 9	Sheeted and cross cutting quartz veins within quartz porphyry of the Central Zone

Photo 10

Goethite-hematite matrix breccias cross cutting sheeted and stockwork veined quartz porphyry in the Central Zone. The breccia clasts consist of wall rock and are monolithic. The late breccias are interpreted to be related to late extensional faulting.

Photo 11	Quartz-alunite altered dacite with late stage hematite-limonite veining from SE of Kunk Tepe.

Photo 12

Monolithic clast supported matrix breccia with silicified fine grained tuff clasts in an iron rich matrix composed largely of hematite and limonite. Similar breccias were anomalous in gold at Pirentepe.

Photo 13

Well developed crackle breccia with 0.5 cm wide hematite matrix fill including small clasts of broken wall rock. Previous samples from this area produced anomalous gold and is interpreted to be within a zone of early silicification as a result of an upflow zone, which later was brittley deformed allowing circulation of oxidising surface waters.

Photo 14

View of the Central Zone vegetation anomaly developed as a result of near surface leaching and geochemical anomalism. Hole HD-01 is collared on the surface oxidised quartz porphyry in the centre right of the photo.

Photo 15	Detail of drilling rig and landscape of the Central Zone.

Photo 16

Representative drill core from HD-01 at 120.m depth, sericite-magnetite altered intermediate felsic (feldspar-quartz) porphyry with 7% magnetite, 8% quartz stockwork, 2% pyrite, 0.5% chalcopyrite. 119.90 m to 121.0 m assayed 0.248 ppm Au and 2440 ppm Cu.

LIST OF TABLES

Table 1	Permit details, Halilaga and Pirentepe

Table 2	Exploration samples and geophysical surveys, Pirentepe and Halilaga, 2005-2006.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Table 3	Drill hole parameters, Halilaga and Pirentepe

Table 4	List of Standards used at the Pirentepe and Halilaga Project

Table 5	Proposed budgets for follow-up geophysical surveys and drilling, Pirentepe, Halilaga, and Halilaga North.

LIST OF MAPS

Map 1	Pirentepe geology

Map 2	Pirentepe alteration zones

Map 3	Halilaga geology

Map 4	Halilaga alteration zones

Map 5	Halilaga North, rock and soil gold geochemistry, MTA drill hole locations and IP line locations

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Item 3           Summary

The author was engaged by Fronteer Development Group Inc. (Fronteer) in February, 2007, to complete a NI43-101 compliant report on the Halilaga (including Halilaga North) and Pirentepe properties, which form part of a larger permit holding within the Biga group of permits in the Çanakkale province of Western Anatolia, Turkey.

The author is not aware of any prior ownership or exploration activity within the Central Zone area of the Halilaga property and the porphyry hosted copper-gold mineralisation located in this area is a new discovery. The Pirentepe prospect and Halilaga North prospects have been held by Maden Tetkik ve Arama Genel Müdürlü (General Directorate of Mineral Research and Exploration, MTA) which is a department of the Turkish Government.

The Halilaga, Halilaga North, and Pirentepe prospects are located in the south central part of the Biga Peninsula in Western Turkey. Basement rocks of the Biga Peninsula consist of Paleozoic metamorphic rocks and Mesozoic mélanges of eglocites, clastic and carbonate lithologies. Examples of these lithologies occur within, or immediately outside the mapped areas. Granitic and granodiorite intrusives cut the basement rocks and are overlain by cal-alkaline and alkaline volcanics ranging in age from 35-23 Ma. A Miocene andesitic volcanic suite includes andesite, latite, dacite, rhyodacite lava dome facies, and volcaniclastic sequences including ignimbrites and is related to partial melting of the crust during N-S compression and crustal thickening, and later extension. At Halilaga, Halilaga North, and Pirentepe, the andesites are interpreted to be volcanic to sub-volcanic, with an overlying and intercalated sheet, or sheets, of varying tuff units, now present only as silicified cap remnants at higher elevations.

The Pirentepe and Halilaga prospects are interpreted to be a single widespread mineralised system containing porphyry related high-sulphidation style gold, and copper-gold mineralisation. Halilaga North is interpreted to be a structurally controlled high-sulphidation system distal to a high level intrusive. The mineralised intrusives are interpreted to be related to the 35-23 Ma granites and granodiorites.

Drilling by Fronteer at Pirentepe returned the following results:

  PD-01 intersected 1.79 grams per tonne gold over 46.90 metres, starting at 17 metres depth. The hole ended in high-grade gold mineralization.

  PD-02 intersected 1.83 grams per tonne gold over 38.0 metres also starting at 17 metres.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Further drilling is required to define the limits and orientation of the mineralisation which is hosted in pyritised andesitic tuff sediments. Lacustrine sediments are mapped up to 2 km from the known mineralised zone indicating potential for discovery of more pyritised sediments in fault depressions. Mineralised intersections given above may not indicate the true width.

Porphyry copper-gold mineralisation at the Central Zone within the Halilaga property has been identified in the newly discovered Central Zone. Mineralization occurs over the full length (298.2 m) of the first drill hole in this area (HD-01). Drill hole HD-01 intersected:

  0.50 grams per tonne gold and 0.53% copper over the entire length of 298.2 metres, including 1.03 grams per tonne gold and 1.03% copper over 105.4 metres. Both intervals start from surface.

  A thick zone of secondary copper enrichment returned 2.15% copper and 0.93 grams per tonne gold over 25.8 metres starting at a depth of 23.8 metres.

HD-01 was collared in the central part of Central Zone in oxidized feldspar-quartz porphyry with a stockwork of 25-30% quartz veins to 23.95m. The supergene acid leach alteration zone, with 10% veining , 2% pyrite veins and chalcocite on fractures was intersected from 23.95 -55.0m. Below the supergene alteration, the vein stockwork increases to 35-50% with 5-15% magnetite, 2-5% pyrite, >2% chalcopyrite and minor chalcocite and molybdenite. This veining mostly obliterated the original intrusive texture. A fault was intersected from 98.2 -99.3m. Below the fault, the feldspar-quartz porphyry was potassic altered with sericite-magnetite-biotite-quartz, with zones of silica flooding and quartz veins varying from 8-40%, 2-5% pyrite and 0.5 -1% chalcopyrite to about 154.2m. Below this the core have mostly biotite>magnetite alteration and usually >5% quartz veining; with zones of pink potassic alteration and few silica flooded zones. Pyrite veins and minor chalcopyrite was seen throughout the hole. From 286-298.2m, the hole ended in a siliceous green diorite.

At Halilaga 39.5 line kilometres of IP Chargeability/Resistivity and 43.5 line kilometres of ground magnetic surveying was conducted. The most significant anomaly generated is the coincident chargeability magnetic anomaly associated with the Central Zone porphyry copper-gold mineralisation intersected by hole HD-01.

The IP chargeability profile across the Central Zone (Line 8) shows a chargeability anomaly associated with the mineralised quartz porphyry centred on station 1400N with a depth profile in excess of 200 m.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Ground magnetics defines the magnetite alteration zone over an area of about 600m by 400 m. If smaller satellite magnetic anomalies to the east are included, it appears that the target area has a footprint of 1200 m by 400 m with a depth extent of approximately 200 m based on chargeability. The Central Zone has potential for copper-gold mineralisation to extend to the limits of the geophysical anomalies.

At Halilaga North Rock chip sampling has defined a strongly gold anomalous trend over 1000 m by 200 m oriented in a ENE direction, immediately north of the village of Halilaga. The highest grade rock chip sample was 1.24 g/t Au. Soil sample anomalies confirmed this trend and returned a peak gold result of 91 ppb Au. A strong chargeability anomaly is indicated to a depth of 150 m and a width of approximately 400m on line 489000E (line 90, Figure 8). At surface, the chargeability anomaly is associated with a strong resistor which extends to 100m depth over a width of 100 m. These anomalies are strongest on the western most IP line (line 90) suggesting that sulphidic mineralisation may occur at depth to the west and under cover.

Continued exploration is warranted on the Pirentepe, Halilaga and Halilaga North prospects properties. In-fill and extended geophysical surveys (IP Gradient Array, Dipole-dipole IP as well as detailed ground magnetics) should be conducted over the known targets (Davulgall Tepe PD-01 and PD-02 Pirentepe), Central Zone (HD-01 HalilAaga), and Halilaga North, prior to, or in conjunction with continued drilling

Successful definition of targets by geophysical surveys and the current drill programme will result in a decision point to undertake further drilling.

A proposed budget for the next two stages of exploration (infill geophysics and drilling) at Pirentepe (1800 m RC drilling), Halilaga (central Zone - 2400m RC and 3000m core), and at Halilaga North is recommended. Estimated budgets are: Pirentepe $859,316, Halilaga (Central Zone) $1,626,782 and Halilaga North $572,877.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Item 4           Introduction and Terms of Reference

The author was engaged by Fronteer Development Group Inc. (Fronteer) in February, 2007, to complete a NI43-101 compliant report on the Halilaga (including Halilaga North) and Pirentepe properties, which form part of a larger permit holding within the Biga group of permits in the Çanakkale province of Western Anatolia, Turkey.

The report has been prepared so that new information on the Halilaga, Halilaga North, and Pirentepe prospects can be reported to a NI43-101 compliant standard.

Sources of information and data contained in this report, other than the author’s direct observations, are cited in the text and referenced at the end of the report.

The author was extensively involved in geological field work conducted by Fronteer within the Halilaga and Pirentepe properties. This field work was undertaken within the period from July to September 2005 (Pirentepe) and July-August 2006 (Halilaga, and Halilaga North). Selected drill core from the Pirentepe and Halilaga prospects was reviewed during early December 2006. The author also had a role in reporting and making recommendations for soil sampling programmes, IP surveys and drilling programmes during and after these times, but was not directly involved in the activities. These surveys were undertaken by either Fronteer personnel, TeckCominco Arama ve Madencilik San. A.S. (TCAM) personnel or contractors to Fronteer. The Fronteer personnel directly supervising the field work were Brenda Hodgins and Lindsay Hall. Lindsay Hall is a Qualified person as per the requirements of NI43-101.

Item 5           Disclaimer

In preparing this report, the author has relied on data and information relating to quality assurance and control that has been prepared by a person who is not a Qualified Person as defined by the requirements of NI43-101. The name of this person is Brenda Hodgins. The author disclaims all responsibility for the parts of this report which refer to quality assurance and control.

In addition, the author has relied on data and information relating to geophysical surveys conducted at Pirentepe and Halilaga that has been prepared by persons who are not Qualified Person as defined by the requirements of NI43-101. This data is contained in the report by JS Jeofizik Servisi ve Ileri Teknolojiler Ltd. ti. (2006) Çanakkale/Çan Halilaga and Pirentepe Geophysical Survey for Gold Mining area. Survey report 2006.

The author disclaims all responsibility for the parts of this report which refer to geophysics.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Item 6           Property Description and Location

Fronteer has numerous properties held in joint venture partnership with Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S. (TCAM) in the Biga Peninsula area of northwestern Turkey. This report is limited to the Pirentepe and Halilaga properties which form part of the Biga Properties centred at approximately 477500E 4424000N and 484000E 4418000N respectively (UTM Central meridian 27 (ED50 datum). See also Table 1 and Figure 1. The Pirentepe and Halilaga prospects are located about 25 km WSW of Çan, the nearest major town (Figure 2), while the HlailAGA North prospect is located about 20 km WSW of Çan and about 7 km south of Etili.

During 2004, the Company signed a letter of intent with Teck Cominco Limited’s Turkish subsidiary, TCAM to acquire a 100% interest in five gold properties located in Western Turkey. Fronteer completed its technical due diligence and on April 27, 2004, May 6, 2004 and October 19, 2004, signed Letters of Agreement on three properties, the Agi Dagi Property, the Kirazli Property and the Biga Properties respectively.

Under the terms of the option agreements, the Company was required to issue to TCAM a total of US$500,000 worth of its shares upon signing, allocated as to 300,000 common shares to the Agi Dagi property, 200,000 to the Kirazli property and 111,930 to the Biga Properties. Subsequent to December 31, 2004, the Company issued the shares required for the Biga Properties, completing its initial commitment to issue shares, for all five properties.

To earn a 100% interest in the Biga Properties, Fronteer was required to incur US$2,000,000 on exploration over four years, with a first year firm commitment of US$200,000. Upon earning 100% interest, TCAM will retain a Net Smelter Return Royalty of 1% on the properties.

TCAM notified Fronteer of their decision to back in on Pirentepe and Halilaga (and TV Tower/Dededagi) on November 30, 2006. They now have 3 years to spend 3.5 times the Fronteer Biga expenditures to date (50% of this must be spent in the first year).

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

This figure was prepared by Fronteer Development Group Inc. for inclusion in this report.
N
S
W
E
4450000 mN
4440000 mN
4430000 mN
4420000 mN
4410000 mN
460000 mE
470000 mE
480000 mE
490000 mE
500000 mE
510000 mE
520000 mE
0
5
10
kilometers
LEGEND
Agidagi
Dededagi
Halilaga
Biga
TV Tower
Kirazli
Pirentepe
Area of interest

Figure 1 Location of Halilaga (including Halilaga North) and Pirentepe permit blocks and adjacent projects, Klrazll and Agi Dagi.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

The author is not aware that the properties have been surveyed, or that there is a requirement to do so. Mineralised zones are shown on figures and maps accompanying this report. There are no known mineral resources, mineral reserves, mine workings, existing tailing ponds, waste deposits or important natural features and improvements.

The author is not aware that the properties are subject to environmental liabilities other than those attached to drill site permits issued to Fronteer.

No other permits must be acquired to conduct the work proposed for the property.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

N o	PROVINCE	NAME OF PROPERTY	ACQ. DATE	LICENCE AREA (Ha)	ACCESS NUMBER	SICIL NO	EXPLORATION LICENCE NO	LICENCE NO OIR	LICENCE NO IR	Owner Name	APP. DATE /VALID UNTIL/CONVERSION PAYMENT DATE
	Halilaga PROJECT LICENSES
1	CANAKKALE	BAYRAMIC-YANIKLAR	12-Nov-02	540.07	2230315	61654	AR-83814			TCAM*	12-Nov-07
2	CANAKKALE	CAN-ETILI	19-Nov-02	629.66	1076684	61841	AR-84289			TCAM	19-Nov-07
3	CANAKKALE	BAYRAMIC-MURATLAR	19-Nov-02	1,464.28	1077626	61842	AR-84288			TCAM	19-Nov-07
4	CANAKKALE	BAYRAMIC-YANIKLAR	08-Apr-05	605.32	3052748	20050053				TCAM	08-Apr-08
5	CANAKKALE	CAN	08-Mar-06	823.24	3074271	20061704				TCAM	08-Mar-09
6	CANAKKALE	CAN	15-May-06	1,391.76	3080113	20064172				TCAM	05-May-09
	Halilaga Total			5,454.33
	PIRENTEPE PROJECT LICENSES
1	CANAKKALE	BAYRAMIC-MURATLAR	22-Mar-02	30.73	2458541	57931	AR-80811			TCAM	22-Mar-07
2	CANAKKALE	BAYRAMIC-A.SAPCI	27-Mar-03	709.48	2378439	63628	AR-86362			TCAM	27-Mar-08
3	CANAKKALE	BAYRAMIC	08-Jul-05	412.53	2322463	20054258				TCAM	08-Jul-08
4	CANAKKALE	BAYRAMIC	08-Jul-05	829.10	1098491	20054260				TCAM	08-Jul-08
5	CANAKKALE	BAYRAMIC-HACIDERVISLE	02-Sep-05	489.30	2402622	20055696				TCAM	02-Sep-08
6	CANAKKALE	BAYRAMIC	08-Mar-06	131.39	2389904	20061699				TCAM	08-Mar-09
7	CANAKKALE	BAYRAMIC	08-Mar-06	433.61	2428284	20061700				TCAM	08-Mar-09
8	CANAKKALE	BAYRAMIC-SOgUTGEDIgI	12-Apr-04	443.88	1010118	69899	AR-92356			TCAM	12-Oct-09
9	CANAKKALE	BAYRAMIC-MURATLAR	07-Oct-03	428.99	2399031	51297			IR-7468	TCAM	04-Oct-13
	Pirentepe Total			3,909.01

	Grand Total			9363.34

Table 1 Permit details, Halilaga and Pirentepe.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Item 7           Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Biga Peninsula (Figure 2) has fertile soils and a Mediterranean climate with mild, wet winters and hot, dry summers. Temperatures range from 15 to 35 degrees Celsius in the summer season and -20 to -10 degrees Celsius in the winter months. The annual rainfall is approximately 30 cm, generally falling as mixed rain and snow in late fall and winter. Year-round access to the properties for field exploration is unrestricted due to weather however; snow falls during winter may restrict vehicle movement.

The region is well-serviced with electricity, transmission lines and generating facilities, the most significant being a large coal-fired power plant outside the Town of Çan. Population and agricultural activity is concentrated in the valleys, while most areas of active exploration are located in highlands which are predominantly forested and owned by the state.

Local labour is employed from nearby villages. There is no exploration infrastructure located within the properties.

No assessment of the sufficiency of surface rights for mining operations, the availability and sources of power, water, mining personnel, potential tailings storage areas, potential waste disposal areas, heap leach pad areas and potential processing plant sites has been undertaken as part of this report.

Item 8           History

The author, and Fronteer, is not aware of any prior ownership or exploration activity within the Central Zone area of the Halilaga property. The Pirentepe prospect and Halilaga North prospects have been held by Maden Tetkik ve Arama Genel Müdürlü (General Directorate of Mineral Research and Exploration, MTA, 1975) which is a department of the Turkish Government. The results of exploration conducted within these prospects by MTA are summarised in the sections on exploration.

The author is not aware of any previous mineral resource or reserve estimates or mineral production from either property.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Pirentepe
Halilaga and Halilaga North
TEKİRDAĞ
İSTANBUL
KOCAELİ
SAKARYA
YALOVA
M A R M A R A
D E N İ Z İ
ÇANAKKALE
BURSA
BİLECİK
BALIKESİR
ESKİŞEHİR
KÜTAHYA
MANİSA
İZMİR
UŞAK
AFYON
AYDIN
DENİZLİ
BURDUR
ISPARTA
MUĞLA
ANTALYA
E G E D E N İ Z İ
17
1
14
2
13
İŞARETLER
LEGEND
Motorways
Motorways in construction
State roads
Provincial roads
Multi lane roads
Concrete asphalt roads
Surface treatment roads
Unpaved roads
Earth roads
Footpath
International boundary
Province boundary
KGM division boundary
Section boundary
Province center
County seat
Township
Village
Division center
Section center
Maintenance center
Refuge center
KONYA
8
SCALE

Figure 2 Location of the Halilaga, Halilaga North, and Pirentepe properties, Western Anatolia, Turkey (base map from http://www.washingtoninstitute.org/ mapImages/41f5364065e32.jpg)

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Item 9           Geological Setting

The Halilaga, Halilaga North, and Pirentepe prospects are located in the south central part of the Biga Peninsula in Western Turkey. Basement rocks of the Biga Peninsula consist of Paleozoic metamorphic rocks and Mesozoic mélanges of eglocites, clastic and carbonate lithologies (Figure 3). Examples of these lithologies occur within, or immediately outside the mapped area. Granitic and granodiorite intrusives cut the basement rocks and are overlain by cal-alkaline and alkaline volcanics ranging in age from 35-23 Ma. A Miocene andesitic volcanic suite includes andesite, latite, dacite, rhyodacite lava dome facies, and volcaniclastic sequences including ignimbrites and is related to partial melting of the crust during N-S compression and crustal thickening, and later extension. At Halilaga and Pirentepe, the andesites are interpreted to be volcanic to sub-volcanic, with an overlying and intercalated sheet, or sheets, of varying tuff units, now present only as silicified cap remnants at higher elevations.

During extension, calc-alkaline intermediate lavas and pyroclastic rocks were extruded along NNE trending fractures and faults. The Lower-Middle Miocene successions were deformed under a compressional regime at the end of the Middle Miocene. The deposition of the overlying Upper Miocene-Lower Pliocene volcanic successions was restricted to within ENE trending graben basins. The graben bounding faults are oblique to the N-S compression/extension and incorporate a major strike-slip displacement formed during extension.

Late NE trending structures are related to development of graben structures during recent extension.

In the regional context, Halilaga, Halilaga North and Pirentepe include a number of the lithological and structural components of the Biga peninsula.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

MARMARA SEA
AEGEAN SEA
Balıkesir
Ankara
İzmir
Kisladag
Efemcukuru
TURKEY
Approximate location of the Halilağa, Hlailağa North and Pirentepe prospects.
LEGEND
Pliocene volcanics
Miocene volcanics
Upper Oligocene volcanics
Eocene volcanics
Tertiary intrusives
Cretaceous intrusives
Non-magmatic rocks
Town
Study area
Precious mineral occurrence
Precious mineral deposit
Other metal occurrence/deposits
SCALE
Kuscayiri prospect
ÇANAKKALE
GELIBOLU
LAPSEKI
ECEABAT
EZINE
BAYRAMIÇ
AYVACIK
ALTINOLUK
EDREMIT
BURHANIYE
AYVALIK
BALIKESIR
BANDIRMA
ERDEK
KARABIGA
MANYAS
YENICE
SUSURLUK
KEPSUT
BIGADIC
SOMA
BERGAMA
DIKILI
SINDIRGI
KARACABEY
MANYAS LAKE
LESVOS
Ovacik Gold Deposit

Figure 3 Geology of the Biga Peninsula and approximate location of the Halilaga, Halilaga North, and Pirentepe properties (figure from Yilmaz, 2003)

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Item 10           Deposit Types

The Pirentepe and Halilaga prospects are interpreted to be a single widespread mineralised system containing porphyry related high-sulphidation style gold, and copper-gold mineralisation. Halilaga North is interpreted to be a structurally controlled high-sulphidation system distal to a high level intrusive.

Item 11           Mineralization

To date gold and copper-gold mineralisation has been defined by drilling undertaken by Fronteer in two localities, Davugali Tepe in the west of the Pirentepe property, and at the Central Zone in the Halilaga property. Drilling at Pirentepe (PD-01 and PD-02 has defined strong gold mineralisation in strongly pyritic tuffaceous sediments interpreted to be altered and mineralised as a result of the interaction of high-saline mineralised fluids discharging into carbonaceous rich sediments distal to the magmatic source of the fluids.

This model is supported by common fossil plant fragments seen in outcrops in correlated units and high mercury values. The silica cap lithologies which form higher elevated ridges and terraces in the Pirentepe area are weak to un-mineralised with respect to gold and probably acted as aquatards to mineralising fluids.

Drilling by Fronteer in this area returned the following results:

  PD-01 intersected 1.79 grams per tonne gold over 46.90 metres, starting at 17 metres depth. The hole ended in high-grade gold mineralization.

  PD-02 intersected 1.83 grams per tonne gold over 38.0 metres also starting at 17 metres.

Further drilling is required to define the limits and orientation of the mineralisation which is hosted in pyritised andesitic tuff sediments. Lacustrine sediments are mapped up to 2 km from the known mineralised zone indicating potential for discovery of more pyritised sediments in fault depressions.

Porphyry copper-gold mineralisation at Halilaga has been identified in the newly discovered Central Zone. Mineralization occurs over the full length (298.2 m) of the first drill hole in this area (HD-01). Drill hole HD-01 intersected:

  0.50 grams per tonne gold and 0.53% copper over the entire length of 298.2 metres, including 1.03 grams per tonne gold and 1.03% copper over 105.4 metres. Both intervals start from surface.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

  A thick zone of secondary copper enrichment returned 2.15% copper and 0.93 grams per tonne gold over 25.8 metres starting at a depth of 23.8 metres.

HD-01 was collared in the central part of Central Zone in oxidized feldspar-quartz porphyry with a stockwork of 25-30% quartz veins to 23.95m. The supergene acid leach alteration zone, with 10% veining , 2% pyrite veins and chalcocite on fractures was intersected from 23.95 -55.0m. Below the supergene alteration, the vein stockwork increases to 35-50% with 5-15% magnetite, 2-5% pyrite, >2% chalcopyrite and minor chalcocite and molybdenite. This veining mostly obliterated the original intrusive texture. A fault was intersected from 98.2 -99.3m. Below the fault, the feldspar-quartz porphyry was potassic altered with sericite-magnetite-biotite-quartz, with zones of silica flooding and quartz veins varying from 8-40%, 2-5% pyrite and 0.5 -1% chalcopyrite to about 154.2m. Below this the core have mostly biotite>magnetite alteration and usually >5% quartz veining; with zones of pink potassic alteration and few silica flooded zones. Pyrite veins and minor chalcopyrite was seen throughout the hole. From 286-298.2m, the hole ended in a siliceous green diorite.

The Central Zone is exposed over an area measuring 300 metres by 400 metres; however, its geophysical footprint, defined by IP chargeability and magnetic anomalies is much larger, covering an area measuring 1,200 metres by 400 metres.

Results from HD-01 include:

	From	To	Length	Au (g/t)	Cu (%)

Entire Interval	0.00	298.20	298.20	0.50	0.53
Leached Zone	0.00	23.85	23.85	0.83	0.06
Supergene Zone	23.85	49.60	25.75	0.93	2.15
Hypogene Zone	49.60	298.20	248.60	0.42	0.41

Interval 0.5 cutoff Au
	0.00	105.40	105.40	1.03	1.03

High temperature contact style mineralisation occurs at Kumlugedik Tepe where quartzites and carbonates have been propylitically altered. High temperature mesothermal quartz veining occurs within gold mineralised float of intermediate volcanics (with some quartz eyes). The exposure is limited in this area and trenching is required to better identify the style of mineralisation.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Item 12           Exploration

The exploration undertaken by Fronteer on the Halilaga, Halilaga North, and Pirentepe properties during 2005 and 2006 is described below.

Statistics on sample numbers, type and coverage of geophysical surveys is shown in Table 2 (data supplied by Fronteer).

		Rock	Soil	Silt	Drill	IP (line km)	Magnetics (line km)
	2005	345	1135	0	0	36.9	0
Pirentepe	2006	0	119	0	1074	5.2	14.85
	TOTAL	345	1254	0	1074	42.1	14.85
	2005	142	232	0	0	7.5	0
Halilaga	2006	52	349	0	359	32	43.5
	TOTAL	194	581	0	359	39.5	43.5
Halilaga
North	2005-6	35	152	0	0	3.2	0
	TOTAL	35	152	0	0	3.2	0

Table 2 Exploration samples and geophysical surveys, Halilaga, Halilaga North, and Pirentepe properties, 2005-2006.

Item 12.1      Pirentepe

Previous exploration

  The Pirentepe area was mapped and sampled by an MTA-Metal Mining Agency of Japan JV in 1975 (MTA, 1975) which concluded that:

  The area was comprised of andesitic lithologies ranging from lavas to tuffs. The andesites were noted as being generally coarsely crystallized and in some areas appeared granitic.

  Alteration ranged from unaltered to argillic with silicic alteration being restricted to isolated higher peaks, particularly KüçükdagTepe, Büyükçukur Tepe, Celdiren Tepe and Pirentepe.

  Silicified zones consist of massive, brecciated and porous parts. MTA observed that the massive silicified zones occur in the central parts of the silicified zones and pass outward to porous and brecciated areas and that they contain hematite and limonite.

  MTA noted that the silicified zones were identified on air photographs (presumably these were used to map the distribution of the silicified zones, therefore they should be reasonably well located). No comment was made on the structural setting of the area due to the extensive distribution of the

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

  volcanics however joints and fissures were noted as trending NE-SW a trench survey (334 m in total length) was conducted at Davulgall Tepe within a limonitic argillic altered zone with samples being collected from the B-C soil horizon. Best gold results were obtained from the silicified zone in the western most trench (up to 280 ppb gold) while limonite-argillic zone peaked at 80 ppb, however most samples were below the detection limit of 5 ppb gold. A two hole drill programme totalling 302 m was completed at Davulgall Tepe to test the alteration zones exposed in the trenches. The easternmost hole (MJTC-2) encountered >100 ppb gold in a limonitic argillic-silica altered zone from 18.00 m to 54.20 m. This zone averaged 700 ppb gold over 36.20 m. In addition silver, mercury and antimony are elevated over this zone (9.3 ppm Ag, 2400 ppb Hg, and 180 ppm Sb). Peak gold value in this hole is 3 m at 4400 ppb from 48 to 51 m. Hole MJTC-1 did not encounter gold above 25 ppb. Rock chip sampling was conducted over the Pirentepe area by MTA with 134 samples assayed for Cu, Pb, Zn, Au, Ag, Mo, Hg, As, F, Ba, Tl, and Se. Note that most anomalous gold samples (>100 ppb gold) lies within a zone trending 060 from the southern margin of the silica cap in the east to Davulgall Tepe in the west (and is coincident with a Bi-As-Cu-Fe anomalous soil zone defined by Teck soil sampling – see later). The peak gold value from MTA sampling was 2060 ppb Au. This locality was revisited and it would appear that this sample was taken from silicified float rock cleared from adjacent fields.

  TeckCominco undertook reconnaissance soil sampling and rock chip sampling in 2000

Fronteer 2005 -2006

In July and August 2005 the following activities were undertaken by the author and were reported on in Grieve (2005). Drilling in 2006 is discussed separately.

• interpretation of linears from topographic base maps,

• reviews of previous mapping, drilling and rock chip and soil sample geochemistry,

• reconnaissance mapping was undertaken over the Pirentepe and Ada Tepe area (4 km to the west) to confirm that variations in alteration mineralogy, quartz

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

textures and lithologies were mappable and could be used to better define targets for follow-up exploration,

• detailed pit mapping and sampling,

• interpretation of previous wide spaced soil geochemistry, and

• partial field traverses within an area of extrapolated coincident Bi-As-Cu-Fe soil anomalism

• Mapping and sampling of exposures in drainages and track cuts within the southern part of the Pirentepe area identified above,

• Further reconnaissance scale mapping of the Ada Tepe and Pirentepe areas,

Mapping (Map 1, Photos 1 to 7))

Below are descriptions of the mapped geological units.

Geological units

Recent cover (Elluvial, Colluvial, and Alluvial)

On the southern slopes of Pirentepe cover units exist over significant areas and are likely to be deeper than 5-10 m so have been plotted as separate units. Bedrock geology here is likely to be weak to unaltered intermediate volcanics (andesite) to the south, and intermediate intrusives of the Pirentepe hill to the north. Scattered small outcrops of these lithologies exist within the incised gullies.

Conglomerates and sandstones

Bedded coarse volcaniclastic sediments outcrop south of the Çan-Bayramiç road at around 479500E 4419000N. These sediments are unaltered and are inferred to be younger than the alteration and mineralization at Pirentepe.

Silica Cap

Remnant silica cap rocks are present over extensive areas at Pirentepe, particularly on higher ground at Küçükdag Tepe, Büyükçukur Tepe, Celdiren Tepe and Davulgali Tepe, and at Ada Tepe in the west. Within all these areas the protolith for the silica cap is interpreted to be extrusive volcanics of dacitic composition (based on presence of common qtz eyes and crystals in tuffs). Specific lithologies include tuffs (including crystal, and crystal-lithic tuffs, silicified wood to 20-30 cm in size is locally very

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

common) and flow breccias. The high primary permeability of these units would have allowed a greater flow of fluids. In the northeast, away from the central part of Pirentepe, the tuffs are less silicified, being distal to the inferred silica feeder.

Outcrops are generally small in extent and less than 10 m in thickness. The silica cap dips gently to the north. Where exposed (e.g. Pits 1 and 8), the contact between silica cap and argillic/advanced argillic altered porphyry is very sharp and flat lying indicating ponding of acid fluids beneath the silicified zone. Mapping of alteration and silica species within the silica cap shows common granular and saccharoidal vuggy silica indicating acid leaching and silica replacement. Geochemical sampling within massive to vuggy silica exposed within silica pits were generally barren with respect to gold (peak value of 0.033 ppm gold in Pit 9, Küçükdag Tepe). Late hematite-limonite matrix breccias are barren within the silica cap. Silicified dacitic volcanic breccias in Pit 4 (Ada Tepe) contained anomalous copper to 152 ppm, Pits 3, 8 and 1 at Pirentepe contain anomalous arsenic values greater than 500 ppm (peak of 1220 ppm). The more anomalous geochemistry within these volcanic breccias is the result of a greater primary permeability within the breccias.

At Celdiren Tepe a late chalcedonic overprint (veining to 10 cm and void infill) within massive to saccharoidal vuggy silica (481519E 4421800N) has occurred likely as a result of decompressive boiling of a high silica concentration fluid within a brittley deformed silica cap. Sample results are awaited from the chalcedonic silica, however previous sampling in the close vicinity returned anomalous gold at 0.11 ppm.

Volcanic Tuff (V-ye)

This tuff unit out crops in the NE of Pirentepe and is commonly argillic altered with leisegang rings developed in finer units. The tuff is likely to be a distal equivalent of the volcanic flow breccias and tuffs nearer the central part of Pirentepe. The tuff is cut by later silica-pyrite altered porphyry dykes striking 108 (field locality 530).

Kirta Tepe Andesite

This propylitically altered coarse andesite occurs at 479000E 4419000N in the southern part of the mapped area. The unit is coarser than other units mapped as volcanic (andesite) and is propylitically altered.

Lacustrine bedded sediments (V-Lac)

NNE and SSW of Hacidevrisler chalcedonic silica replaced finely bedded sediments (with leafy plant fossils) occupy the western part of an inferred NE trending graben

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

structure. The sediments are likely to be the distal equivalents of the tuffs at Pirentepe. The abundance of chalcedonic float and late chalcedonic silica veins along this structure indicates potential for a low sulphidation epithermal setting coeval with the high sulphidation setting at Pirentepe.

Subvolcanic intrusives/extrusives (II-V-po)

This unit is interpreted to be an early andesitic phase of volcanism though which the porphyry stocks of Küçükdag Tepe, Büyükçukur Tepe, Celdiren Tepe and Davulgali Tepe intruded with subsequent development of the silica caps and alteration. This unit is weak argillic to unaltered to the north and south of Pirentepe and when unaltered and not oxidised can be strongly magnetic. East of Sögütgedigi the andesite is variously altered from intense argillic to weak, or unaltered. If the Kirtas Tepe Andesite is included in this unit then that andesite would be an indication of a very distal propylitically altered zone. To differentiate this unit from the intermediate intrusives, the andesites contain smaller feldspar phenocrysts in a groundmass of fine feldspar laths. Outcrops show common ‘layering” and show enough variations in phenocrysts size and groundmass composition to suggest a volcanic setting. These features are absent from the units mapped as intermediate intrusives which tend to be more massive and have coarser feldspar, hornblende, biotite and quartz phenocrysts.

Pirentepe Intermediate Intrusives (II Po)

Intermediate intrusives with varying phenocrysts mineralogy form the higher ground of Pirentepe and Ada Tepe. The intrusives generally contain coarse feldspar phenocrysts with subordinate hornblende, biotite, quartz, and rare muscovite. Three mineralogically distinct intrusives were recognized and are spatially distributed in significant clusters:

1. Feldspar-biotite +/hornblende and quartz
2. Feldspar-hornblende +/- biotite and quartz
3. Feldspar-quartz +/- biotite and hornblende

The feldspar-quartz intrusive is spatially related to anomalous soils at Davulgali Tepe the distribution of chalcedonic silica and are likely to be the source of the silica rich fluids that formed the silica cap within the extrusive lithologies above the porphyry units.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Structure

Linear trends defined by ridges, valleys, and breaks in slope were interpreted for the two topographic map sheets covering the Pirentepe-Ada Tepe area. Three inferred structural sets are present:

1. The Pirentepe silica cap appears to be bounded by EW linears to the north and south, and to the east by a near NS linear. A NS linear cuts the silica cap at around 481000E. Detailed pit mapping showed evidence for faulting of the silica cap on both these orientations. Au, Pb, Cu and As are anomalous in rock chip sampling from near a N-S drainage along 480500E. These are inferred to be late structures. The spatial distribution of the larger silica caps at Küçükdag Tepe, Büyükdag Tepe and Celdiren Tepe suggests an E-W oriented control over their formation, though no field evidence was found to support this.

2. A zone trending approximately 060 to 080 extending from SW of Davulgall Tepe to the eastern limit of the silica cap, west of the village of Muratlar. This structure is defined by linear drainages and ridges in the west and breaks in slope along the southern margin of the silica cap in the east, where it trends more easterly. Jointing subparellel to this trend was measured in one outcrop. This zone is also coincident with anomalous drill hole results in hole MJCT-2, rock chip and soil geochemistry, and mapped brecciated silica +/- hematite and limonite oxidation.

3. NE trending linears defined largely by the Hacidevrisler valley that separates Pirentepe from Ada Tepe, and two less continuous linears traversing the silica cap to the east. The linears within the Hacidevrisler valley. In terms of mineralization, the important structural controls appear to be (letters relate to locations on the conceptual prospect model attached):

A and C) Localisation of silica caps (+/- vuggy silica) along an apparent E-W trend indicating a possible feeder zone to the silica within this zone;

B) A zone of silicification, brecciation, oxidation and late chalcedony +/- pyrite overprint within a 060-080 tending corridor along the southern margin of the silica cap in the west and cutting likely down faulted units of silica cap in the east resulting in brecciation.

D) An extensional basin at Hacldevrl ler accumulating finer grained tuffs and carbonaceous sediments with silica rich fluids ascending up NE trending structures from a distal part of the Pirentepe intrusive centers resulting in silicification of the sediments and chalcedonic veining (possible low sulphidation setting).

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Alteration

Clay Alteration

Interpreted alteration is shown in Map 2. Generally the northern areas have less pervasive alteration styles (e.g. Küçükdag Fire Tower road), that is, alteration passes rapidly between unaltered-chalcedony-argillic over short distances. Beneath the silica caps, and well exposed in Pit 3 and 8, advanced argillic/argillic altered coarse porphyry intrusive is exposed. On the southern margin intense argillic alteration crops out in association with a late chalcedony-pyrite event.

Silicification

Variations in silica species can be mapped across the silica cap, generally opaline-chalcedonic in the NW at Küçükdag Tepe to dominantly saccharoidal silica in the SE at Pirentepe where commonly quartz phenocrysts are preserved within a dacitic tuff, flow breccia and trachydacite protolith . The chalcedony-opaline silica can be interpreted as an indicator of the paleowater table level. The saccharoidal silica indicates silicification at a deeper level and conceptually this could occur within the root of a system. Vuggy silica is locally developed but has mostly been recrystallised to either opaline-chalcedony or saccharoidal quartz.

A separate silica event occurs within the 060-080 trending corridor of breccias in the southern part of Pirentepe where late chalcedonic infill, replacement and “veining” occurs in a breccia comprised of silicified and vuggy silica altered porphyry. The chalcedonic silica occupies voids within botryoidal limonite-hematite as matrix to breccias, as cross cutting replacement of porphyry breccias and as a chalcedony-py breccia zone trending 330 associated with strong argillic alteration. This chalcedonic zone is interpreted to be related to a lowering in the paleowater table as a result of down faulting of the southern margin of the target.

Note that silicification occurs with two protoliths at two quite different elevations. The upper silica cap is interpreted to be developed within a volcanic dacite unit consisting of tuffs, flow breccias, and trachydacite (as seen in the silica pits) accumulating at the paleosurface. These units would have had a high initial permeability and would preferentially be acid leached and later replaced by silica. On the southern margin of Pirentepe early vuggy silica and silicification occurs within the “basement” feldspar-biotite- hornblende porphyry. This is interpreted to represent a deeper zone of acid

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

leaching, possibly temporally related to silicification of the cap, but spatially at a lower level in the volcanic pile.

Geochemistry

Previous TCAM Soil Sampling

In 2000 Teck undertook a reconnaissance soil sampling programme over five N-S lines at Pirentepe and one short E-W line on Davulgali Tepe. A total of 107 samples were collected. Results from these samples were statistically analyzed to determine metal zonations.

Factor 1 Zn-Al-Mn-P-Mg-Ca-Sn-W

This association probably reflects oxidation within the soil horizon and scavenging of metals by Mn oxides.

Factor 2 Pb-Sb-As-Au-Mo-Bi, and Factor 6 Bi-Au

These two factors represent the mineralization event and the distribution of anomalous samples is coincident with anomalous drill hole results in hole MJCT-2, rock chip geochemistry and mapped brecciated silica +/- hematite and limonite oxidation.

Factor 3 Fe-Cu-P-As-K, Factor 4 Na-K-Mg-Ca-Cu, and Factor 5 Sn-Fe-Mo:

These factors have no clear spatial distribution.

2005 Fronteer Rock Sampling

Rock chip sampling was conducted over the prospect, however most sampling was undertaken in the Davulgali Tepe to Celdiren Tepe area along the trend of fracturing, brecciation and inferred extensional faulting. Sample locations and Individual plots for pathfinder elements Au, Ag, As, Mo, Cu, Pb, Zn, Sb, Hg, Bi, Mn, and P were reviewed in detail in Grieve (2005).

Multivariate statistical analyses were conducted on the dataset and while weak correlations between elements and metal associations between Mn-Zn-Ag, Bi-Cu-Sb, P-Mo-Hg, Pb-Mo-Sb, As-Ag, and Au-Hg-Ag (see below) were determined, no clear spatial relationship was indicated. This is probably a result of the limited coverage of the sampling.

Coincident anomalous trends with respect to Au, As, Cu, and P occur in the Davulgali Tepe to Celdiren Tepe trend highlighting this area as a potential significant zone of

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

mineralisation. The presence of elevated phosphorous indicates mobilisation of phosphorous from apatite in the intrusives and re-deposition in advanced argillic alteration zones. This process is a key indicator of advanced argillic alteration in high sulphidation systems.

2005 Soil Sampling

Soil sampling was undertaken on a approximate 200-300 m line spacing with samples collected every 50 meters between lines 476000 and 482200 E covering the areas from Ada Tepe in the west to Celdiren Tepe in the east. Individual plots for pathfinder elements Au, Ag, As, Mo, Cu, Pb, Zn, Sb, Hg, Bi, Mn, and P were reviewed in detail in Grieve (2005).

Correlation analysis of the dataset resulted in 6 factors being calculated (As-Sb-Pb, Mn-Zn-Au, Ag-Bi, P-Cu-Zn, Hg-Mo, and Mo-Au-P). The Mo-Au-P metal association which is closely associated with the Davulgali Tepe – Celdiren Tepe trend. This factor indicates porphyry related gold-molybdenum mineralisation associated with advanced argillic alteration and supports this trend as being the priority for continued exploration.

Item 12.2 Halilaga

The author is not aware that there has been any modern exploration conducted on this property. The activities conducted during 2005 and 2006 are discussed below. Drilling is described separately.

Mapping (Map 3, Photos 8 to 16)

Geology units

Colluvium

The prospect area (Map 3) is expensively covered by colluvium, particularly on the steeper slopes of the Kunk Tepe-Guvemtasi Tepe-Tasyatak Tepe and Kumlugedik Tepe ridge line. In track cuts this colluvial cover can be up to 2 – 3 m thick reducing the total exposure of bedrock outcrop across the property to probably much less than 5%.

The geology and alteration maps reported here (Maps 3 and 4) do not show this cover and are an interpretation of the underlying lithologies.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Polymict Conglomerate

Polymict conglomerates are widely distributed on the higher ground within the area mapped at Halilaga, particularly in the NW of the area. The conglomerate consists of rounded to sub rounded clasts of silicified tuff, porphyritic volcanics, and vein quartz in a chlorite/epidote altered matrix. The timing relationships are not clear; however the conglomerate is interpreted to be post volcanic/subvolcanic and pre quartz porphyry intrusion. Quartz clasts are possibly sourced from the granites to the south east of Halilaga.

Quartz porphyry

A quartz porphyry intrusive is well exposed in the Central Zone (named for the locality on the topography map). Previously soil sampling in the area has given results up to 1265 ppb gold. At surface quartz eyes are commonly preserved in a quartz rich matrix. Sheeted coarsely crystalline quartz veins occur in the eastern part of the porphyry where the rock is pervasively silicified and argillicaly altered =/+ granular silica replacement of the matrix. Sheeted quartz veining is generally oriented E-W though this can vary through to N-S striking. The sheeted veins are cross cut by later hematite rich monolithic breccias with clasts comprised of quartz porphyry.

To the west the porphyry appears to be more phyllic altered (+/- argillic and silica) and the style of veining is restricted to E-W striking veins of coarse saccharoidal quartz up to about 30 cm in width.

There appears to be no previous rock sampling from this area. An extended soil sample grid was completed on 19-20 June to the north and west of the area.

The porphyry also appears to have hornfelsed clastic sediments to the west which are strongly pyritised. The contact zone between the porphyry and the hornsfelsed sediment could be a significantly mineralised target due to increase development of veining and brecciation as a result of fluid flow constriction.

Volcanics/Subvolcanics

The dominant units within the mapped area are andesitic volcanics and sub volcanics and a feldspar-hornblende intermediate felsic subvolcanic with a significant quartz component enabling it to be differentiated from the andesites. Part of the andesite unit includes tuffs demonstrating that at least part of this unit is extrusives. Where the tuffs can be mapped over larger areas they have been identified on the geological map as a separate unit.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Inferred discontinuities between the tuff units and the andesite/tuff sequence, and the feldspar-hornblende-quartz volcanic as shown on the maps define the NW-SE trending structural linear along which the quartz-porphyry within the Central Zone and related acid fluids have localised resulting in alteration of these volcanic units.

Andesitic Tuffs

This unit forms part of the same volcanic pile as the andesites, however where enough outcrops were present, and there was sufficient confidence to map these as a differentiated unit they were depicted on the interpreted geology map as such.

Quartzites and carbonates

Basement clastic and carbonate sediments in the vicinity of historic mining activity at Kumlugedik Tepe have been variously altered to propylitic grade (chlorite, epidote, actinolite, quartz) as determined by thin section analysis (samples 533363 to 533367). This grade of alteration occurs at moderate to high temperatures in an alkaline setting and is transitional between mesothermal and epithermal. Some phyllic alteration is also present. Quartz vein float in this area has been previously been extensively sampled and is strongly anomalous in terms of gold and base metals fitting this model. Quartz textures are coarsely crystalline. Trenching of this area is required to expose the veining in outcrop to determine the mineralisation style.

Schistose basic volcanics and sediments

Scattered float on Bakirlik Tepe of schistose basic volcanics and sediments are likely to represent the Palaeozoic basement lithologies of the Biga Peninsula. No exposure of the units in situ was seen. These units are not mineralised.

Alteration

Alteration at Halilaga (Map 4) is zoned about an inferred NW-SW trending structure (identified by linears interpreted from topographic maps and QuickBird satellite imagery, and by the mapped lithologies). A quartz rich porphyry intruded sediments and volcanics in the Central Zone at the intersection of this structure and an ENE trending graben parallel fault zone, also identified by linear mapping. Acidic fluids derived from this porphyry have likely migrated along this NW-SW trending zone resulting in acid altered volcanics and massive silicification along the Kunk Tepe- Guvemtasi Tepe-Tasyatak Tepe ridge line (see conceptual model).

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Approximately, 2 km to the NW from the Central Zone, along this same NW-SW trend, lies the priority target for drilling at Pirentepe defined by an increased thickness of silica cap (defined by resistivity), better soil and rock geochemistry and NW linears.

Sub propylitic

Sub propylitic alteration of the volcanics and sub volcanics is typically weak to moderate in intensity, pervasive and texture preservative. The occurrence of chlorite, smectite, and varying degrees of carbonate and pyrite define this alteration zone at Halilaga and grades out to unaltered lithologies in the NE and SW.

Argillic

A broad zone of argillic altered andesitic volcanics and tuffs is developed about the advanced argillic alteration zones forming the higher ground along the Kunk Tepe- Guvemtasi Tepe-Tasyatak Tepe ridge line. Typically the alteration is texture preservative with feldspars altering to Kaolin and smectites and the groundmass being replaced by silica to varying degrees. The best exposures of this style of alteration are found in excavations for spring water on the NE flanks for Guvemtasi Tepe.

Quartz-Alunite advanced argillic

Alteration along the NW trending ridge lines of Guvemtasi Tepe and Tasyatak Tepe demonstrate distal alteration away from the inferred fluid source of the quartz porphyry at the Central Zone with a zonation from quartz-alunite altered andesites at Guvemtasi to near complete silica replacement of tuffs and volcanics at Tasyatak Tepe. This zone is inferred to represent the distal outflow of acidic fluids from the porphyry source. Previous rock chip sampling along this zone demonstrates that this fluid phase resulted in deposition of anomalous (<1 ppm) gold. Soil sampling results gave localised anomalies with respect to gold, bismuth, and mercury and was not anomalous in terms of base metals.

Commonly the quartz-alunite alteration is cut by mm scale goethite-hematite veinlets generally trending NNE which are well exposed in saw cut channels. This later oxidising event may have elevated grades; however more detailed sampling would be required to determine this.

Silica Pyrite

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Texture preservative and pervasive silica-pyrite alteration is mapped in the SW of the prospect within andesites and a felsic porphyritc volcanic (probably of dacite composition). A surficial argillic alteration zone has developed on weathered outcrops due to oxidation of pyrite. The silica pyrite alteration is inferred to be an early stage of alteration resulting from moderate temperature sulphur rich and metal poor fluids derived from a porphyry intrusion. Rock sampling to date has been limited in this area; however soil sampling shows that this area is not anomalous with respect to gold. Later higher temperature and more saline fluids resulted in gold deposition associated with the advanced argillic alteration developed along NW tending zones as described above. In this model, the advanced argillic alteration post dates and cuts the earlier silica pyrite alteration.

Silicification

Texture destructive silica replacement of tuffs and volcanics on Tasyatak Tepe resulted from distal siliceous fluids associated with advanced argillic alteration derived from a porphyry source. The zone here dips steeply to the NE and is approximately 25 m thick in outcrop.

Propylitic

Basement clastic and carbonate sediments in the vicinity of historic mining activity at Kumlugedik Tepe have been variously altered to propylitic grade (chlorite, epidote, actinolite, quartz) as determined by thin section analysis (samples 533363 to 533367). This grade of alteration occurs at moderate to high temperatures in an alkaline setting and is transitional between mesothermal and epithermal. Some phyllic alteration is also present. Quartz vein float in this area has been previously been extensively sampled and is strongly anomalous in terms of gold and base metals fitting this model. Quartz textures are coarsely crystalline. Trenching of this area is required to expose the veining in outcrop to determine the mineralisation style.

Argillic and phyllic alteration

The quartz porphyry located in the Central Zone is variously altered to argillic and phyllic facies end members indicating an overprinting of thermal and fluid conditions. Silicification and granular (saccharoidal) silica also represent varying temperature settings. Hornfelsed clastic sediments (basement?) to the west of the porphyry are assumed to be altered as a result of this intrusion.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Geochemistry

Silt sampling does not appear to have been undertaken within the Central Zone area at Halilaga.

A correlation analysis of previous soil sampling was conducted on the data set which highlighted a Au-Mo-Cu-Fe-Bi correlation factor. This correlation highlights the porphyry related mineralisation at the Central Zone and south west to Guvemtasi Tepe. The anomaly is strongest over the exposed sheeted and stockwork veined porphyry.

Rock chip sampling of oxidised and leached outcrops in the Central Zone area returned 19 samples out of 40 collected with gold values greater than 1.0 grams per tonne. Sample results include gold values of up to 2.3 grams per tonne, silver values of up to 90.8 grams per tonne, and copper values of up to 0.30% .

Item 12.3      Halilaga North

Previous Exploration

MTA (MTA 1975) conducted a regional scale exploration programme over the Biga

Peninsula in 1975 and reported the results on areas of interest (MTA 1975). In the vicinity of the Halilaga village, MTA located zones of silicification and argillic alteration. North of Halilaga a zone of silicification extends over 700m by 150 m and trends NE-SW at agluk Tepe. Southeast of Halilaga at Ta kesilen-Kocata Tepe silicification was mapped over 1000m by 300 m and trends NE-SW. MTA interpreted the silicification north of Halilaga as being structurally controlled. Silicified rocks contain iron oxides as limonite and hematite veins and disseminations. Disseminated pyrite occurs in un-oxidise silicified rock in drill core. Gold mineralisation occurs in the western part of agluk Tepe in silica-argillic altered zones. No description of the lithology at surface was made by MTA.

MTA drilled 2 core holes, MJTC-16 and MJTC-17 (each hole was 151 m in total depth) to test a geochemical anomaly identified by rock chip sampling (Map 5). Core samples were selectively analysed for gold, silver, copper, lead, zinc, antimony, mercury, and molybdenum, however no results for this sampling has been seen by the author. Petrology and XRD analysis was also undertaken, but have not been seen by the author.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Drill hole geology in hole MJTC-16 consisted of strongly silicified and argillised rock from 2.20 m to 16.65 m, and weakly argillised andesite from 16.65 m to 151.00 m. Drill hole geology for hole MJTC-17 was not included in the data provided to the author.

In 1997 TCAM collected 57 rock chip samples from silicified outcrops at Halilaga North. Highest reported gold result was 1.17 g/t gold.

Fronteer 2005-2006

In 2005-6 Fronteer appraised the alteration zone identified to the immediate north of the Halilaga village (Halilaga North) and conducted an exploration programme consisting of surface geochemical sampling (152 soil samples, and 35 rock chip and saw cut channel samples) and 3200 m of pole-dipole IP surveys (4 lines). The highest results from soil and rock sampling were 91 ppb and 1.24 g/t gold respectively. See Map 5 for locations of the soil and rock sample locations and IP line locations. This exploration was reviewed by the author and the area visited over 2 days in July 2006.

Rock chip sampling has defined a strongly gold anomalous trend over 1000 m by 200 m oreintd in a ENE direction, immediately north of the vllage of Halilaga. The highest grade rock chip sample was 1.24 g/t Au. Soil sample anomalies confirmed this trend and returned a peak gold result of 91 ppb Au.

Item 12.4      Geophysics

Item 12.4.1   Pirentepe and Halilaga

A total of 42.1 line kilometres of IP Chargeability/Resistivity and 14.85 line kilometres of ground magnetic surveying was conducted at Pirentepe. At Halilaga 39.5 line kilometres of IP Chargeability/Resistivity and 43.5 line kilometres of ground magnetic surveying was conducted. The most significant anomaly generated is the coincident chargeability magnetic anomaly associated with the Central Zone porphyry copper-gold mineralisation intersected by hole HD-01 (see Figures 4-7). JS Jeofizik Servisi ve Ileri Teknolojiler Ltd. ti. (2006) which documents the surveys undertaken was reviewed by the author.

The IP chargeability profile on Line 8 shows a chargeability anomaly associated with the Central Zone quartz porphyry anomaly centred on station 1400N with a depth profile in excess of 200 m. Also on this section at station 2200n a broad chargeability

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

anomaly at >200m from ground surface probably represents the initial widespread and barren silica-pyrite altered andesites and feldspar-hornblende-qtz subvolcanics.

Line 16 demonstrates a deep resistivity anomaly associated with the inferred outflow zone SW from the Central Zone quartz porphyry. The deeper chargeability anomaly is likely to be associated with the early and barren silica-pyrite alteration.

Ground magnetics (Figure 6) defines the magnetite alteration zone over an area of about 600m by 400 m. If smaller satellite magnetic anomalies to the east are included, it appears that the target area has a footprint of 1200 m by 400 m with a depth extent of approximately 200 m based on chargeability.

Item 12.4.2   Halilaga North

A total of 3.2 line kilometres of pole-dipole IP was conducted at Halilaga North, over 4 north-south oriented lines (Map 5).

A strong chargeability anomaly is indicated to a depth of 150 m and a width of approximately 400m on line 489000E (line 90, Figure 8). At surface, the chargeability anomaly is associated with a strong resistor which extends to 100m depth over a width of 100 m. These anomalies are strongest on the western most IP line (line 90) suggesting that sulphidic mineralisation may occur at depth to the west and under cover.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

HALILAGA AND PIRENTEPE IP LINES

N
W
E
S
This figure was prepared by Fronteer Development Group Inc. for inclusion in this report.
L 26N
L 24N
L 22N
L 20N
L 8W (-8)
L 4W (-4)
L 0
L 2
L 3
L 4
L 5
L 6
L 7
L 8
L 10
L 12
L 14
L 16
L 18
L 22
300
400
4422000
4421000
4420000
4419000
4418000
4417000
479000
480000
481000
482000
483000
484000
485000
Pole Dipole Array (a = 100 m.)
Survey by Jeofizik Servisi , 2006
Rx : IRIS Elrec Pro ; Tx : SCINTREX TSQ-3
Scale 1/50000
0
500
1000
1500
2000
metres
JS

Figure 4 Location of IP lines and stations, Pirentepe and Halilaga.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

N
W
E
S
PD-8A
PD-08
PD-04
PD-05
PD-06
PD-07
PD-03
PD-09
PD-01
PD-02
HD-01
Resistivity
Ohm - m
Resistivity
Ohm - m
0
1
2
kilometres
Fronteer
Inverted IP
Ohm - m
479000 mE
480000 mE
481000 mE
482000 mE
483000 mE
484000 mE
485000 mE

This figure was prepared by Fronteer Development Group Inc. for inclusion in this report.

Figure 5 IP Resistivity, Pirentepe and Halilaga

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

N
S
W
E
PD-04
PD-05
PD-03
PD-09
PD-01
PD-02
HD-01
Chargeability
mV / v
This figure was prepared by Fronteer Development Group Inc. for inclusion in this report.
0
1
2
kilometres
Fronteer

Figure 5 IP Chargeability, Pirentepe and Halilaga

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

HALIL AGA S. PROPERTY - LINE 8 - UBC IP2D INVERSION

Apparent Resistivity (obs) (ohm.metres)
Chargeability (obs) (mV/V)
Apparent Resistivity (mod) (ohm.metres)
Chargeability (mod) (mV/V)
Inverted Resistivity
Inverted Chargeability
N level
Elevation (m)

Inversion Parameters:
Resistivity: Uncertainty: 10%; Error Floor: 5; Reference: 40
Chargeability: Uncertainty: 5%; Error Floor: 0.5; Reference: 15
Topography: Uncertainty:0; Error Floor: 10
UBC Defaults for CHI & Alphas

This figure was prepared by Fronteer Development Group Inc. for inclusion in this report.

Scale 1:10000

0 200 400 600 800
metres

Teck Cominco	
Halilaga Property, Turkey UBC IP2D Inversion - Line 8 - Facing E	
Pole Dipole Array (a=100M; Tx north) Survey by Jeofizik Servisi, 2006 [illegible] is average of 20 windows of 80 msec after delay of 240msec Rx: IRIS Elrec Pro; Tx IRIS VIP 5000; F=0.125 Hz	
Author : dhall	Ref :
Drawn :	
Date : 5-Jun-2006	Report No :
Scale 1:10000	Plan No :

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

HALIL AGA PROPERTY - LINE 16 - UBC IP2D INVERSION

Apparent Resistivity (obs) (ohm.metres)
Chargeability (obs) (mV/V)
Apparent Resistivity (mod) (ohm.metres)
Chargeability (mod) (mV/V)
Inverted Resistivity
Inverted Chargeability
Elevation (m)

Inversion Parameters:
Resistivity: Uncertainty: 10%; Error Floor: 5; Reference: 300
Chargeability: Uncertainty: 3%; Error Floor: 0.5; Reference: 20
Topography: Uncertainty:0; Error Floor: 10
UBC Defaults for Chi & Alphas

This figure was prepared by Fronteer Development Group Inc. for inclusion in this report.

Scale 1:10000
0
200
400
600
800
metres

Teck Cominco	
Halilaga Property, Turkey UBC IP2D Inversion - Line 16 - Facing E	
Pole Dipole Array (a=100M; Tx north) Survey by Jeofizik Servisi, 2006 IP is average of 20 windows of 80 msec after delay of 240msec Rx: IRIS Elrec Pro; Tx IRIS VIP 5000; F=0.125 Hz	
Author : dhall	Ref :
Drawn :	
Date : 6-Jun-2006	Report No :
Scale 1:10000	Plan No :

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

N
W
E
S
PD-8A
PD-08
PD-04
PD-05
PD-06
PD-07
PD-03
PD-09
PD-01
PD-02
HD-01
478000 mE
479000 mE
480000 mE
481000 mE
482000 mE
483000 mE
484000 mE
485000 mE
486000 mE
Pirentepe-Halilaga
Magnetics RTP
Fronteer
Pirentepe - Halilaga
Ground Magnetics
Reduced to Pole
Kilometres

This figure was prepared by Fronteer Development Group Inc. for inclusion in this report.

Figure 6 Ground Magnetics, Reduced to Pole, Pirentepe and Halilaga

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Figure 7 Drill hole HD-01 and chargeability, Halilaga.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

HALIL AGA N. PROPERTY - LINE 90 - UBC IP2D INVERSION

Apparent Resistivity (obs) (ohm.metres)
Chargeability (obs) (mV/V)
Apparent Resistivity (mod) (ohm.metres)
Chargeability (mod) (mV/V)
Inverted Resistivity
Inverted Chargeability
N level
Elevation (m)

This figure was prepared by Fronteer Development Group Inc. for inclusion in this report.

Inversion Parameters:
Resistivity: Uncertainty: 5%; Error Floor: 5; Reference: 12
Chargeability: Uncertainty: 7%; Error Floor: 0.7; Reference: 5
Topography: Uncertainty:0; Error Floor: 10
UBC Defaults for CHI & Alphas

Teck Cominco Limited	
Hallaga Property, Turkey	
UBC IP2D Inversion - Line 90 - Facing W	
Pole Dipole Array (a=100M; Tx N); Survey by Jeofizik Servisi 2006 Rx: IRIS Elrec Pro; Tx: IRIS VIP 5000 F=0.125Hz Delay: 240msec; 20 windows of 80msec. Average IP plotted	
Author: DHALL	Ref:
Drawn:	
Date: 19-Jul-2006	Report No:
Scale 1:10000	Plan No:

Figure 8 Pole-dipole IP 2D inversion model, line 489000E, Halilaga North.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Item 13           Drilling

This report describes drilling undertaken between September 2007 and November 2007 (Table 2) within the Pirentepe and Halilaga areas. No drilling has been conducted at Halilaga North by Fronteer. Locations and local prospect geology are shown on Figures Spectra Jeotek of Ankara, Turkey was contracted to drill using a tractor mounted Delta Drill D-120 for HQ-NQ diamond core. During 2007, a total of 890.1 meters of drilling occurred in 10 holes on Pirentepe and a total of 298.2m meters of drilling occurred in one hole on Halilaga (Hole descriptions and summaries are shown in Appendices 1 to 5).

All drilling was supervised by Fronteer technical staff and general industry standards in all matters were followed.

All proposed drill collars were surveyed using a theodolite total station. Control was relative to established survey points across the property. Drills were set up under the direct supervision of Fronteer staff.

Drill holes were collared and drilled in HQ diameter core. Core was placed in plastic boxes with depth markers every drill run (up to 3 meters). Core recovery during these programs was generally adequate to good. Boxes were securely sealed and brought to the core facility in Sögütalan once a day by the Fronteer technical staff. Flexit survey tests were taken generally at 50-75 meter intervals down-hole to provide down hole survey control. All casing was attempted to be removed after drilling was completed, with only minor casing left stuck in the ground. Core logging procedures follow industry standards and a defined sample protocol.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

PIRENTEPE AND Halilaga DRILL SUMMARY
DRILL HOLE NUMBER	METHOD	UTM COORDINATES		AZIMUTH	DIP	LENGTH OF HOLE (m)	WORK COMPLETED
		EASTING	NORTHING				QUICK LOG	DETAIL LOG	RQD AND MAGNETIC SUSCEPTIBILTY	SAMPLING	RESULTS
PIRENTEPE
PD-01	Core	479579	4420921	140	-60	64.0	Completed	Completed	Completed	Completed	Received
PD-02	Core	479582	4420923	220	-80	95.1	Completed	Completed	Completed	Completed	Received
PD-03	Core	480697	4421383	355	-80	58.5	Completed	Completed	Completed	Completed	Received
PD-04	Core	480301	4421960	0	-90	146.4	Completed	Completed	Completed	Completed	Received
PD-05	Core	480299	4421742	180	-60	134.7	Completed	Completed	Completed	Completed	Received
PD-06	Core	480901	4421852	180	-60	44.3	Completed	Completed	Completed	Completed	Received
PD-07	Core	481457	4421848	80	-60	104.5	Completed	Completed	Completed	Completed	Received
PD-08	Core	479729	4420936	0	-90	37.1	Completed	Completed	Completed	Completed	Received
PD-8A	Core	479728	4420936	0	-90	88.9	Completed	Completed	Completed	Completed	Received
PD-09	Core	479395	4420797	0	-45	116.6	Completed	Completed	Completed	Completed	Received
Total						890.1
HALILAGA
HD-01	Core	483156	4419250	0	-60	298.2	Completed	Completed	Completed	Completed	Received
Total						298.2

Table 3 Drill hole parameters, Halilaga and Pirentepe

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

This figure was prepared by Fronteer Development Group Inc. for inclusion in this report.
LEGEND
PIRENTEPE
PD01 SECTION

Figure 9 Drill Hole Location and geology, PD-01, Pirentepe

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

N
W
E
S
483000 mE
484000 mE
485000 mE
4419000 mN
Kestane
HD-03
HD-04
HRC-02
HD-01
HD-06
HD-02
HRC-03
HD-05
Kunk Tepe
Guvemtasi Tepe
Tasyatak Tepe
Kumlugedik Tepe
HRC-01
LEGEND
Current Drilling
Assay Pending
Meters x grades of >50
Meters x grades of >20
Meters x grades of >15
Meters x grades of >10
Meters x grades of >5
Meters x grades of <5
First Priority Holes
Forestry Permission
Alteration
Propylitic
Sub Propylitic
Quartz-alunite
Silica-pyrite
Silicification
Argilic
Geology
Alluvium
Sediments
Qtz conglomerate
Andesitic Tuff
Quartzites and andesites
Felsic intrusive
Interpreted Geology
Argilic with localised Phyllic
Phyllic with localised argillic
Alluvium
Vegetation anomaly with common epidote skarn
Float/scree cover
Epidote altered quartz clast gritstone
Ferrocrete, as float and sparse outcrop
Quartz porphyry
Pyritic and hornfelsed sediment
This figure was prepared by Fronteer Development Group Inc. for inclusion in this report.
0
0.5
1
kilometers

Figure 10 Drill hole location and geology, HD-01, Halilaga

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Item 15           Sample Preparation, Analyses and Security

All drill core samples collected by Fronteer during drill programs on Pirentepe and Halilaga were subjected to a quality control procedure that ensured a best practice in the handling, sampling, analysis and storage of the drill core (Appendix 7). All drill holes were sampled and assayed continuously. Sample intervals were selected on a geological basis and most typically varied between 0.5 and 1.0 meters in length. Sample intervals were very rarely less than this (minimum 0.30 meters) on specific, narrow geological features, and rarely greater than 1.0 meters (maximum 1.5 meters) on wide intervals of un-oxidized rock. Core was cut lengthwise in half with half the core being submitted for assaying.

ALS Chemex Laboratories have analyzed all the rocks, soils, and core samples from the Pirentepe and Halilaga Projects (ALS Romania also analysed core samples from HD-01). They determined gold by fire-assay fusion with atomic absorption spectroscopy, as well as 34 elements by aqua regia acid digestion ICPAES (Appendix 8). For copper-rich samples at Halilaga a further analysis of to test the leachability of the copper are performed using different leaches and conditions and atomic absorption (aasay results are shown in Appendices 9 and 10).

Samples of drill core were cut by a diamond blade rock saw, with half of the core placed in individual plastic bags and sealed with a numbered tag. The other half of the core was placed back in the original core box. Samples were prepared by local contract labourers trained and supervised by Fronteer personnel at the Sogutalan core facility, near Çan.

Samples were shipped by an independent transport company in woven plastic bags for sample preparation to ALS-Chemex preparation laboratories in Izmir, Turkey. After these samples were processed, the pulps were sent by an independent transport to the ALS-Chemex lab in Vancouver, Canada for analysis. Rejects and pulps are stored onsite at the Sogultalan core shack.

Notification of receipt of sample shipments by the laboratory is confirmed by electronic mail. No problems were encountered in transport during the program.

Samples were prepared and processed at the ALS-Chemex preparation laboratories in Izmir, Turkey. After these samples were processed, the pulps were sent by an independent transport to Vancouver, Canada to the ALS-Chemex laboratory for analysis.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

ALS Chemex laboratory is operated in accordance with the guidelines set out in ISO/IEC Guide 25 – “General requirements for the competence of calibration and testing laboratories”.

Sample preparation and analyses

Individual core samples typically ranged from 0.5 kg to 2 kg in weight. The entire sample was crushed to 2mm size in an oscillating steel jaw crusher. Approximately a 250g split is pulverized in a chrome steel ring mill. Coarse reject is bagged and stored. Pulps are shipped to Canada for analyses at ALS Chemex in North Vancouver.

Au was determined by fire-assay fusion of a 30 g sub-sample with atomic absorption spectroscopy.

Samples were analyzed for 33 elements (Ag, Al, As, B, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Sc, Sr, Tl, Ti, U, V, W, and Zn) by aqua regia digestion (ICP) atomic emission spectroscopy. Over limits of greater than 10, 000 ppm Cu, Pb, and Zn were determined by ore grade assay ICP analysis.

Results are reported electronically to the project site in Sogultalan with Assay Certificates filed and catalogued at Teck Cominco’s Office in Ankara, Turkey.

Sample Quality Assurance data and Protocols

At the Pirentepe and Halilaga projects , inserting of “blind” quality control samples takes place in the core shack before samples are shipped to the lab. These samples inserted on a routine basis and are used to check laboratory quality and cleanliness. At the beginning of sampling, Sample tags are pre-marked with locations for standards, duplicates and blanks before logging.

Duplicates

Duplicate samples are taken every 20 samples within the sample series. Duplicate samples are used to monitor sample batches for potential mix-ups and monitor the data variability as a function of both laboratory error and sample homogeneity. The duplicate samples are ¼ spilt cores done on site before the sample leaves camp.

Blanks

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Un-mineralised limestone was used as a blank, where material was collected from an outcrop in camp, broken with a hammer and inserted into the sample series every 20 samples.

Standards

Standards are used to test the accuracy of the assays, and to monitor the consistency of the laboratory. They are needed for documentation at the time of ore reserve calculations. Standards were bought from CDN Resource Laboratories Ltd. These standards were randomly inserted into the sample sequences every 20 samples.

Check Samples

5% of all assayed sample pulps are being sent to a second laboratory for analysis. This approach identifies variations in analytical procedures between laboratories, possible sample mix-ups, and whether substantial biases have been introduced during the course of the project.

Results of the standards and the blanks are checked and reviewed quickly after results are received. Control charts are used to monitor the data and decide immediately whether the results are acceptable.

QA/QC Analyses – Pirentepe and Halilaga

Standards were used to test the accuracy of the assays and to monitor the consistency of the laboratory. The standards used were bought from CDN Resource Laboratories Ltd. These standards were randomly inserted into the sample sequences approximately every 20 samples.

A total of 61 standards were analyzed during the 2007 Pirentepe Drill Program (Table 3). The results of these analyses are presented in Figure 8 and generally fall within the accepted range of 2 standard deviations.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Standard	Gold concentration	# Used
CDN-GS-2A	Gold concentration: 2.04 ± 0.19 g/t	19
CDN-GS-2B	Gold concentration: 2.03 ± 0.14 g/t	14
CDN-GS-5B	Gold concentration: 4.83 ± 0.38 g/t	1
CDN-GS-P3	Gold concentration: 0.30 ± 0.04 g/t	35
CDN-GS-P5	Gold concentration: 0.525 ± 0.042 g/t	10
	Total Standards Used	79

Table 4 List of Standards used at the Pirentepe Project

Figure 11 Standards Results – Pirentepe and Halilaga CDN Data

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Blanks

Blanks are generally used to check the cleanliness of the laboratory and should produce negligible gold results on a consistent basis. A crushed clean limestone was bought and inserted randomly into the sample series every 20 samples.

A total of 60 blanks were analyzed during the 2007 Drill Program. The results of these analyses are presented in Figure 9. The results were all less than 0.020 g/t Au.

Figure 12 Blank Results – Pirentepe and Halilaga

Duplicates

Duplicate samples are used to monitor sample batches for potential mix-ups and monitor the data variability as a function of both laboratory error and sample homogeneity. The duplicate samples are ¼ spilt cores done on site before the sample leaves camp. Duplicate field samples are taken every 20 samples within the sample series.

A total of 64 field duplicates were analyzed during the 2007 Drill Program. The results of these analyses are presented in Figure 10 and fall within acceptable limits.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Figure 13 Duplicates Results – Pirentepe and Halilaga

Analysis of the above data indicates that there were no QA/QC issues with analyses.

Check Assays

A protocol has just been initiated to send 5% of all assayed sample pulps to a second laboratory for analysis. This approach identifies variations in analytical procedures between laboratories, possible sample mix-ups, and whether substantial biases have been introduced during the course of the project. This work is taking place at Acme Analytical Laboratories in Vancouver. Final analyses of these samples should be received in early March.

No QA/QC problems are noted at this time. The samples surrounding the few standards which failed more then three standard deviations have been re-sent to ALS-Chemex for reanalysis.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

The author is not aware of any aspect of the sample preparation was conducted by an employee, officer, director or associate of the issuer, with the exception the likely occurrence of some rock chip sampling being undertaken by employees of Fronteer.

The author is not aware of any factors in the sampling procedures that could materially impact the accuracy/reliability of the mineral resource and mineral reserve estimates set forth in this Report. The sample checks have demonstrated that the samples are representative of the mineralization and that there is no bias in the sampling.

Item 16           Data Verification

The author has partially verified the analysis data related to the drilling of holes PD-01 to PD09 and HD-01. Verification was undertaken by spot checking of laboratory generated Certificates of Analysis AGAinst the tabulated data. Some data has not been verified as final Certificates of Analysis have not yet been prepared. Geophysical field data was not verified and the author has relied on the information presented in the geophysical report supplied by Fronteer (see also the disclaimer) for the purposes of this report.

Item 17           Adjacent Properties

Two adjacent properties (as a result of contiguous permit holdings) contain significant mineralisation, The Klrazll project located approximately 10 km to the north of Pirentepe, and the Agi Dagi property approximately 15 km to the east of Halilaga (see Figure 1).

The information provided below is sourced from NI43-101 reports and press releases prepared for, or by, Fronteer. These documents refer to information prepared by Qualified Persons (not the author of this report) contained within referenced NI43-101 Technical reports. The author has undertaken field visits to both the Klrazll and Agi Dagi properties, but has not prepared any report, interpretation, or recommendation for them.

The author has been unable to verify the information contained in the press releases and the information is not necessarily indicative of the mineralization on the properties that are the subject of this technical report.

For clarity, this technical report describes the mineralisation and exploration conducted on the Halilaga and Pirentepe properties and apart from inclusion of the results of exploration from the adjacent Klrazll and Agi Dagi it does not relate to the adjacent properties.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

The author understands that the estimates of mineral resources and mineral reserves described in the publicly available information related to the adjacent properties has been prepared and disclosed in accordance with section 2.4 of the Instrument.

Klrazll

Fronteer (Cunningham-Dunlop IR and Giroux G, 2006) describe the Kirazli property as lying within the Eocene to Pliocene-age, calc-alkaline to alkaline Çanakkale volcanic field. The property is underlain by a sequence of andesitic to dacitic porphyritic coherent and clastic volcanic rocks whose primary textures are largely obscured by a blanket of intense silica and clay alteration. Gold mineralization on the property reflects a high-sulphidation epithermal system. Early-phase alteration resulted in an upper layer of dense silicification overlying argillized, pyritic alteration. This is cut by a series of fluted phreatic breccias that provide conduits to silica-, sulphide-, gold- and silver-bearing fluids that pooled beneath the dense silicified and are haloed by advanced argillic alteration.

The property was the subject of considerable exploration work by a previous operator from 1987 to 1992 which culminated in drilling 25 percussion holes (563.54m), 20 reverse circulation holes (3,373.46 m), and 24 diamond drill holes (3,274.50m) . A shallow-dipping zone of high-grade mineralization was discovered immediately below the barren silica cap in a number of holes and returned results up to 5.0 g/t gold over 52.5 metres, 13.7 g/t gold over 19.5 metres, 1.9 g/t gold over 103.5 metres, and 3.64 g/t gold over 61.50 metres.

From February to December 2005, Fronteer completed an exploration program that involved 7385.6 m of diamond drilling in 44 holes, 30 km of line cutting, 30 line km of induced polarization geophysics, four metres of trenching, 1:2000 scale bedrock mapping and the collection and analysis of 634 soil samples, 167 grab samples and 64 channel samples. This program expanded the known high-grade zone, delineated a deeper high-grade feeder zone (5.7 g/t gold over 51.2 metres, including 16.62 g/t gold over 15.3 metres), identified and confirmed significant local silver mineralization (27g/t silver over 117 metres and 89 g/t silver over 64 metres), identified areas of drill-ready surface mineralization and improved on the understanding of the geology and of the geometry of mineralized zones.

In a press release dated November 20, 2006, (http://www.fronteergroup.com /sweetspot-cont-00.htm) Fronteer announced new drilling results from the Klrazll property. Drill hole

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

KD-57 intersected a broad interval of gold mineralization that returned 2.00 grams per tonne gold over an aggregate length of 135.5 metres including three separate mineralized zones as follows:

  4.42 grams per tonne gold over 6.6 metres starting at a depth of 40 metres.

  1.6 grams per tonne gold over 12.75 metres starting at a depth of 93 metres.

  11.02 grams per tonne gold over 15.2 metres starting at 183 metres.

Drill hole KD-57 was reported as one of three new holes that tie together economically significant gold mineralization near the south-eastern margin of the 2005 resource area. The other two holes identified earlier in 2006 were KD-48 (2.86 grams per tonne gold and 144.2 grams per tonne silver over 21.0 metres) and KD-54 (1.0 grams per tonne gold over an aggregate length of 160.8 metres).

Other additional new significant gold intersections include:

  Drill Hole KD-62, which intersected 0.62 grams per tonne gold over 158.7 metres including 1.22 grams per tonne gold over 10.5 metres on the western margin of the resource area.

  Drill Hole KD-64, which intersected 0.98 grams per tonne gold over 103.8 metres including 2.00 grams per tonne gold over 16.5 metres on the northern margin of the resource area.

The current resources at Klrazll (as at the date of the Press Release, 20 November, 2006) and as reported by Fronteer (Cunningham-Dunlop IR, and Giroux G, 2006) include 5,430,000 tonnes @ 1.40 g/t gold for an Indicated Resource of 244,000 ounces and 17,810,000 tonnes @ 0.98 g/t gold for an Inferred Resource of 563,000 ounces. The silver resources include 5,430,000 tonnes @ 9.70 g/t silver for an Indicated Resource of 1,693,000 ounces and 17,810,000 tonnes @ 6.74 g/t silver for an Inferred Resource of 3,859,000 ounces. The resource area on Kirazli was reported as open for expansion to the north and south and at depth.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

The Independent Qualified Person responsible for the preparation of theses resource estimates was Gary Giroux, P. Eng. of Giroux Consultants Ltd. and is contained in a Technical Report prepared to NI43-101 requirements (Cunningham-Dunlop IR, and Giroux G, 2006).

Agi Dagi

Fronteer released details of drilling on the adjacent Agi Dagi property on January 9, 2007 and September 26, 2006 (http://www.fronteergroup.com/newsroom.htm). The abridged press releases are given below.

Fronteer that five drill rigs were operating at Agi Dagi, and were focused on expanding the 2006 resource areas, as well as testing additional targets for new discoveries. In total, 16,357 meters of drilling was completed at Agi Dagi in 2006.

Deli Zone

Four new drill holes from the Deli Zone continue to demonstrate that this resource area remains open for expansion. In particular:

  Drill hole AD-230 intersected 1.41 grams per tonne gold over 60.20 metres, including 5.55 grams gold per tonne over 11.00 metres. This intersection is interpreted to be a continuation of the same zone that was intersected 116 metres to the east of AD-212, which returned 3.96 grams per tonne gold over 111.3 metres.

Other new significant intersections from the Deli Zone include:

  0.91 grams per tonne gold over 24.00 metres, including 1.21 grams per tonne gold over 15.00 metres from hole A-218, a hole outside the southeast limit of the 2006 resource area.

  0.71 grams per tonne gold over 16.35 metres, including 1.06 grams per tonne gold over 8.40 metres from hole AD-222.

  0.80 grams per tonne gold over 17.60 metres including 1.15 grams per tonne gold over 9.95 metres from hole AD-211, a hole outside the northern limit of the 2006 resource area.

Firetower

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Firetower is a new target area located approximately 1.5 kilometres to the southwest of the Deli Zone. Significant results intersected at Firetower are:

  gram per tonne gold over 11.10 metres from hole AD-214

  0.82 grams per tonne gold over 8.75 metres from hole AD-232

  1.15 grams per tonne gold over 14.90 metres from hole AD-136

  1.14 grams per tonne gold over 7.50 metres from hole A-143

Fronteer reported that the orientation of mineralized zones is variable but true widths are estimated to be 90 percent of those stated.

Earlier, Fronteer released the following results. Drill hole (AD-212) located 150 metres to the west of the current Deli Resource Area has intersected 3.96 grams per tonne gold over 111.3 metres, including 7.1 grams per tonne over 15.0 metres and:

  2.78 grams per tonne gold over 8.00 metres and 2.15 grams per tonne gold over 6.15 metres from hole AD-210

  1.0 gram per tonne gold over 37.5 metres from hole A-215

  5.42 grams per tonne gold and 31.17 grams per tonne silver over 9.60 metres from hole AD-183

  3.21 grams per tonne gold over 7.25 metres from hole AD-178

  Drill hole A-179 intersected several distinct gold-silver zones including:

  0.57 grams per tonne gold over 22.50 metres

  0.75 grams per tonne gold and 54.68 grams per tonne silver over 15.20 metres

  0.66 grams per tonne gold and 53.81 grams per tonne silver over 21.20 metres

Hole A-191 tested a new target area located 850 metres away from the Deli Resource Area and intersected 0.58 grams per tonne gold over 51 metres.

Fronteer reported the current resource at Agi Dagi Project consists of two main resource areas and numerous target zones developed within a 4 kilometer-long north-west

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

trending zone of alteration. The grade, tonnage and classification of the resource estimates from Agi Dagi were reported as 7,800,000 tonnes at 0.86 g/t Au and 1.60 g/t silver for 178,000 ounces of gold and 179,000 ounces of silver in the indicated category. The inferred category contains 34,780,000 tonnes at 0.93 g/t gold and 4.2 g/t silver for a total for 1,043,000 ounces of gold and 4,697,000 ounces of silver.

Item 18           Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical test work has been undertaken on the properties referred to in this report. These activities will be undertaken at an appropriate stage in the work programme.

Item 19           Mineral Resource and Mineral Reserve Estimates

As the properties referred to in this report are at a relatively early stage of exploration, no mineral resource or reserve estimates have been conducted. These activities will be undertaken at an appropriate stage in the work programme.

Item 20          Other Relevant Data and Information

The author is not aware of any additional information necessary to necessary to make the technical report more understandable, nor is he aware of any omissions or inclusions that could be misleading.

Appendix 6 contains a glossary of terms used in this report.

For clarity the following is included. In Turkey underground resources are subject to the exclusive ownership and disposition of the State and are not considered part of the land where they are located. Under the mining legislation, the state delegates its right to explore and operate mines to individuals or companies for specific periods by issuing licenses subject to payment of a royalty to the State.

Certain provisions of Turkish Mining Law were recently amended in 2004. The pre-operation license provided by the old law was repealed. The basis of royalty payments to the State has been changed to a percentage of total sales. Mining activities conducted within state-owned lands will be subject to an additional 30% royalty.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Item 21           Interpretation and Conclusions

The Halilaga, Halilaga North, and Pirentepe prospects are located in the south central part of the Biga Peninsula in Western Turkey. Basement rocks of the Biga Peninsula consist of Paleozoic metamorphic rocks and Mesozoic mélanges of eglocites, clastic and carbonate lithologies. Examples of these lithologies occur within, or immediately outside the mapped areas. Granitic and granodiorite intrusives cut the basement rocks and are overlain by cal-alkaline and alkaline volcanics ranging in age from 35-23 Ma. A Miocene andesitic volcanic suite includes andesite, latite, dacite, rhyodacite lava dome facies, and volcaniclastic sequences including ignimbrites and is related to partial melting of the crust during N-S compression and crustal thickening, and later extension. At Halilaga, Halilaga North, and Pirentepe, the andesites are interpreted to be volcanic to sub-volcanic, with an overlying and intercalated sheet, or sheets, of varying tuff units, now present only as silicified cap remnants at higher elevations.

The Pirentepe and Halilaga prospects are interpreted to be a single widespread mineralised system containing porphyry related high-sulphidation style gold and copper-gold mineralisation. Halilaga North is interpreted to be a structurally controlled high-sulphidation system distal to a high level intrusive. The mineralised intrusives are interpreted to be related to the 35-23 Ma granites and granodiorites.

Drilling by Fronteer at Pirentepe returned the following results:

  PD-01 intersected 1.79 grams per tonne gold over 46.90 metres, starting at 17 metres depth. The hole ended in high-grade gold mineralization.

  PD-02 intersected 1.83 grams per tonne gold over 38.0 metres also starting at 17 metres.

Further drilling is required to define the limits and orientation of the mineralisation which is hosted in pyritised andesitic tuff sediments. Lacustrine sediments are mapped up to 2 km from the known mineralised zone indicating potential for discovery of more pyritised sediments in fault depressions. Mineralised intersections given above may not indicate the true width.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Porphyry copper-gold mineralisation at the Central Zone within the Halilaga property has been identified in the newly discovered Central Zone. Mineralization occurs over the full length (298.2 m) of the first drill hole in this area (HD-01). Drill hole HD-01 intersected:

  0.50 grams per tonne gold and 0.53% copper over the entire length of 298.2 metres, including 1.03 grams per tonne gold and 1.03% copper over 105.4 metres. Both intervals start from surface.

  A thick zone of secondary copper enrichment returned 2.15% copper and 0.93 grams per tonne gold over 25.8 metres starting at a depth of 23.8 metres.

HD-01 was collared in the central part of Central Zone in oxidized feldspar-quartz porphyry with a stockwork of 25-30% quartz veins to 23.95m. The supergene acid leach alteration zone, with 10% veining, 2% pyrite veins and chalcocite on fractures was intersected from 23.95 -55.0m. Below the supergene alteration, the vein stockwork increases to 35-50% with 5-15% magnetite, 2-5% pyrite, >2% chalcopyrite and minor chalcocite and molybdenite. This veining mostly obliterated the original intrusive texture. A fault was intersected from 98.2 -99.3m. Below the fault, the feldspar-quartz porphyry was potassic altered with sericite-magnetite-biotite-quartz, with zones of silica flooding and quartz veins varying from 8-40%, 2-5% pyrite and 0.5 -1% chalcopyrite to about 154.2m. Below this the core have mostly biotite>magnetite alteration and usually >5% quartz veining; with zones of pink potassic alteration and few silica flooded zones. Pyrite veins and minor chalcopyrite was seen throughout the hole. From 286-298.2m, the hole ended in a siliceous green diorite.

At Halilaga 39.5 line kilometres of IP Chargeability/Resistivity and 43.5 line kilometres of ground magnetic surveying was conducted. The most significant anomaly generated is the coincident chargeability magnetic anomaly associated with the Central Zone porphyry copper-gold mineralisation intersected by hole HD-01.

The IP chargeability profile across the Central Zone (Line 8) shows a chargeability anomaly associated with the mineralised quartz porphyry centred on station 1400N with a depth profile in excess of 200 m.

Ground magnetics defines the magnetite alteration zone over an area of about 600m by 400 m. If smaller satellite magnetic anomalies to the east are included, it appears that the target area has a footprint of 1200 m by 400 m with a depth extent of approximately

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

200 m based on chargeability. The Central Zone has potential for copper-gold mineralisation to extend to the limits of the geophysical anomalies.

At Halilaga North Rock chip sampling has defined a strongly gold anomalous trend over 1000 m by 200 m oriented in a ENE direction, immediately north of the village of Halilaga. The highest grade rock chip sample was 1.24 g/t Au. Soil sample anomalies confirmed this trend and returned a peak gold result of 91 ppb Au. A strong chargeability anomaly is indicated to a depth of 150 m and a width of approximately 400m on line 489000E (line 90, Figure 8). At surface, the chargeability anomaly is associated with a strong resistor which extends to 100m depth over a width of 100 m. These anomalies are strongest on the western most IP line (line 90) suggesting that sulphidic mineralisation may occur at depth to the west and under cover.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Item 22           Recommendations

Continued exploration is warranted on the Pirentepe, Halilaga and Halilaga North prospects properties. In-fill geophysical surveys (IP Gradient Array, Dipole-dipole IP as well as detailed ground magnetics) should be conducted over the known targets (Davulgall Tepe PD-01 and PD-02 Pirentepe), Central Zone (HD-01 Halilaga), and Halilaga North.

Successful definition of targets by geophysical surveys and the current drill programme will result in a decision point to undertake further drilling.

A proposed budget for the next two stages of exploration (infill geophysics and drilling) at Pirentepe (1800 m RC drilling), Halilaga (central Zone - 2400m RC and 3000m core), and at Halilaga North is set out below in Table 4.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

	Pirentepe 1800 m RC drilling		Halilaga (Central Zone) 2400m RC and 3000m core drilling		Halilaga North 1200 m RC drilling
Description	Cost $US	% of Total	Cost $US	% of Total	Cost $US	% of Total
Assays	$57,550	6.7	$152,376	9.4	$38,367	6.7
Geophysics	$50,000	5.8	$150,000	9.2	$33,333	5.8
Drilling (incl. mob, surveys etc.)	$311,700	36.3	$654,100	40.2	$207,800	36.3
Field Costs	$16,000	1.9	$21,000	1.3	$10,667	1.9
Staff Salaries	$42,000	4.9	$75,500	4.6	$28,000	4.9
Government fees, licenses and permits	$50,000	5.8	$50,000	3.1	$33,333	5.8
Legal - Forestry	$30,000	3.5	$30,000	1.8	$20,000	3.5
Road Construction	$20,000	2.3	$36,000	2.2	$13,333	2.3
Travel and Transportation	$32,500	3.8	$39,000	2.4	$21,667	3.8
Environmental baseline Study	$50,000	5.8	$50,000	3.1	$33,333	5.8
Communication	$1,500	0.2	$2,000	0.1	$1,000	0.2
Public Relations	$2,000	0.2	$2,000	0.1	$1,333	0.2
Health and Safety	$2,000	0.2	$2,000	0.1	$1,333	0.2
Fronteer Expenditures	$45,000	5.2	$60,000	3.7	$30,000	5.2
Contingency	$70,000	8.1	$140,000	8.6	$46,667	8.1
VAT (18%)	$79,066	9.2	$162,806	10	$52,711	9.2
NET COSTS	$859,316	100	$1,626,782	100	$572,877	100.0

Table 5 Proposed budgets for follow-up geophysical surveys and drilling, Pirentepe, Halilaga, and Halilaga North.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Item 23           References

Cunningham-Dunlop IR, and Giroux G, (2006), The Exploration activities of Fronteer Development Group Inc. on the Klrazll gold property Çanakkale province, Republic of Turkey, during the period February to December 2005, Submitted in fulfilment of reporting requirements under National Instrument 43-101 On March 10, 2006, as amended on May 25, 2006.

Fronteer Development Group Inc. 2006 and 2007 press releases (http://www.fronteergroup.com/sweetspot-cont-00.htm)

Grieve, PL (2005) Comments on Mineralisation and Recommendations for Continued Exploration, Pirentepe, Biga Peninsula Project, Turkey By P Grieve MAIG, Geology and Resource Solutions Limited, New Zealand, December 2005.

JS Jeofizik Servisi ve lleri Teknolojiler Ltd. ti. (2006) Çanakkale/Çan Halilaga and Pirentepe Geophysical Survey for Gold Mining area. Survey report 2006 for Fronteer Development Group Inc.

Tetkik ve Arama Genel Müdürlü (1975) Exploration report, Biga peninsula.

Yilmaz, H (2003), Exploration at the Kuscayiri Au (Cu) prospect and its implications for porphyry-related mineralisation in Western Turkey. Journal of Geochemical Exploration 77 133-150.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Item 24           Date

This technical report in its original form is dated March 30, 2007 as shown on the title and signature pages. The dates of subsequent revisions, if any, will be recorded on the title page and in this section.

Item 25           Additional Requirements for Technical Reports on Development Properties and Production Properties

The properties subject to this report are not at a development or production stage.

Item 26           Illustrations

Illustrations, photographs, maps, and charts are included within the text in appropriate context and as appendices to the technical report. Unless otherwise stated, the Illustration, photograph, map, or chart was prepared by Geology and Resource Solutions Limited for inclusion in this report.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Author’s Consents

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Peter Grieve M.Sc. M.A.I.G.
Geology and Resource Solutions Limited
PO Box 24, Alexandra, Otago, New Zealand 9340
Telephone: +64 3 447 3977
Fax: +64 3 447 3877
Email: peter.grieve@xtra.co.nz

CERTIFICATE of Author
To:

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
United States Securities Commission
American Stock Exchange (the “AMEX”)
And
Toronto Stock Exchange (the “TSX”)

I, Peter Grieve M.Sc. M.A.I.G., do hereby certify that:

1.	I am a Consultant Geologist and Director of:

Geology and Resource Solutions Limited
PO Box 24, Alexandra, Otago, New Zealand 9340

2.	I graduated with a Bachelor of Science degree from the University of Auckland in 1985. In addition, I have obtained a Master of Science degree in Geology from the University of Auckland in 1987.

3.	I am a member of the Australian Institute of Geoscientists.

4.	I have worked as a geologist for a total of 20 (twenty) years since my graduation from university.

5.	I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6.

I am responsible for the preparation of all sections of the technical report titled NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND Halilaga EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 and dated March 30, 2007 (the "Technical Report") relating to the PIRENTEPE AND Halilaga properties. I visited the properties during July to September 2005 (Pirentepe), July 2006 (Halilaga North) and July-August 2006 (Halilaga). Selected drill core from both properties was reviewed during early December 2006 including holes PD-01, 02, and HD-01.

7.	I have not had prior involvement with the property that is the subject of the Technical Report.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 30th Day of March, 2007

_______________________
Signature of Qualified Person

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Peter Grieve M.Sc. M.A.I.G.
Geology and Resource Solutions Limited
PO Box 24, Alexandra, Otago, New Zealand 9340

Telephone: +64 3 447 3977
Fax: +64 3 447 3877
Email: peter.grieve@xtra.co.nz

Consent of Author for Regulatory Filing
To:
Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
United States Securities Commission
American Stock Exchange (the “AMEX”)
And
Toronto Stock Exchange (the “TSX”)

Reference is made to the following technical report entitled “NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND Halilaga EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY” Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9” and dated March 30th, 2007, which the undersigned prepared for Fronteer Development Group Inc. The undersigned hereby consents to the filing of the Technical Report with the Commissions named above and with the AMEX and TSX.

Dated this 30th Day of March, 2007

_______________________
Signature of Qualified Person

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Appendix 1 Pirentepe drill hole summaries

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Drill Hole: PD-01

Target Location: 50m away from MJTC-2, testing breccia corridor and continuation of mineralization

Geologist: Brenda Hodgins

Date: Sept 23, 2006

Location: 479594E, 4420921N Az: 140 Dip: - 60

From	To	Description
0	1.5	Overburden (Casing to 4.2m)
1.5	4.5	Andesite Tuff w/ chalcedonic alteration
4.5	13.0	Silicified Andesite Tuff w/ limonite and clay on fractures
13.0	19.6	Quartz-Clay Altered Andesite Tuff w/ local breccia and oxides on fractures
19.6	22.9	Argillic Altered Rhyolite - oxide
22.9	27.3	Intense limonite-hematite fractured rhyolite w/ local silicified breccia
	EOH

Additional Notes:

Current depth/total depth is 27.3 /150m

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Drill Hole: PD-02

Target Location: Twin of MJTC-2, testing breccia corridor and continuation of mineralization

Geologist: Ssercan Bozan/Brenda Hodgins

Date: Sept 26, 2006

Location: 479594E, 4420921N Az: 220 Dip: - 50 FINAL DEPTH 95.1m

From	To	Description
0	2.30	Overburden (casing to 3 m)
2.30	3.60	Dark grey color, Andesitic tuff with chalcedonic alteration
3.60	8.80	Beige color, strongly-silicified, hematite rich through the fractures in ( Qtz- feld-porphyry) Rhyolite
8.80	21.5	Beige color, Quartz -clay altered Rhyolite with local breccia and oxide on abundant fractures
21.5	37.8	Orange-red limonite-rich clay with 20% rounded silicified rhyolite clasts
37.8	41.2	Creamy rhyolite blocks in grey siliceous sandy-clay
41.2	48.7	Strong limonite>hematite oxidized rhyolite with abundant clay
48.7	55.6	More competent crackle breccia of silicified rhyolite with oxide-rich matrix and fractures
55.6	61.3	Black volcanic tuff with 5-10% fine-grained pyrite and possible graphite
61.3	85	Argillic altered sulphidic volcanic, probably a feldspar-hornblende porphyry.
85	95.1	Weak chlorite altered plag-hbl porphyritic volcanic tuff
	EOH

Additional Notes:

Current depth/total depth 95.1m

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Drill Hole: PD-03 (Site L26-P3)

Target Location: Resistivity high on the flank of chargeability high; soil and rock Au anomalies and silica cap.

Geologist: Brenda Hodgins

Date: Oct 3, 2006

Location: 480680E, 4421390N Az: 000 Dip: - 80 Proposed Depth 150m Final Depth 58.5m

From	To	Description
0	8	Silicified breccia with volcanic textures and limonite on fractures
8	12.7	Argillic altered clay with weak limonite-hematite
12.7	58.5	Strong Argillic altered volcanics, unoxidized, with few more competent pieces with volcanic textures
	EOH

Additional Notes:

Current depth/total depth: 58.5 m / 150m

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Drill Hole: PD-04 (Site L29-P4)

Target Location: Resistivity high

Geologist: Brenda Hodgins

Date: Oct 11, 2006

Final Depth 146.4m

From	To	Description
0	58	Silicified Oxidized Andesitic Tuff w/ minor hematite on fractures
58	65.5	Qtz-clay Altered Andesite Tuff
65.5	68.5	Oxidized Argillic Altered Andesite Tuff
68.5	73	Oxidized Silicified Layered Andesite tuff
73	81	Mostly strongly clay altered brown-orange limonite-hematite clay with ~30% siliceous volcanic tuff blocks
81	106	Layered Oxidized Silicified Andesite Tuff w/ lim-hem in few fractures
106	123	Silicified volcanics with abundant fractures and zones of hematite>limonite clay
123	128	Argillic altered oxidized feldspar porphyry
128	146.4	Argillic altered unoxidized feldspar porphyry
	EOH

Additional Notes:

Total depth: 146.4 m

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Drill Hole: PD-05 (Site L29-P1)

Target Location: Resistivity high

Geologist: Brenda Hodgins

Date: Oct 17, 2006

Final Depth 134.7m/ Proposed Depth 150m

From	To	Description
0	13.9	Silicified Oxidized Feldspar Porphyry
13.9	16.4	Brecciated silicified volcanic with abundant hematite
16.4	66.3	Oxidized Silicified Andesite Tuff with dark hematite on fractures
66.3	67.4	Limonite-hematite clay altered volcanics
67.4	79.4	Patchy silica and clay oxidized feldspar porphyry
79.4	85.3	Unoxidized argillic altered feldspar porphyry
85.3	93	Mixed zones of oxidized and unoxidized argillic altered porphyry
93	114.8	Mostly unoxidized argillic altered feldspar porphyry with minor oxide zones
114.8	117.1	Oxidized Argillic Feldspar Porphyry
117.1	119.3	Very deep purple hematite altered argillic feldspar porphyry
119.3	120.3	Buff kaolinite (or pyrophyllite) overprinting feldspar porphyry
120.3	121	Oxidized Silica Breccia with hematite-limonite matrix
121	122.3	Hematite altered argillic feldspar porphyry
122.3	127.1	Oxidized feldspar porphyry, argillic
127.1	134.7	Unoxidized feldspar porphyry, argillic
	EOH

Additional Notes:

Final depth: 134.7 m

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Drill Hole: PD-06 (Site L23-P1alt)

Target Location: Resistivity high

Geologist: Brenda Hodgins

Date: Oct 20, 2006

Final Depth 44.3m

From	To	Description
0	12.3	Argillic Altered Oxidized Feldspar Porphyry, fresh texture
12.3	17.5	Weak Argillic Altered Oxidized Feldspar Porphyry
17.5	20.9	Argillic Altered Transitional Ox-SF Feldspar Porphyry
20.9	28.1	Weak Argillic Altered Oxidized Feldspar Porphyry
28.1	29.2	Unoxidized Argillic Altered Feldspar Porphyry
29.2	30.7	Argillic Altered Oxidized Feldspar Porphyry
30.7	34.6	Argillic Altered unoxidized Feldspar Porphyry
34.6	42.3	Fresh unoxidized Feldspar Porphyry
42.3	44.3	Argillic Altered Unoxidized Feldspar Porphyry
	EOH

Additional Notes:

Final depth: 44.3 m

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Drill Hole: PD-07 (Site L17-P2)

Target Location: Resistivity high, top of hill

Geologist: Brenda Hodgins

Date: Nov 3, 2006

Final Depth 104.5m

From	To	Description
0	1.4	Overburden
1.4	19	Pervasive Argillic Altered Oxidized Feldspar Porphyry
19	22.1	Weak Argillic Altered Strongly Oxidized Feldspar Porphyry
22.1	28	Weak Argillic Altered Oxidized Feldspar Porphyry
28	31.9	Broken Clay Altered Feldspar Porphyry
31.9	39.3	Oxidized (hematite>limonite) Argillic Altered Feldspar Porphyry
39.3	55	Argillic Altered Oxidized Feldspar – Hornblende Porphyry
55	99.5	Relatively Fresh Feldspar – Hornblende Porphyry with Oxides on Abundant Fractures
99.5	104.5	Unoxidized Feldspar Porphyry
	EOH

Additional Notes:

Final depth: 104.5 m

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Drill Hole: PD-08 (Site L35-P1)

Target Location: Resistivity high, top of hill

Geologist: Brenda Hodgins

Date: Nov7, 2006

Final Depth 37.1m

From	To	Description
0	13.5	Argillic Altered Oxidized Feldspar Porphyry
13.5	19.6	Pervasively Silicified Andesite with weak oxidization, overprinting possible fine grained pyritic unit.
19.6	22.3	Oxidized Silicified Feldspar Porphyry
22.3	25	Pervasively Silicified Andesite with weak oxidization, overprinting possible fine grained pyritic unit.
25	27.5	Oxidized Feldspar Porphyry
27.5	33	Unoxidized Feldspar Porphyry, weak argillic alteration
33	37.1	Pervasively Silicified Pyritic Andesite with well defined layering
	EOH

Additional Notes:

FINAL DEPTH: 37.1 M

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Drill Hole: PD-09 (Site L38-P1)

Target Location: Resistivity high, top of hill

Geologist: Brenda Hodgins

Date: Nov16, 2006

Final Depth 116.6m

From	To	Description
0	8.5	Pervasive clay altered feldspar porphyry
8.5	8.9	Breccia of Silica clasts in a limonite-clay matrix
8.9	20.3	Pervasive clay altered feldspar porphyry
20.3	22.8	Quartz-clay altered feldspar porphyry
22.8	23.5	Breccia- silica clasts in a jarosite-clay matrix
23.5	27.6	Weak to moderate argillic altered feldspar porphyry
27.6	30.7	Unoxidized weak argillic altered feldspar porphyry
30.7	32.1	Oxidized weak to moderate argillic altered feldspar porphyry
32.1	33.9	Unoxidized strong argillic altered feldspar porphyry
33.9	34.8	Oxidized weak to moderate argillic altered feldspar porphyry
34.8	35.8	Unoxidized strong argillic altered feldspar porphyry
35.8	37.5	Oxidized weak argillic altered feldspar porphyry
37.5		REDOX BOUNDARY
37.5	70.4	Unoxidized moderate-strong argillic altered feldspar porphyry
70.4	72.2	Quartz-clay altered feldspar-hornblende porphyry
72.2	82.7	Unoxidized moderate argillic altered feldspar-hornblende porphyry
82.7	91.2	Moderate argillic altered feldspar-hornblende porphyry with 5-8% disseminated pyrite
91.2	116.6	Unoxidized moderate argillic altered feldspar-hornblende porphyry

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

EOH

Additional Notes:

Final depth: 116.6 m

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Appendix 2 Halilaga summary drill logs

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Drill Hole: HD-01 (Site KES-01)

Target Location: Above anomalous outcrops, Central Zone

Geologist: Brenda Hodgins

Date: Nov29, 2006

Final Depth 298.2m

From	To	Description
0	7.6	Pervasively argillic altered feldspar-quartz porphyry, with small zones of >25% quartz veining
7.6	23.95	Quartz-stockwork (25-30% veins) in clay altered oxidized IF.po.fe.qz
23.95	24.2	Transition zone – oxidized veins in sulphidic IF.po.fe.qz (15% veins)
24.2	32.7	Supergene IF.po.fe.qz 10% veins, and 2% pyrite veins, no magnetite
32.7	49.6	Acid Sulphate Supergene enriched IF.po.fe.qz, 10% veins, and 2% pyrite veins, no magnetite, chalcocite on fractures and near some veins.
49.6	55.0	Weak leached potassic altered IF.po.fe.qz, with 20% veins, 3% pyrite stringers, 0.5% magnetite, 3% py, 0.2% cpy, 1% chalcocite.
55.0	66.4	50% stockwork and 10% magnetite with 5% py, 2% cpy, 0.1% cc, 0.1% mo (very nice)
66.4	76.5	Potassic alt’d IF.po.fe.qz ; 20% stockwork and 7% magnetite with 5% py, 1.5% cpy, 0.1% cc, 0.1% mo (very nice)
76.5	86.1	50% stockwork and 15% magnetite with 2% py, 2.5% cpy, 0.1% mo
86.1	89.2	Qtz-flooded/veined IF.po.fe.qz.bt, 55% vein and quartz flood zones, 2% pyrite veins, 2% cpy, 1% mt
89.2	94.4	Qtz-flooded/veined IF.po.fe.qz.bt, 60% vein and quartz flood zones, 2% pyrite veins, 2% cpy, 0.1 cc, 4% mt
94.4	98.2	25-30% quartz stockwork, 5% mt, 2% py, 3% cpy, 0.1% mo, trace cc
98.2	99.3	Fault zone; illite-sericite-magnetite-clay alteration, 3% py>cpy
99.3	100.4	Leached silicified IF.po.fe.qz, 3% veins, 7% pyrite stringers, trace mt, trace cpy
100.4	106.3	Silicified, potassic altered and veined IF.po.fe.qz, 3% mt, 25% qtz veins, 3% py, 1% cpy, tr mo
106.3	109.35	Qtz-ser-il-mt altered IF.po.fe.qz, 10% qtz veins, 2% py, 2% mt, 0.5 cpy

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

109.35	113.6	55% quartz flooding and <10% later veins, 3% py, 1% cpy, tr mo
113.6	116.7	Ser-mt altered IF.po.fe.qz, 5% mt, 15% qtz stockwork, 3% py, 0.5% cpy
116.7	118.8	Ser-mt altered IF.po.fe.qz, 4% mt, 40% qtz stockwork, 4% py, 1% cpy, tr mo
118.8	122.2	Ser-mt altered IF.po.fe.qz, 7% mt, 8% qtz stockwork, 2% py, 0.5% cpy
122.2	123.2	Silica flooded with epidote, 3% mt, 2% py, 0.1% cpy, 45% qtz veins
123.2	127.9	Potassic/phyllitic altered IF.po.fe.qz with 3% mt, 2% py, 0.3% cpy
127.9	138.0	3.5% mt, 25% qtz stockwork, 1% py, trace cpy-mo
138.0	146	Ser-ch-bt (mt along vns), 10% A-veining and py
146	154.2	Weak ser-bt/chl alt’n, 3% mt, 10% qtz veins
154.2	166.2	Biotite-chl+/- ser; 5-7 qtz vns, 2% py veins, locally mt
166.2	169	Mt-cpy clots, >5% py, 3-4% qtz veins
169	183.4	Biotite alt’d, leached IF.po.fe.qz with abundant fractures and 5% qtz veins
183.4	195.3	Potassic pink qtz-kspar veins, mt in clots and fractures, veins with abundant cpy, 8% veins
195.3	196.5	Leached rock surrounding 1 cm c.gr. py +/- mo veins
196.5	201.7	Biotite> 3% mt, with <3% qtz vns
201.7	204.7	Leached pervasive silicified/qtz flooded intervals, chl-mt in qtz flooding and 10% veins. 5cm fault gouge @203.5m
204.7	213.5	Biotite>1-2% magnetite; 3-5% veining
213.5	216	Large magnetite clots with cpy, 15% veins (looks good)
216	227	Biotite> magnetite; 3% K-spar-qtz veining, 5% qtz veining
227	239.1	Qtz flooding and veining with 3% magnetite and small white porphyry late dyke from 223.3-223.7m
239.1	243	Leached and veined interval, with clots of magnetite (3%)
243	248.5	Biotite-chlorite altered porphyry; <1% mt, 2% veining
248.5	250.2	Leached from k-spar-qtz flooding crosscut by later qtz vns

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

250.2	263.2	Biotite-chlorite altered porphyry; 3% pink k-spar veins, 2% large qtz veins with py cores
263.2	264.1	Qtz flooded zone with 5% late veining and magnetite
264.1	266.6	Moderate argillic altered biotite>biotite porphyry
266.6	275.6	Strong silica overprinting most igneous textures. Open vuggy qtz veins, cpy stringers. Large qtz vns with c.gr. py cores (good)
275.6	286	Biotite-chlorite porphyry with pyrophyllite fractures; <2% qtz veins, few py veins
286	298.2	Siliceous green dyke, diorite?, ser alt’d feldspars, pink calcite/gypsum on fractures, 3% py stringers
	EOH

Additional Notes:

FINAL DEPTH: 298.2 M

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Appendix 3 Summary Hole Descriptions – Pirentepe and Halilaga

Drill Hole Summaries - Pirentepe

PD-01 (Az 140°/Dip -60/Total Depth – 64.0m) Hole PD-01 was collared at the same location as historical hole MJTC-02, but drilled at 140° degrees instead of 220°, to test the interpreted structural corridor. This hole intersected chalcedonic and strongly silicified rhyolites to 13m, followed by strongly limonitic quartz-clay altered rhyolite with localized breccia to 19.6m. Argillic and intensely oxidized rhyolites followed to 27.8m, after which silicified rhyolite was encountered to 31m. Strongly argillic altered limonite-hematite volcanics were intersected to the redox boundary at 43m. Strong grey argillic clay altered volcanics were seen to 49.4m, followed by layered volcanic ash to lithic tuffs with up to 15% pyrite locally in layers. The last two meters of the hole intersected a fine grained ash tuff, with less then 5% pyrite. The rods were stuck in the hole at 64m, and when they got them out, it was decided to turn the drill and recollar as PD-02 twinning the historical hole.

Gold assays received from this hole included 1.83 g/t Au over 46.9m including 3.89 g/t Au over 8.8m.

PD-02 (Az 220°/Dip -50/Total Depth – 95.1m) Hole PD-02 is collared on the same set-up as PD-01 to twin the historical hole MJTC-02 which interested >100 ppb gold in a limonitic argillic-silica altered zone from 18.00 m to 54.20 m. This zone averaged 700 ppb gold over 36.20 m. In addition silver, mercury and antimony are elevated over this zone (9.3 ppm Ag, 2400 ppb Hg, and 180 ppm Sb). Peak gold value in this hole is 3 m at 4400 ppb from 48 to 51 m.

PD-02 intersected the same package of rocks with chalcedonic and strongly silicified rhyolites to 8.8m, followed by strongly limonitic quartz-clay altered rhyolite with localized breccia to 21.5m. From 21.5m to 48.7m, an orange-red limonite-hematite-rich clay with 20% rounded silicified rhyolite clasts was intersected. Below this a more competent crackle breccia of silicified rhyolite with oxide-rich matrix and fractures, was encountered to the redox boundary at 55.6m. From 55.6 -61.3m, a dark volcanic tuff with 5-10% fine

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

grained pyrite was followed by argillic altered feldspar-hornblende porphyry. From 85m to the end of the hole a dark grey-green weakly chloritic plagioclase-hornblende porphyritic volcanic tuff was seen.

Gold assays received were 1.83 g/t Au over 38.0m including 2.34 g/t Au over 14m and another 2.25 g/t Au over 11.3m

PD-03 (Az 00°/Dip -80/Final Depth – 58.5m) Hole PD-03 was drilled to test a resistivity high at the flank of chargeability high. Few soil and rock gold anomalies in the area. This hole was a disappointment intersecting silicified andesite tuff to 4.6m, followed by silicified andesite breccia with a hematitic-clay matrix to 8.0m. After 8.0m, the rock became argillic clay altered feldspar porphyry with the redox boundary intersected at 13.3m. No significant gold assays were intersected in this hole.

PD-04 (Az 00°/Dip -90/ Final Depth – 146.4m) Hole PD-04 was drilled to test the centre of largest resistivity high. This hole intersected a large layered moderately silicified andesite tuff package to 40.5m, after which the same geological unit became more quartz-clay altered to 60.2m. The andesitic crystal tuff then became argillic clay altered to 67m, after which the hole intersected weak to moderately silicified andesite with hematite-limonite-clay filled fractures and some oxidized clay zones (possible fault gouge) to 81.4m. It then became moderate to pervasively silicified ash to crystal layered rhyolitic tuff with oxides along fractures to 106.2m. Below this a dark pervasively silicified rhyolitic tuff with abundant oxide-rich fractures exists until it intersects a fault gouge from 107.9 -108.4m. From 108.4 -115.4m, a pervasively silicified and locally chalcedonic andesite tuff is intersected with strong hematite>limonite rich clay on fractures. At 115.4m, silicified feldspar porphyry with small unoxidized islands surrounds a small fault gouge from 118.8 -119.2m. Below 122.2m, the feldspar porphyry is argillic altered to the end of the hole, and intersects the redox boundary at 127.95m. No significant gold assays were intersected in this hole.

PD-05 (Az 180°/Dip -60/ Final Depth – 134.7m) Hole PD-05 was drilled to test a resistivity high and the flank of chargeability high. This hole is a 200m set-out from PD-04. This

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

hole intersected argillic feldspar porphyry to 11.7m, followed by a quartz-clay altered feldspar porphyry to 14.2m. The large package of layered andesitic crystal to ash tuff was then intersected to 55.9m, with two meters of jigsaw brecciation at the top of the unit. A coarse andesitic boulder breccia (part of the above volcanic package) was intersected to 62.6m, after which moderately silicified andesitic crystal tuff was intersected to 66.3m. A fault gouge from 66.3 -66.9m separates the volcanic from the strongly oxidized and quartz-clay to argillic altered feldspar porphyry to the 79.4m. From 79.4 -117.1 a moderately argillic altered feldspar porphyry changes repeatedly from oxide to sulphide. From 117.1 -122.3m, a zone with 75 cm silica hydrothermal breccia is centred by buff white clay and further out two haematic fault zones. Below this a strongly argillic altered feldspar in intersected with the redox boundary at 127.1m. No significant gold assays were intersected in this hole.

PD-06 (Az 180°/Dip -60/ Final Depth – 44.3m) Hole PD-06 was drilled to test a high resistivity near one of the properties silica pits. This hole was disappointing as we collared next to a silica rib but intersected no silica in the hole. The whole hole intersected moderate to strongly clay argillic alteration in feldspar +/- hornblende porphyry with good porphyritic texture preserved throughout. The redox boundary was located at 30.7m depth. No significant gold assays were intersected in this hole.

PD-07 (Az 180°/Dip -60/ Final Depth – 104.5m) Hole PD-07 was drilled to test a resistivity high at the top of the silica cap. Few soil and rock gold anomalies in the area. This hole was a disappointment because although it was collared next to a silica rib, the hole intersected mostly argillic altered feldspar+/-quartz+/-hornblende porphyry from the collar. This hole did have a large amount of pyrophyllite filled late veins and fractures. This hole returned no significant gold results.

PD-08 (Az 00°/Dip -90/ Final Depth – 37.1m) Hole PD-08 was lost because of stuck drill rods at 37.1m, but intersected quite different mineralization then it’s twin hole PD-08A (1m away). This hole was collared to test the continuity of the anomalous zone intersected in holes PD-01 and PD-02 approximately 125m to the west. This hole was

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

collared in weak argillic altered feldspar porphyry to 13.1m, where it intersected a silicified, patchy oxide/sulphide, semi-massive sulphide feeder with aphanitic pyrite to 19.0m. From 19.0 -19.8m, a vuggy silicified oxidized feldspar porphyry was intersected. Below this the core returned to oxidized weakly argillic altered feldspar porphyry, to the next silicified pyritic feeder intersected from 22.2 -23.5m, with microbreccia zones with jarosite. From 23.5 -32.7, the core re-entered the weak to moderately argillic altered feldspar porphyry, with the redox boundary at 27.5m. From 32.7 - 37.1m (EOH), another siliceous feeder was intersected with 20% aphanitic pyrite. This hole was lost because of stuck rods and redrilled as PD-08A. This hole intersected 0.3 g/t Au over 4.4m to the end of the hole.

PD-08A (Az 00°/Dip -90/ Final Depth –88.9m) Hole PD-08A is the re-drill of PD-08. From the collar to 13.9m, weak to moderate argillic altered feldspar porphyry was only cut by one vuggy silicified band from 10.5 -11.2m. From 13.9 -16.9m, moderate to strongly silicified oxidized feldspar porphyry was intersected. After this the feldspar porphyry was moderate to strongly argillic altered with locally abundant pyrophyllite veins to 33.6m, with the redox boundary at 26.8m. From 33.6 -34.9m, a clay gouge was intersected. From 34.9 -42.1m, a pyritic (15-30% pyrite) silicified volcanic rock was intersected with a 65cm fault gouge in the centre. The core then returned to moderate to intensely altered feldspar hornblende porphyry to 71.1m. From 71.1 -75.2m, another silicified volcanic containing 20-25% fine-grained pyrite. Below this the core still had 10% pyrite but was argillic altered to 76.8m. The last interval to 88.9m, was an argillic altered feldspar hornblende porphyry. No significant gold assays were intersected in this hole.

PD-09 (Az 00°/Dip -45/ Final Depth – 116.6m) Hole PD-09 intersected argillic altered feldspar porphyry with minor silica clasts breccias to 22.8m. From 22.8 -23.5m, a jarosite matrix and silica clast breccia was intersected. After this core hole stayed in feldspar porphyry with weak to pervasive argillic alteration with alternating zones of sulphide and oxides to the redox boundary at 37.5m. Below the redox boundary the core remained argillic altered with mostly <2% disseminated pyrite except for 82.7 -91.2m, where 5-10% pyrite was disseminated. No significant gold assays were intersected in this hole.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Drill Hole Summaries - Halilaga

  HD-01 (Az 00°/Dip -60/ Final Depth – 298.2m) The first hole in the Central zone was targeted above the anomalous outcrops, in the centre of the mag high. This hole was collared in oxidized feldspar-quartz porphyry with a stockwork of 25-30% quartz veins to 23.95m. The supergene acid leach alteration zone, with 10% veining , 2% pyrite veins and chalcocite on fractures was intersected from 23.95- 55.0m. Below the supergene alteration, the vein stockwork increases to 35-50% with 5-15% magnetite, 2-5% pyrite, >2% chalcopyrite and minor chalcocite and molybdenite. This veining mostly obliterated the original intrusive texture. A fault was intersected from 98.2-99.3m. Below the fault, The feldspar-quartz porphyry was potassic altered with sericite-magnetite-biotite-quartz, with zones of silica flooding and quartz veins varying from 8-40%, 2-5% pyrite and 0.5-1% chalcopyrite to about 154.2m. Below this the core have mostly biotite>magnetite alteration and usually >5% quartz veining; with zones of pink potassic alteration and few silica flooded zones. Pyrite veins and minor chalcopyrite was seen throughout the hole. From 286-298.2m, the hole ended in a siliceous green diorite.

  Results from this hole include:0.50 grams per tonne gold and 0.53% copper over the entire length of 298.2 metres, including 1.03 grams per tonne gold and 1.03% copper over 105.4 metres. Both intervals start from surface. And, a thick zone of secondary copper enrichment returned 2.15% copper and 0.93 grams per tonne gold over 25.8 metres starting at a depth of 23.8 metres.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Appendix 4 Pirentepe photographs

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Photo 1 View looking north-east of the geophysically resistive silica cap exposed at two elevations at Celdiren Tepe (higher level) and Dagtarla Tepe (lower elevation) at approximately 481500 E 4421500 N. The offset in elevation is attributed to extensional down-faulting along the 060 trending corridor of fracturing and brecciation on the southern margin of the Pirentepe prospect.

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Photo 2 Bedded dacitic to rhyolitic tuffs in drainages south of Büyükdag Tepe in the central Pirentepe prospect area (approximately 480500 E 4421300 N). These tuffs demonstrate the sub aerial deposition of eruptive products from a volcanic centre. The high primary porosity of these units enabled siliceous fluids to permeate and silicify these tuffs preferentially. This early silicification event was a precursor to later 060 rending fracturing and brecciation, and mineralisation (e.g. at Davulgali Tepe).

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Photo 3 Shallow dipping silicified fine grained sediments deposited in a sub aqueous setting overlying intensely argillic altered porphyry intrusive. These sediments likely deposited in small lakes formed within extensional basins within the north-east trending inferred graben structure at Hacidevrisler (approximately 477750 E 4422800 N). The silicified sediments lack some key indicators to be called sinter, e.g. anomalous Hg, oriented plant clasts, silica falls developed on the sinter edge but do contain sedimentary bedding and fragments of silicified wood.

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Photo 4 Chalcedonic to opaline silica veining exposed along the north-western margin of a north-east trending inferred graben structure at Hacidevrisler (approximately 477750 E 4422800 N). This silica veining is interpreted to be developed on northeast trending extensional structures and developed at a near surface (within or immediately below the paleowater table) epithermal setting.

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Photo 5 Breccia textures from within the 060-080 trending inferred structural corridor SW Pirentepe (approx 480100E 4420900N). Clasts are silicified porphyry with hematitic rims, sometimes as specularite, and a later dusty hematite coating. Voids within the hematite can be in filled with fine banded chalcedony indicating a late silica event.

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Photo 6 Weak to moderate propylitically altered feldspar-quartz-hornblende altered porphyritic intermediate intrusive exposed to the north of Pirentepe at approximately 480700 E 4423000 N.

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Photo 7 Selected drill core section from PD-01 (52.80 m to 56.80 m) comprising pyritised andesitic tuffs. The interval from 55.70 m to 56.80 m assayed 1.10 m at 3.15 g/t gold and 40 g/t silver.

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Appendix 5 Halilaga photographs

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Photo 8 View to the NW showing Pirentepe in the middle distance and Klrazll on the skyline. In the foreground is the distinctive vegetation anomaly to the north of the quartz porphyry of the Central Zone.

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Photo 9 Sheeted and cross cutting quartz veins within quartz porphyry of the Central Zone

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Photo 10 Goethite-hematite matrix breccias cross cutting sheeted and stockwork veined quartz porphyry in the Central Zone. The breccia clasts consist of wall rock and are monolithic. The late breccias are interpreted to be related to late extensional faulting.

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Photo 11 Quartz-alunite altered dacite with late stage hematite-limonite veining from SE of Kunk Tepe.

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Photo 12 Monolithic clast supported matrix breccia with silicified fine grained tuff clasts in an iron rich matrix composed largely of hematite and limonite. Similar breccias were anomalous in gold at Pirentepe.

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Photo 13 Well developed crackle breccia with 0.5 cm wide hematite matrix fill including small clasts of broken wall rock. Previous samples from this area produced anomalous gold and is interpreted to be within a zone of early silicification as a result of an upflow zone, which later was brittley deformed allowing circulation of oxidising surface waters.

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Photo 14 View of the Central Zone vegetation anomaly developed as a result of near surface leaching and geochemical anomalism. Hole HD-01 is collared on the surface oxidised quartz porphyry in the centre right of the photo.

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Photo 15 Detail of drilling rig on site HD-01 and landscape of the Central Zone.

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Photo 16 Representative drill core from HD-01 at 120.m depth, sericite-magnetite altered intermediate felsic (feldspar-quartz) porphyry with 7% magnetite, 8% quartz stockwork, 2% pyrite, 0.5% chalcopyrite. 119.90 m to 121.0 m assayed 0.248 ppm Au and 2440 ppm Cu.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Appendix 6 Glossary of Terms

(After Sinclair Knight Mertz unpublished glossary of terms and definitions)

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

ALTERATION ASSEMBLAGES

Argillic: Clay-rich assemblages dominated by low-temperature clays such as kaolinite, smectite, and interlayered illite-smectite. These are formed by low temperature (<230°C), acid to neutral, low salinity hydrothermal fluids.

Phyllic: Dominated by illite or sericite and quartz, together with pyrite and possibly anhydrite. May also contain minor chlorite, calcite, titanite and rutile. Formed in the presence of moderate to high temperature (approx. 230-400°C), acid to neutral fluids at a range of salinities, commonly in permeable zones and adjacent to veins.

Propylitic: Characterised by chlorite, with some of illite/sericite, epidote, quartz, albite, calcite, and anhydrite. Formed at moderate temperatures (mostly 200-300°C), in the presence of near-neutral pH fluids with a range of salinities, commonly in low permeability areas.

High-temperature propylitic: Contains secondary actinolite and/or garnet in addition to the above assemblage. Forms under similar conditions, but higher temperatures (>290°C) than propylitic assemblages.

Potassic: Major secondary minerals are biotite, orthoclase, quartz, and magnetite. Anhydrite is a common accessory, and minor albite and titanite or rutile can also develop. Potassic alteration is caused by near-intrusive, hot fluids (>300°C) with a strong magmatic character and high salinity.

Advanced argillic: Contains alunite, diaspore, and/or pyrophyllite, together with one or more of quartz, chalcedony, kaolinite, and dickite. These assemblages occur as tabular near-vertical zones formed from condensed acid magmatic vapours in the porphyry environment, and as near horizontal blankets at shallow epithermal levels, where acid-sulphate fluids form from oxidised steam condensates.

Skarn: May contain garnet, clinopyroxene, vesuvianite, scapolite, wollastonite, epidote, amphibole, magnetite and calcite as major components. Minor amounts of biotite, K-feldspar, quartz and chlorite may also be present. Minerals present are similar to those found in potassic, high temperature propylitic and propylitic assemblages of porphyry systems. Developed in the presence of calcium-rich, high salinity fluids over a wide temperature range with early anhydrous minerals forming in the range 300 - 700°C . Occurs near the contact between calcareous lithologies and intrusives.

MINERALISATION

High-sulphidation: Originally referred to opaque minerals which contain sulphur in a high oxidation state, but now used in a broader sense for deposits which contain them; for example “enargite-gold” (or quartz-alunite, or acid sulphate) systems, in which the mineralising hydrothermal fluids have a major magmatic component, and produce acid alteration, with base metal mineralisation at shallow levels.

Hypogene: Formed by processes occurring within the earth, especially mineralisation associated with ascending hot fluids.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Hypothermal: Mineralisation associated with high temperature hydrothermal fluids; originally defined as forming at 300-500°C, today i t commonly applies to temperatures over about 500°C.

Low-sulphidation: Originally referred to opaque minerals containing sulphur in a low oxidation state, but now used in a broader sense for the deposits which contain them; for example “adularia-sericite” type systems in which meteoric-dominated fluids produce phyllic, propylitic, and argillic alteration zones.

Mesothermal: Mineralisation produced at deep levels in the crust, from high temperature hydrothermal fluids (250-400°+), at near lithostati c pressures. The fluids can be meteoric and/or magmatic and/or metamorphic in origin; where the latter is significant; this mineralisation is normally termed metamorphogenic.

Porphyry: Hypothermal deposits occurring as stockworks or disseminations intimately associated with porphyritic intrusives, with mineralisation associated with potassic alteration, although this is frequently overprinted.

Skarn: Mineralisation associated with moderate to high temperature, hydrothermally altered/metasomatised rocks near the contact between intrusive bodies and carbonate rocks.

Supergene: Formed by surficial processes, particularly oxidation, hydration, solution, and deposition.

GENERAL DESCRIPTIVE TERMS

Vein: Material which was chemically deposited by fluids within a rock fracture. Veins exhibit a range of textures and minerals, depending primarily on the temperature, depth, and composition of both the fluid and the host rock. Veins may contain a small amount (<10%) of entrained host rock and/or vein clasts.

Breccia: Coarse (usually >2 mm) fragmental rock, consisting of generally angular clasts of one or more lithologies. A complexly veined rock can have a brecciated appearance (if veins are multi-generational and/or branching), but it is important to differentiate between the two. Veins are generally linear or sinuous, whereas a breccia matrix is highly irregular.

TEXTURAL TERMS FOR VEINS AND BRECCIAS

Matrix: The interstitial material between clasts in a breccia, of which there are two main types. Some breccias may contain a proportion of both types:

Vug (druse): Open cavity within a rock, usually in a vein or breccia cement, which is lined by euhedral prismatic crystals that project into the cavity. Pseudomorph: A mineral or minerals occurring in the crystal form of another, usually due to alteration or replacement of the original mineral (e.g. limonite after pyrite, alunite + pyrophyllite after feldspar, quartz after calcite). Prismatic: Crystals which exhibit elongate euhedral shapes and have prismatic terminations are common in veins and cements, where they are considered to form by slow crystallisation. Prismatic crystals may be zoned by bands of different composition (e.g. amethyst bands in quartz) or with abundant fluid inclusions.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Colloform: A botryoidal type of texture commonly observed in vein chalcedony, where radiating aggregates of chalcedony have a grape-like outer surface. Banding within this material produces AGAte.

Comb: Masses of parallel long, thin crystals growing inwards from the vein margins produce a texture like that of a comb.

Saccharoidal: Granular aggregates of equant crystals having the appearance of sugar in hand specimen.

Crustiform: Banding texture produced by differences of mineralogy, texture, and/or colour away from the vein margins. Crustiform banding is commonly produced by alternating chalcedony and saccharoidal quartz layers.

Cockade: Concentric crustiform banding in the cement surrounding matrix supported breccia clasts.

Imbrication: A fabric found within some breccias where there is a subparallel alignment of clasts, similar to that observed within some fluvial gravels.

Vein breccia: Rock consisting predominantly of vein fragments (<10% host rock clasts) in a chemically-deposited matrix. Clasts are generally subangular, and matrix-supported in a matrix of generally similar vein minerals (e.g. quartz, chalcedony), which may be banded and enclose open cavities.

Polymict vein breccia: Rock consisting of altered host rock ± vein clasts in a chemically deposited matrix, where the matrix, rock, and vein clasts each comprise at least 10% of the rock volume. Clasts are generally subangular, and enclosed by a matrix of vein minerals (e.g. quartz, chalcedony).

Polymict breccia: Rock consisting of various altered host rock ± lesser (<10%) vein clasts. These may occur in a chemically-deposited matrix, or in a clastic matrix. Clasts range from subangular to subrounded, and may be either clast or matrix-supported.

Monomict breccia: Similar to a polymict breccia, but containing only a single clast type. Jigsaw breccias and crackle breccias are special types of monomict breccia.

Brecciated rock: A rock which consists largely (>90%) of fragments of a single lithology. Clasts are commonly angular, and are usually surrounded by matrix material.

Brecciated vein: Similar to a brecciated rock, but consisting largely (>90%) of vein clasts.

Matrix breccia: A breccia which consists largely (>80%) of clastic matrix material. Crackle breccia: A type of brecciated rock that has been fractured, but with little or no matrix material. Clasts are still essentially in place. These have been called hydrofractured breccias, but “crackle breccia” is preferred. Jigsaw breccia: A type of brecciated rock that has been fractured, and has minor matrix material separating clasts. There has been minimal transport and rotation of the clasts, which can be visually fitted together by removal of the matrix.

GENETIC TERMS FOR BRECCIAS

Hydrothermal breccia: A general term for breccias that formed primarily as a result of hydrothermal activity, including phreatic and magmatic-phreatic breccias.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

These range from brecciated rocks to vein breccias and polymict breccias, and include both erupted (Hydrothermal eruption breccias) and subsurface rocks. Diagnostic features include the presence of altered host rock clasts, hydrothermal vein clasts, and hydrothermal minerals within the matrix cement, though not all will exhibit all of these features. Plant fragments may occur in hydrothermal eruption breccias.

Phreatic breccia: A more specific term for breccias which form due to the expansion of steam and gas in a water-dominated hydrothermal fluid where there is no direct association of brecciation with magmatic activity. Magmatic-phreatic breccia: A specific term for breccias formed due to flashing of hydrothermal fluids following intrusion of magma, but which do not contain juvenile magmatic material.

Phreatomagmatic (diatreme) breccia: A breccia formed by the explosive interaction of magma and groundwater. Diatremes are near-vertical pipe-like bodies up to 1 km across. The breccias are generally polymict, with rounded, matrix supported clasts. The matrix contains finely ground wallrock clasts and juvenile magmatic material, but lacks chemically deposited minerals (unless deposited later).

Tectonic breccia: Breccia formed by the mechanical disruption of rocks in response to tectonic stress. These generally occur in identifiable fault planes, which are commonly steeply dipping. They typically exhibit a planar fabric, imbrication, slickensides, and strain textures such as undulose extinction in quartz crystals.

Volcaniclastic breccia: Breccia formed at or near the surface due to fragmentation on release of magmatic volatiles to produce deposits which include vent breccias, crumble breccias, flow breccias, tuffs, lapilli tuffs, ignimbrites, and lahar deposits. Clasts are mostly unaltered volcanic material in a matrix of fine volcanic detritus.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Appendix 7 Sampling Protocol

The following protocol outlines the procedure that will be applied to sampling drill core at the Pirentepe and Halilaga Exploration Projects. The geologist in charge of logging and/or geotechnical assistant will be responsible for adhering to the following protocol:

Pre-logging

  inspection of core boxes, for missing boxes and footage errors digital photography of all boxes
  RQD and core loss

Logging

  Engineering Comments on the competency of core are taken and recorded on the logs
  Fracture analyses with quantitative measuring of all fractures is not being estimated at the moment, but fractures containing gouge material, veins and dominant fracture patterns are measured.

Sampling

  Standardized sample booklets will be utilized at all times. All booklets will be marked up, prior to use, with the standards, blanks and duplicates clearly defined.
  Standards and blanks will both be entered every 20th sample. Duplicate samples (1/4 core), will be entered into the sample flow, at the discretion of the geologist, every 20 samples.
  All holes are sampled from top to bottom of the hole, with most samples averaging one meter or less, unless in unmineralized core where samples are taken every 1.5m.
  For each sample interval, all required parts (‘From-To’) of the standard sample card are filled in and half of the sample number tag is placed at the starting point of the sample interval in the core box.
  The second half of the tag is put into the sample bag (labelled on both sides with the sample number) by the splitter when he is taking the sample.

Marking Core

  The beginning of a sample will be clearly marked with a black marker, by a line perpendicular to the core
  The sample tag will be placed at the beginning of the sample.

Double-Check

  It will be the geologists’ job to double-check on the samples once they are cut and verify that all of the samples collected are properly labelled, with the sample tags inside of the sample bags.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Specific Gravity Measurements

  Specific gravity samples are taken from split core approximately every meter or less when there are changes in lithology or alteration, after the logging and sampling is completed.
  Each sample is a minimum of 5 cm long and up to 25 cm
  The samples are dried in a 105ºC oven for 16 hours, then allowed to cool to room temperature.
  The sample is then weighted dry on a scale with 1 gram accuracy
  For the wet sample weight, the sample is first submerged in water for 10-20 minutes to fill all the vugs with water. It is then lowered into the weighting apparatus in a harness into the water bucket for the wet weight.
  The volume of the sample is calculated as: volume= mass in air – mass in water
  The specific density is calculated as: specific density = mass in air / volume

     At the Pirentepe and Halilaga projects, inserting of “blind” quality control samples takes place in the core shack before samples are shipped to the lab. These samples inserted on a routine basis and are used to check laboratory quality and cleanliness. At the beginning of sampling, sample tags are pre-marked with locations for standards, duplicates and blanks before logging.

QA/QC Sampling

  Duplicate samples are taken every 20 samples within the sample series. Duplicate samples are used to monitor sample batches for potential mix-ups and monitor the data variability as a function of both laboratory error and sample homogeneity. The duplicate samples are ¼ spilt cores done on site before the sample leaves camp.
  Blanks: non-mineralized limestone material was used as a blank, where material was collected from an outcrop in camp, broken with a hammer and inserted into the sample series every 20 samples.
  Standards: Standards are used to test the accuracy of the assays, and to monitor the consistency of the laboratory. They are needed for documentation at the time of ore reserve calculations. Standards were bought from CDN Resource Laboratories Ltd. These standards were randomly inserted into the sample sequences every 20 samples.
  Check Samples: 5% of all assayed sample pulps are being sent to a second laboratory for analysis. This approach identifies variations in analytical procedures between laboratories, possible sample mix-ups, and whether substantial biases have been introduced during the course of the project.
  Analyzing Data: Results of the standards and the blanks are checked and reviewed quickly after results are received. Control charts are used to monitor the data and decide immediately whether the results are acceptable.

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Appendix 8 Assay Methods and Detections – ALS Chemex Laboratories, Vancouver, B.C., Canada

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Gold - Fire Assay Fusion

For fully quantitative total gold contents, the fire assay procedure is still the preferred choice by laboratories all over the world. Typically the samples are mixed with fluxing agents including lead oxide, and fused at high temperature. The lead oxide is reduced to lead, which collects the precious metals. When the fused mixture is cooled, the lead remains at the bottom, while a glass-like slag remains at the top. The precious metals are separated from the lead in a secondary procedure called cupellation. The final technique used to determine the gold and other precious metals contents of the residue can range from a balance (for very high grade samples), to AAS, ICP-AES or ICP-MS.

Method code	Description	Range (ppm)
Au-AA23	Au by fire assay and AAS. 30 g nominal sample weight.	0.005 - 10

Aqua Regia Digestion

Quantitatively dissolves base metals for the majority of geological materials, and may provide anomaly enhancement in some geological environments. Major rock forming elements and more resistive metals are only partially dissolved.

Method code	34 elements by aqua regia acid digestion ICPAES
ME-
ICP
41

Elements and Ranges (ppm)

Ag	(0.2 - 100)	Co	(1 - 10,000)	Mn	(5 - 10,000)	Sr	(1 - 10,000)
Al	(0.01% - 15%)	Cr	(1 - 10,000)	Mo	(1 - 10,000)	Ti	(0.01% - 10%)
As	(2 – 10,000)	Cu	(1 - 10,000)	Na	(0.01% - 10%)	Tl	(10 - 10,000)
B	(10 - 10,000)	Fe	(0.01% - 15%)	Ni	(1 - 10,000)	U	(10 - 10,000)
Ba	(10 - 10,000)	Ga	(10 - 10,000)	P	(10 - 10,000)	V	(1 - 10,000)
Be	(0.5 - 100)	Hg	(1 - 10,000)	Pb	(2 - 10,000)	W	(10 - 10,000)
Bi	(2 - 10,000)	K	(0.01% - 10%)	S	(0.01% - 10%)	Zn	(2 - 10,000)
Ca	(0.01% - 15%)	La	(10 - 10,000)	Sb	(2 - 10,000)
Cd	(0.5 - 500)	Mg	(0.01% - 15%)	Sc	(1 - 10,000)

(Reproduced from ALS Chemex website)

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Appendix 9 Assay results – Pirentepe drill holes

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-01	0	0.7	0.70		14001	ICP-AES, Au	DDH Core	14001	<0.005	<0.2	6	4	87	6
PD-01	0.7	1.5	0.80		14002	ICP-AES, Au	DDH Core	14002	0.006	<0.2	16	3	101	7
PD-01	1.5	2.5	1.00		14003	ICP-AES, Au	DDH Core	14003	<0.005	<0.2	2	1	18	2
PD-01	2.5	3.6	1.10		14004	ICP-AES, Au	DDH Core	14004	<0.005	<0.2	2	1	20	<2
PD-01	3.6	4.85	1.25		14005	ICP-AES, Au	DDH Core	14005	<0.005	<0.2	2	1	15	<2
PD-01			0.00	BLANK	14006	ICP-AES, Au	DDH Core	14006	<0.005	<0.2	<1	<1	<2	<2
PD-01	4.85	5.9	1.05		14007	ICP-AES, Au	DDH Core	14007	<0.005	<0.2	3	4	34	2
PD-01	5.9	6.9	1.00		14008	ICP-AES, Au	DDH Core	14008	<0.005	<0.2	8	4	62	2
PD-01	6.9	7.9	1.00	DUPL	14009	ICP-AES, Au	DDH Core	14009	<0.005	<0.2	8	4	15	4
PD-01	6.9	7.9	1.00	DUPL	14010	ICP-AES, Au	DDH Core	14010	<0.005	<0.2	6	4	16	2
PD-01	7.9	8.9	1.00		14011	ICP-AES, Au	DDH Core	14011	<0.005	<0.2	2	3	20	<2
PD-01	8.9	9.9	1.00		14012	ICP-AES, Au	DDH Core	14012	<0.005	<0.2	4	6	33	<2
PD-01	9.9	10.9	1.00		14013	ICP-AES, Au	DDH Core	14013	0.013	<0.2	4	9	15	<2
PD-01	10.9	11.9	1.00		14014	ICP-AES, Au	DDH Core	14014	0.021	<0.2	18	5	17	2
PD-01	11.9	13	1.10		14015	ICP-AES, Au	DDH Core	14015	0.127	<0.2	46	9	88	4
PD-01			0.00	CDN-GS-P3	14016	ICP-AES, Au	DDH Core	14016	0.325	0.6	74	10	4	47
PD-01	13	14	1.00		14017	ICP-AES, Au	DDH Core	14017	0.019	<0.2	11	4	12	<2
PD-01	14	14.9	0.90		14018	ICP-AES, Au	DDH Core	14018	0.123	<0.2	45	4	55	3
PD-01	14.9	16	1.10	DUPL	14019	ICP-AES, Au	DDH Core	14019	0.047	<0.2	27	3	26	<2
PD-01	14.9	16	1.10	DUPL	14020	ICP-AES, Au	DDH Core	14020	0.033	<0.2	24	2	22	<2
PD-01	16	17.1	1.10		14021	ICP-AES, Au	DDH Core	14021	0.087	<0.2	70	3	41	10
PD-01	17.1	18	0.90		14022	ICP-AES, Au	DDH Core	14022	0.387	<0.2	11	1	13	2
PD-01	18	19	1.00		14023	ICP-AES, Au	DDH Core	14023	0.548	<0.2	18	2	13	2
PD-01	19	19.6	0.60		14024	ICP-AES, Au	DDH Core	14024	0.689	<0.2	47	4	22	3
PD-01	19.6	20.7	1.10		14025	ICP-AES, Au	DDH Core	14025	1.55	<0.2	36	3	39	3
PD-01			0.00	BLANK	14026	ICP-AES, Au	DDH Core	14026	<0.005	<0.2	<1	<1	<2	2
PD-01	20.7	21.7	1.00		14027	ICP-AES, Au	DDH Core	14027	1.315	<0.2	40	6	138	3
PD-01	21.7	22.7	1.00		14028	ICP-AES, Au	DDH Core	14028	0.431	<0.2	10	2	32	2
PD-01	22.7	23.4	0.70		14029	ICP-AES, Au	DDH Core	14029	3.64	<0.2	31	3	42	3
PD-01	23.4	24.2	0.80		14030	ICP-AES, Au	DDH Core	14030	1.41	0.2	29	4	57	7
PD-01	24.2	25	0.80		14031	ICP-AES, Au	DDH Core	14031	1.16	<0.2	23	5	40	5
PD-01	25	26	1.00		14032	ICP-AES, Au	DDH Core	14032	0.8	<0.2	8	3	19	5
PD-01	26	26.9	0.90		14033	ICP-AES, Au	DDH Core	14033	0.261	<0.2	8	4	80	5
PD-01	26.9	27.8	0.90		14034	ICP-AES, Au	DDH Core	14034	0.537	<0.2	8	4	84	6
PD-01	27.8	29.1	1.30		14035	ICP-AES, Au	DDH Core	14035	0.272	<0.2	3	1	114	3

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-01			0.00	CDN-GS-2A	14036	ICP-AES, Au	DDH Core	14036	2.26	4	56	13	4	36
PD-01	29.1	30.1	1.00		14037	ICP-AES, Au	DDH Core	14037	2.62	<0.2	13	4	130	6
PD-01	30.1	31.1	1.00		14038	ICP-AES, Au	DDH Core	14038	4.68	<0.2	50	8	245	5
PD-01	31.1	32.1	1.00	DUPL	14039	ICP-AES, Au	DDH Core	14039	3.25	<0.2	3	2	130	3
PD-01	31.1	32.1	1.00	DUPL	14040	ICP-AES, Au	DDH Core	14040	4.04	0.2	7	1	134	3
PD-01	32.1	33.1	1.00		14041	ICP-AES, Au	DDH Core	14041	4.36	<0.2	3	1	150	3
PD-01	33.1	34	0.90		14042	ICP-AES, Au	DDH Core	14042	1.91	38.6	351	7	176	44
PD-01	34	35	1.00		14043	ICP-AES, Au	DDH Core	14043	5.56	0.2	4	4	151	5
PD-01	35	35.9	0.90		14044	ICP-AES, Au	DDH Core	14044	3.29	0.2	4	2	113	2
PD-01	35.9	36.9	1.00		14045	ICP-AES, Au	DDH Core	14045	5.88	0.2	91	3	184	8
PD-01			0.00	BLANK	14046	ICP-AES, Au	DDH Core	14046	0.017	<0.2	1	<1	2	3
PD-01	36.9	37.9	1.00		14047	ICP-AES, Au	DDH Core	14047	3.23	1.6	137	3	167	6
PD-01	37.9	38.7	0.80		14048	ICP-AES, Au	DDH Core	14048	0.719	2.2	102	3	193	4
PD-01	38.7	39.3	0.60		14049	ICP-AES, Au	DDH Core	14049	1.615	8	209	5	40	7
PD-01	39.3	40.3	1.00		14050	ICP-AES, Au	DDH Core	14050	1.04	5.2	57	4	349	3
PD-01	40.3	41.1	0.80		14051	ICP-AES, Au	DDH Core	14051	0.855	6.1	43	3	266	2
PD-01	41.1	42	0.90		14052	ICP-AES, Au	DDH Core	14052	0.669	4.2	12	3	170	2
PD-01	42	43	1.00		14053	ICP-AES, Au	DDH Core	14053	1.695	9.2	16	3	218	2
PD-01	43	44.1	1.10		14054	ICP-AES, Au	DDH Core	14054	0.56	8.2	660	2	91	15
PD-01	44.1	45.3	1.20		14055	ICP-AES, Au	DDH Core	14055	0.945	8.8	364	3	111	9
PD-01	45.3	46.5	1.20		14056	ICP-AES, Au	DDH Core	14056	0.823	11.4	313	3	62	9
PD-01	46.5	47.2	0.70		14057	ICP-AES, Au	DDH Core	14057	1.765	14.2	157	3	63	20
PD-01	47.2	48.2	1.00		14058	ICP-AES, Au	DDH Core	14058	0.687	13.2	171	2	64	8
PD-01	48.2	49.4	1.20	DUPL	14059	ICP-AES, Au	DDH Core	14059	0.752	11.9	112	2	56	12
PD-01	48.2	49.4	1.20	DUPL	14060	ICP-AES, Au	DDH Core	14060	0.74	11.5	104	2	55	7
PD-01	49.4	50.4	1.00		14061	ICP-AES, Au	DDH Core	14061	0.983	5.1	99	2	75	11
PD-01	50.4	51.5	1.10		14062	ICP-AES, Au	DDH Core	14062	3.15	15.4	311	3	101	42
PD-01	51.5	52.6	1.10		14063	ICP-AES, Au	DDH Core	14063	2.2	12.1	237	3	62	22
PD-01	52.6	53.7	1.10		14064	ICP-AES, Au	DDH Core	14064	1.58	10.8	195	3	52	15
PD-01	53.7	54.7	1.00		14065	ICP-AES, Au	DDH Core	14065	1.115	9.9	158	3	95	13
PD-01			0.00	BLANK	14066	ICP-AES, Au	DDH Core	14066	0.017	<0.2	3	<1	<2	4
PD-01	54.7	55.7	1.00		14067	ICP-AES, Au	DDH Core	14067	0.759	5.1	112	3	55	8
PD-01	55.7	56.8	1.10		14068	ICP-AES, Au	DDH Core	14068	3.15	40	175	5	179	25
PD-01	56.8	57.8	1.00		14069	ICP-AES, Au	DDH Core	14069	1.53	27.4	184	6	146	20
PD-01	57.8	58.8	1.00		14070	ICP-AES, Au	DDH Core	14070	2.36	32.3	216	5	209	14

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-01	58.8	59.8	1.00		14071	ICP-AES, Au	DDH Core	14071	2.91	40.7	291	7	205	25
PD-01	59.8	60.8	1.00		14072	ICP-AES, Au	DDH Core	14072	1.625	29.5	288	7	159	23
PD-01	60.8	61.9	1.10		14073	ICP-AES, Au	DDH Core	14073	3.8	0.3	6	2	128	2
PD-01	61.9	63	1.10		14074	ICP-AES, Au	DDH Core	14074	1.12	13.6	134	2	100	13
PD-01	63	64	1.00		14075	ICP-AES, Au	DDH Core	14075	1.52	16.3	106	3	93	14
PD-02	0	1	1.00		14076	ICP-AES, Au	DDH Core	14076	<0.005	<0.2	60	11	690	10
PD-02			0.00	CDN-GS-P3	14077	ICP-AES, Au	DDH Core	14077	0.315	0.7	75	11	5	49
PD-02	1	2.5	1.50		14078	ICP-AES, Au	DDH Core	14078	<0.005	<0.2	68	7	183	7
PD-02	2.5	3.5	1.00	DUPL	14079	ICP-AES, Au	DDH Core	14079	<0.005	<0.2	7	3	44	<2
PD-02	2.5	3.5	1.00	DUPL	14080	ICP-AES, Au	DDH Core	14080	<0.005	<0.2	7	3	34	<2
PD-02	3.5	4.5	1.00		14081	ICP-AES, Au	DDH Core	14081	<0.005	<0.2	14	10	90	3
PD-02	4.5	5.5	1.00		14082	ICP-AES, Au	DDH Core	14082	<0.005	<0.2	3	4	9	<2
PD-02	5.5	6.5	1.00		14083	ICP-AES, Au	DDH Core	14083	<0.005	<0.2	2	3	8	<2
PD-02	6.5	7.5	1.00		14084	ICP-AES, Au	DDH Core	14084	<0.005	<0.2	2	2	8	<2
PD-02	7.5	8.5	1.00		14085	ICP-AES, Au	DDH Core	14085	<0.005	<0.2	1	1	7	<2
PD-02			0.00	BLANK	14086	ICP-AES, Au	DDH Core	14086	<0.005	<0.2	1	1	2	<2
PD-02	8.5	9.6	1.10		14087	ICP-AES, Au	DDH Core	14087	<0.005	<0.2	2	3	12	<2
PD-02	9.6	10.7	1.10		14088	ICP-AES, Au	DDH Core	14088	<0.005	<0.2	7	10	36	2
PD-02	10.7	11.8	1.10		14089	ICP-AES, Au	DDH Core	14089	0.029	<0.2	17	8	65	3
PD-02	11.8	12.9	1.10		14090	ICP-AES, Au	DDH Core	14090	0.187	<0.2	32	7	65	5
PD-02	12.9	13.9	1.00		14091	ICP-AES, Au	DDH Core	14091	0.133	<0.2	30	28	56	5
PD-02	13.9	14.9	1.00		14092	ICP-AES, Au	DDH Core	14092	0.175	<0.2	12	10	38	3
PD-02	14.9	15.9	1.00		14093	ICP-AES, Au	DDH Core	14093	0.106	<0.2	3	3	12	<2
PD-02	15.9	16.9	1.00		14094	ICP-AES, Au	DDH Core	14094	0.18	<0.2	7	3	32	4
PD-02	16.9	17.9	1.00		14095	ICP-AES, Au	DDH Core	14095	0.951	<0.2	26	4	118	9
PD-02			0.00	CDN-GS-2A	14096	ICP-AES, Au	DDH Core	14096	2.43	3.8	55	13	5	35
PD-02	17.9	18.9	1.00		14097	ICP-AES, Au	DDH Core	14097	0.011	<0.2	8	5	26	4
PD-02	18.9	19.8	0.90		14098	ICP-AES, Au	DDH Core	14098	0.02	<0.2	3	2	14	2
PD-02	19.8	20.7	0.90	DUPL	14099	ICP-AES, Au	DDH Core	14099	0.011	<0.2	5	4	12	3
PD-02	19.8	20.7	0.90	DUPL	14100	ICP-AES, Au	DDH Core	14100	0.019	<0.2	6	4	18	3
PD-02	20.7	21.5	0.80		14101	ICP-AES, Au	DDH Core	14101	0.005	<0.2	3	4	51	2
PD-02	21.5	22.5	1.00		14102	ICP-AES, Au	DDH Core	14102	0.065	<0.2	20	4	192	12
PD-02	22.5	23.5	1.00		14103	ICP-AES, Au	DDH Core	14103	0.138	<0.2	27	4	212	13
PD-02	23.5	24.5	1.00		14104	ICP-AES, Au	DDH Core	14104	0.154	<0.2	21	3	214	10
PD-02	24.5	25.5	1.00		14105	ICP-AES, Au	DDH Core	14105	3.98	<0.2	10	3	372	7

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-02			0.00	BLANK	14106	ICP-AES, Au	DDH Core	14106	<0.005	<0.2	<1	<1	<2	2
PD-02	25.5	26.5	1.00		14107	ICP-AES, Au	DDH Core	14107	6.48	<0.2	7	1	68	7
PD-02	26.5	27.5	1.00		14108	ICP-AES, Au	DDH Core	14108	2.96	0.3	11	2	181	14
PD-02	27.5	28.5	1.00		14109	ICP-AES, Au	DDH Core	14109	2.34	0.3	36	3	80	12
PD-02	28.5	29.5	1.00		14110	ICP-AES, Au	DDH Core	14110	3.5	0.2	69	2	204	12
PD-02	29.5	30.5	1.00		14111	ICP-AES, Au	DDH Core	14111	2.17	0.3	14	4	722	6
PD-02	30.5	31.5	1.00		14112	ICP-AES, Au	DDH Core	14112	2.68	<0.2	12	2	164	7
PD-02	31.5	32.5	1.00		14113	ICP-AES, Au	DDH Core	14113	0.812	0.3	4	1	94	6
PD-02	32.5	33.5	1.00		14114	ICP-AES, Au	DDH Core	14114	1.26	0.2	4	1	110	8
PD-02	33.5	34.5	1.00		14115	ICP-AES, Au	DDH Core	14115	1.565	0.3	4	2	244	7
PD-02			0.00	CDN-GS-P3	14116	ICP-AES, Au	DDH Core	14116	0.331	0.7	75	11	4	49
PD-02	34.5	35.5	1.00		14117	ICP-AES, Au	DDH Core	14117	1.4	0.3	10	2	215	6
PD-02	35.5	36.5	1.00		14118	ICP-AES, Au	DDH Core	14118	1.41	<0.2	23	5	105	16
PD-02	36.5	37.5	1.00	DUPL	14119	ICP-AES, Au	DDH Core	14119	1.155	<0.2	43	5	53	27
PD-02	36.5	37.5	1.00	DUPL	14120	ICP-AES, Au	DDH Core	14120	1.26	0.2	46	5	57	26
PD-02	37.5	38.5	1.00		14121	ICP-AES, Au	DDH Core	14121	1.05	<0.2	23	3	37	10
PD-02	38.5	39.5	1.00		14122	ICP-AES, Au	DDH Core	14122	0.557	<0.2	14	2	25	6
PD-02	39.5	40.3	0.80		14123	ICP-AES, Au	DDH Core	14123	0.603	<0.2	16	3	28	5
PD-02	40.3	41.2	0.90		14124	ICP-AES, Au	DDH Core	14124	0.395	0.2	13	3	33	6
PD-02	41.2	42.4	1.20		14125	ICP-AES, Au	DDH Core	14125	0.305	0.2	39	3	42	10
PD-02			0.00	BLANK	14126	ICP-AES, Au	DDH Core	14126	<0.005	<0.2	<1	<1	<2	<2
PD-02	42.4	43.5	1.10		14127	ICP-AES, Au	DDH Core	14127	0.631	0.5	19	3	52	14
PD-02	43.5	44.6	1.10		14128	ICP-AES, Au	DDH Core	14128	0.879	0.4	7	2	33	5
PD-02	44.6	45.7	1.10		14129	ICP-AES, Au	DDH Core	14129	1.405	0.3	9	3	39	9
PD-02	45.7	46.7	1.00		14130	ICP-AES, Au	DDH Core	14130	1.905	0.2	6	2	25	6
PD-02	46.7	47.7	1.00		14131	ICP-AES, Au	DDH Core	14131	3.26	0.3	10	3	43	7
PD-02	47.7	48.7	1.00		14132	ICP-AES, Au	DDH Core	14132	4.08	0.2	7	3	53	9
PD-02	48.7	49.8	1.10		14133	ICP-AES, Au	DDH Core	14133	2.45	0.2	100	5	25	9
PD-02	49.8	50.8	1.00		14134	ICP-AES, Au	DDH Core	14134	1.97	0.2	235	7	42	10
PD-02	50.8	51.8	1.00		14135	ICP-AES, Au	DDH Core	14135	2.22	0.7	187	4	31	6
PD-02			0.00	CDN-GS-2A	14136	ICP-AES, Au	DDH Core	14136	2.19	4.6	56	13	4	37
PD-02	51.8	52.8	1.00		14137	ICP-AES, Au	DDH Core	14137	2.04	0.6	244	3	30	6
PD-02	52.8	53.8	1.00		14138	ICP-AES, Au	DDH Core	14138	1.855	1.6	446	4	30	9
PD-02	53.8	54.8	1.00	DUPL	14139	ICP-AES, Au	DDH Core	14139	1.265	2.8	100	4	45	17
PD-02	53.8	54.8	1.00	DUPL	14140	ICP-AES, Au	DDH Core	14140	1.47	2.7	95	5	44	12

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-02	54.8	55.9	1.10		14141	ICP-AES, Au	DDH Core	14141	2.21	2.9	120	3	43	9
PD-02	55.9	57	1.10		14142	ICP-AES, Au	DDH Core	14142	0.869	4.1	79	12	248	24
PD-02	57	57.9	0.90		14143	ICP-AES, Au	DDH Core	14143	0.364	0.7	74	6	227	36
PD-02	57.9	58.9	1.00		14144	ICP-AES, Au	DDH Core	14144	0.173	0.7	86	6	270	36
PD-02	58.9	59.9	1.00		14145	ICP-AES, Au	DDH Core	14145	0.152	4	76	5	319	63
PD-02			0.00	BLANK	14146	ICP-AES, Au	DDH Core	14146	<0.005	0.2	6	<1	3	8
PD-02	59.9	60.9	1.00		14147	ICP-AES, Au	DDH Core	14147	1.11	38.7	94	5	270	57
PD-02	60.9	61.6	0.70		14148	ICP-AES, Au	DDH Core	14148	4.71	60.6	162	3	187	46
PD-02	61.6	62.5	0.90		14149	ICP-AES, Au	DDH Core	14149	1.875	12	78	4	139	30
PD-02	62.5	63.5	1.00		14150	ICP-AES, Au	DDH Core	14150	<0.005	<0.2	38	1	35	16
PD-02	63.5	64.5	1.00		14151	ICP-AES, Au	DDH Core	14151	<0.005	<0.2	44	1	25	11
PD-02	64.5	65.5	1.00		14152	ICP-AES, Au	DDH Core	14152	<0.005	<0.2	43	1	25	12
PD-02	65.5	66.5	1.00		14153	ICP-AES, Au	DDH Core	14153	<0.005	<0.2	42	2	21	12
PD-02	66.5	67.7	1.20		14154	ICP-AES, Au	DDH Core	14154	<0.005	<0.2	50	2	21	13
PD-02	67.7	69	1.30		14155	ICP-AES, Au	DDH Core	14155	<0.005	<0.2	49	2	19	14
PD-02			0.00	CDN-GS-P3	14156	ICP-AES, Au	DDH Core	14156	2.18	3.9	55	14	5	36
PD-02	69	70	1.00		14157	ICP-AES, Au	DDH Core	14157	0.005	<0.2	54	1	20	17
PD-02	70	71	1.00		14158	ICP-AES, Au	DDH Core	14158	<0.005	<0.2	39	1	18	13
PD-02	71	72	1.00	DUPL	14159	ICP-AES, Au	DDH Core	14159	<0.005	<0.2	38	1	15	16
PD-02	71	72	1.00	DUPL	14160	ICP-AES, Au	DDH Core	14160	<0.005	<0.2	36	2	19	17
PD-02	72	73	1.00		14161	ICP-AES, Au	DDH Core	14161	<0.005	<0.2	38	1	11	18
PD-02	73	74	1.00		14162	ICP-AES, Au	DDH Core	14162	<0.005	<0.2	39	1	12	9
PD-02	74	75	1.00		14163	ICP-AES, Au	DDH Core	14163	<0.005	<0.2	40	1	16	16
PD-02	75	76.1	1.10		14164	ICP-AES, Au	DDH Core	14164	<0.005	<0.2	45	1	11	18
PD-02	76.1	77.2	1.10		14165	ICP-AES, Au	DDH Core	14165	<0.005	<0.2	39	1	8	17
PD-02			0.00	BLANK	14166	ICP-AES, Au	DDH Core	14166	<0.005	<0.2	<1	<1	<2	<2
PD-02	77.2	77.65	0.45		14167	ICP-AES, Au	DDH Core	14167	<0.005	<0.2	44	<1	3	19
PD-02	77.65	78.8	1.15		14168	ICP-AES, Au	DDH Core	14168	<0.005	<0.2	35	1	15	26
PD-02	78.8	80	1.20		14169	ICP-AES, Au	DDH Core	14169	0.094	<0.2	51	1	11	24
PD-02	80	81.2	1.20		14170	ICP-AES, Au	DDH Core	14170	0.018	0.2	48	1	13	35
PD-02	81.2	82.2	1.00		14171	ICP-AES, Au	DDH Core	14171	<0.005	0.2	42	1	13	65
PD-02	82.2	83.2	1.00		14172	ICP-AES, Au	DDH Core	14172	<0.005	<0.2	48	1	9	29
PD-02	83.2	84.2	1.00		14173	ICP-AES, Au	DDH Core	14173	<0.005	<0.2	39	1	9	25
PD-02	84.2	85.2	1.00		14174	ICP-AES, Au	DDH Core	14174	<0.005	0.3	43	1	8	26
PD-02	85.2	86.2	1.00		14175	ICP-AES, Au	DDH Core	14175	<0.005	0.2	34	1	6	91

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-02			0.00	CDN-GS-2A	14176	ICP-AES, Au	DDH Core	14176	0.317	0.7	77	11	6	51
PD-02	86.2	87.2	1.00		14177	ICP-AES, Au	DDH Core	14177	<0.005	<0.2	39	1	7	130
PD-02	87.2	88.2	1.00		14178	ICP-AES, Au	DDH Core	14178	<0.005	<0.2	30	1	5	183
PD-02	88.2	89.2	1.00	DUPL	14179	ICP-AES, Au	DDH Core	14179	<0.005	<0.2	50	1	6	183
PD-02	88.2	89.2	1.00	DUPL	14180	ICP-AES, Au	DDH Core	14180	<0.005	<0.2	43	1	6	171
PD-02	89.2	90.2	1.00		14181	ICP-AES, Au	DDH Core	14181	<0.005	<0.2	44	1	7	134
PD-02	90.2	91.2	1.00		14182	ICP-AES, Au	DDH Core	14182	<0.005	<0.2	40	1	7	111
PD-02	91.2	92.2	1.00		14183	ICP-AES, Au	DDH Core	14183	<0.005	<0.2	49	1	5	85
PD-02	92.2	93.2	1.00		14184	ICP-AES, Au	DDH Core	14184	<0.005	<0.2	41	1	6	73
PD-02	93.2	94.2	1.00		14185	ICP-AES, Au	DDH Core	14185	<0.005	0.3	43	1	8	65
PD-02			0.00	BLANK	14186	ICP-AES, Au	DDH Core	14186	<0.005	0.2	2	<1	<2	5
PD-02	94.2	95.1	0.90		14187	ICP-AES, Au	DDH Core	14187	<0.005	<0.2	38	1	6	84
PD-03	0	1.5	1.50		14188	ICP-AES, Au	DDH Core	14188	0.063	0.3	19	21	20	13
PD-03	1.5	2.5	1.00		14189	ICP-AES, Au	DDH Core	14189	0.095	0.5	13	19	53	4
PD-03	2.5	3.5	1.00		14190	ICP-AES, Au	DDH Core	14190	0.076	0.2	4	6	12	2
PD-03	3.5	4.6	1.10		14191	ICP-AES, Au	DDH Core	14191	0.032	0.2	15	7	48	3
PD-03	4.6	5.5	0.90		14192	ICP-AES, Au	DDH Core	14192	0.067	<0.2	4	15	89	2
PD-03	5.5	6.3	0.80		14193	ICP-AES, Au	DDH Core	14193	0.053	<0.2	4	12	123	2
PD-03	6.3	7.2	0.90		14194	ICP-AES, Au	DDH Core	14194	0.074	0.2	8	6	26	2
PD-03	7.2	8	0.80		14195	ICP-AES, Au	DDH Core	14195	0.033	0.3	6	3	22	2
PD-03			0.00	CDN-GS-P3	14196	ICP-AES, Au	DDH Core	14196	2.23	4.1	51	14	5	34
PD-03	8	9	1.00		14197	ICP-AES, Au	DDH Core	14197	0.069	<0.2	15	18	52	2
PD-03	9	10	1.00		14198	ICP-AES, Au	DDH Core	14198	0.016	<0.2	20	24	20	3
PD-03	10	11	1.00	DUPL	14199	ICP-AES, Au	DDH Core	14199	<0.005	<0.2	25	3	21	3
PD-03	10	11	1.00	DUPL	14200	ICP-AES, Au	DDH Core	14200	<0.005	<0.2	25	4	23	4
PD-03	11	12.1	1.10		14201	ICP-AES, Au	DDH Core	14201	0.008	<0.2	46	1	21	<2
PD-03	12.1	13.3	1.20		14202	ICP-AES, Au	DDH Core	14202	0.023	<0.2	19	1	31	2
PD-03	13.3	14.3	1.00		14203	ICP-AES, Au	DDH Core	14203	<0.005	<0.2	92	1	34	12
PD-03	14.3	15.3	1.00		14204	ICP-AES, Au	DDH Core	14204	<0.005	<0.2	75	1	27	5
PD-03	15.3	16.3	1.00		14205	ICP-AES, Au	DDH Core	14205	<0.005	<0.2	56	1	15	8
PD-03			0.00	BLANK	14206	ICP-AES, Au	DDH Core	14206	<0.005	<0.2	<1	<1	<2	<2
PD-03	16.3	17.3	1.00		14207	ICP-AES, Au	DDH Core	14207	<0.005	<0.2	49	1	17	9
PD-03	17.3	18.3	1.00		14208	ICP-AES, Au	DDH Core	14208	<0.005	<0.2	54	<1	18	7
PD-03	18.3	19.3	1.00		14209	ICP-AES, Au	DDH Core	14209	<0.005	<0.2	61	1	9	14
PD-03	19.3	20.3	1.00		14210	ICP-AES, Au	DDH Core	14210	<0.005	<0.2	40	1	10	14

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-03	20.3	21.3	1.00		14211	ICP-AES, Au	DDH Core	14211	<0.005	<0.2	45	<1	32	33
PD-03	21.3	22.3	1.00		14212	ICP-AES, Au	DDH Core	14212	<0.005	<0.2	38	<1	38	14
PD-03	22.3	23.3	1.00		14213	ICP-AES, Au	DDH Core	14213	<0.005	<0.2	32	1	29	29
PD-03	23.3	24.3	1.00		14214	ICP-AES, Au	DDH Core	14214	<0.005	<0.2	51	1	48	34
PD-03	24.3	25.3	1.00		14215	ICP-AES, Au	DDH Core	14215	<0.005	<0.2	41	<1	34	42
PD-03			0.00	CDN-GS-P3	14216	ICP-AES, Au	DDH Core	14216	0.048	0.7	74	12	5	47
PD-03	25.3	26.3	1.00		14217	ICP-AES, Au	DDH Core	14217	<0.005	<0.2	60	<1	32	10
PD-03	26.3	27.3	1.00		14218	ICP-AES, Au	DDH Core	14218	<0.005	<0.2	53	6	31	20
PD-03	27.3	28	0.70	DUPL	14219	ICP-AES, Au	DDH Core	14219	0.011	<0.2	40	1	37	16
PD-03	27.3	28	0.70	DUPL	14220	ICP-AES, Au	DDH Core	14220	0.022	<0.2	39	1	35	19
PD-03	28	28.9	0.90		14221	ICP-AES, Au	DDH Core	14221	<0.005	<0.2	39	3	30	19
PD-03	28.9	30	1.10		14222	ICP-AES, Au	DDH Core	14222	<0.005	<0.2	64	1	21	17
PD-03	30	31.5	1.50		14223	ICP-AES, Au	DDH Core	14223	<0.005	<0.2	62	1	23	18
PD-03	31.5	33	1.50		14224	ICP-AES, Au	DDH Core	14224	<0.005	<0.2	48	2	16	28
PD-03	33	34.5	1.50		14225	ICP-AES, Au	DDH Core	14225	<0.005	<0.2	48	1	11	32
PD-03			0.00	BLANK	14226	ICP-AES, Au	DDH Core	14226	<0.005	<0.2	<1	<1	2	<2
PD-03	34.5	36	1.50		14227	ICP-AES, Au	DDH Core	14227	<0.005	<0.2	48	1	12	30
PD-03	36	37.5	1.50		14228	ICP-AES, Au	DDH Core	14228	<0.005	<0.2	47	1	12	39
PD-03	37.5	39	1.50		14229	ICP-AES, Au	DDH Core	14229	<0.005	<0.2	49	1	11	42
PD-03	39	40.5	1.50		14230	ICP-AES, Au	DDH Core	14230	<0.005	<0.2	46	1	10	55
PD-03	40.5	42	1.50		14231	ICP-AES, Au	DDH Core	14231	<0.005	<0.2	36	1	13	110
PD-03	42	43.5	1.50		14232	ICP-AES, Au	DDH Core	14232	<0.005	<0.2	48	1	12	129
PD-03	43.5	44.3	0.80		14233	ICP-AES, Au	DDH Core	14233	<0.005	<0.2	52	1	15	153
PD-03	44.3	46.3	2.00		14234	ICP-AES, Au	DDH Core	14234	0.006	<0.2	37	1	62	208
PD-03	46.3	48.3	2.00		14235	ICP-AES, Au	DDH Core	14235	0.008	<0.2	53	1	59	168
PD-03			0.00	CDN-GS-2A	14236	ICP-AES, Au	DDH Core	14236	2.28	4.1	53	15	2	33
PD-03	48.3	49.4	1.10		14237	ICP-AES, Au	DDH Core	14237	0.007	0.2	36	1	67	121
PD-03	49.4	50.5	1.10		14238	ICP-AES, Au	DDH Core	14238	<0.005	<0.2	32	1	107	148
PD-03	50.5	52	1.50	DUPL	14239	ICP-AES, Au	DDH Core	14239	<0.005	<0.2	28	1	40	140
PD-03	50.5	52	1.50	DUPL	14240	ICP-AES, Au	DDH Core	14240	<0.005	<0.2	29	1	43	148
PD-03	52	53.5	1.50		14241	ICP-AES, Au	DDH Core	14241	<0.005	<0.2	22	1	28	210
PD-03	53.5	55	1.50		14242	ICP-AES, Au	DDH Core	14242	<0.005	<0.2	28	1	32	161
PD-03	55	56.5	1.50		14243	ICP-AES, Au	DDH Core	14243	<0.005	<0.2	27	1	29	99
PD-03	56.5	57.5	1.00		14244	ICP-AES, Au	DDH Core	14244	<0.005	<0.2	24	1	34	173
PD-03	57.5	58.5	1.00		14245	ICP-AES, Au	DDH Core	14245	0.007	<0.2	38	1	22	149

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-04	0	0.6	0.60		14246	ICP-AES, Au	DDH Core	14246	<0.005	<0.2	8	2	6	5
PD-04			0.00	BLANK	14247	ICP-AES, Au	DDH Core	14247	<0.005	<0.2	<1	<1	<2	<2
PD-04	0.6	1.5	0.90		14248	ICP-AES, Au	DDH Core	14248	<0.005	<0.2	6	1	<2	<2
PD-04	1.5	2.5	1.00		14249	ICP-AES, Au	DDH Core	14249	<0.005	<0.2	6	1	2	2
PD-04	2.5	3.5	1.00		14250	ICP-AES, Au	DDH Core	14250	<0.005	<0.2	5	<1	<2	<2
PD-04	3.5	4.5	1.00		14251	ICP-AES, Au	DDH Core	14251	<0.005	<0.2	3	1	<2	<2
PD-04	4.5	5.5	1.00		14252	ICP-AES, Au	DDH Core	14252	<0.005	<0.2	1	3	<2	<2
PD-04	5.5	6.5	1.00		14253	ICP-AES, Au	DDH Core	14253	<0.005	<0.2	6	2	<2	3
PD-04	6.5	7.5	1.00		14254	ICP-AES, Au	DDH Core	14254	<0.005	<0.2	2	4	2	2
PD-04	7.5	8.5	1.00		14255	ICP-AES, Au	DDH Core	14255	<0.005	<0.2	2	5	2	<2
PD-04			0.00	CDN-GS-2A	14256	ICP-AES, Au	DDH Core	14256	0.301	0.7	77	11	4	50
PD-04	8.5	9.5	1.00		14257	ICP-AES, Au	DDH Core	14257	<0.005	<0.2	1	<1	2	<2
PD-04	9.5	10.5	1.00		14258	ICP-AES, Au	DDH Core	14258	<0.005	<0.2	2	1	<2	<2
PD-04	10.5	11.5	1.00	DUPL	14259	ICP-AES, Au	DDH Core	14259	<0.005	<0.2	1	<1	2	<2
PD-04	10.5	11.5	1.00	DUPL	14260	ICP-AES, Au	DDH Core	14260	<0.005	<0.2	1	<1	2	<2
PD-04	11.5	12.5	1.00		14261	ICP-AES, Au	DDH Core	14261	<0.005	<0.2	1	<1	<2	<2
PD-04	12.5	13.5	1.00		14262	ICP-AES, Au	DDH Core	14262	<0.005	<0.2	1	<1	2	<2
PD-04	13.5	14.5	1.00		14263	ICP-AES, Au	DDH Core	14263	<0.005	<0.2	2	<1	<2	<2
PD-04	14.5	15.5	1.00		14264	ICP-AES, Au	DDH Core	14264	<0.005	<0.2	1	<1	<2	<2
PD-04	15.5	16.5	1.00		14265	ICP-AES, Au	DDH Core	14265	<0.005	<0.2	2	<1	2	<2
PD-04			0.00	BLANK	14266	ICP-AES, Au	DDH Core	14266	<0.005	<0.2	<1	<1	<2	<2
PD-04	16.5	17.5	1.00		14267	ICP-AES, Au	DDH Core	14267	<0.005	<0.2	2	<1	2	<2
PD-04	17.5	18.5	1.00		14268	ICP-AES, Au	DDH Core	14268	<0.005	<0.2	2	<1	<2	<2
PD-04	18.5	19.5	1.00		14269	ICP-AES, Au	DDH Core	14269	<0.005	<0.2	2	<1	<2	<2
PD-04	19.5	20.5	1.00		14270	ICP-AES, Au	DDH Core	14270	<0.005	<0.2	2	<1	<2	<2
PD-04	20.5	21.5	1.00		14271	ICP-AES, Au	DDH Core	14271	<0.005	<0.2	1	<1	2	<2
PD-04	21.5	22.5	1.00		14272	ICP-AES, Au	DDH Core	14272	<0.005	<0.2	<1	<1	2	<2
PD-04	22.5	23.5	1.00		14273	ICP-AES, Au	DDH Core	14273	<0.005	<0.2	<1	<1	2	<2
PD-04	23.5	24.5	1.00		14274	ICP-AES, Au	DDH Core	14274	<0.005	<0.2	<1	1	2	<2
PD-04	24.5	25.5	1.00		14275	ICP-AES, Au	DDH Core	14275	<0.005	<0.2	1	1	<2	<2
PD-04			0.00	CDN-GS-P3	14276	ICP-AES, Au	DDH Core	14276	2.29	3.8	56	15	4	36
PD-04	25.5	26.5	1.00		14277	ICP-AES, Au	DDH Core	14277	<0.005	<0.2	1	1	2	<2
PD-04	26.5	27.5	1.00		14278	ICP-AES, Au	DDH Core	14278	<0.005	<0.2	1	1	2	<2
PD-04	27.5	28.5	1.00	DUPL	14279	ICP-AES, Au	DDH Core	14279	<0.005	<0.2	<1	1	<2	<2
PD-04	27.5	28.5	1.00	DUPL	14280	ICP-AES, Au	DDH Core	14280	<0.005	<0.2	<1	1	<2	<2

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-04	28.5	29.5	1.00		14281	ICP-AES, Au	DDH Core	14281	<0.005	<0.2	2	1	3	2
PD-04	29.5	30.5	1.00		14282	ICP-AES, Au	DDH Core	14282	<0.005	<0.2	3	1	3	<2
PD-04	30.5	31.5	1.00		14283	ICP-AES, Au	DDH Core	14283	<0.005	<0.2	2	1	2	2
PD-04	31.5	32.5	1.00		14284	ICP-AES, Au	DDH Core	14284	<0.005	<0.2	2	1	2	<2
PD-04	32.5	33.5	1.00		14285	ICP-AES, Au	DDH Core	14285	<0.005	<0.2	2	1	<2	<2
PD-04			0.00	BLANK	14286	ICP-AES, Au	DDH Core	14286	<0.005	<0.2	4	<1	4	7
PD-04	33.5	34.5	1.00		14287	ICP-AES, Au	DDH Core	14287	<0.005	<0.2	4	1	2	<2
PD-04	34.5	35.5	1.00		14288	ICP-AES, Au	DDH Core	14288	<0.005	<0.2	6	2	<2	<2
PD-04	35.5	36.5	1.00		14289	ICP-AES, Au	DDH Core	14289	<0.005	<0.2	5	1	2	<2
PD-04	36.5	37.5	1.00		14290	ICP-AES, Au	DDH Core	14290	<0.005	<0.2	3	1	2	<2
PD-04	37.5	38.5	1.00		14291	ICP-AES, Au	DDH Core	14291	<0.005	<0.2	5	1	2	<2
PD-04	38.5	39.5	1.00		14292	ICP-AES, Au	DDH Core	14292	<0.005	<0.2	10	<1	2	<2
PD-04	39.5	40.5	1.00		14293	ICP-AES, Au	DDH Core	14293	<0.005	<0.2	6	1	<2	<2
PD-04	40.5	41.5	1.00		14294	ICP-AES, Au	DDH Core	14294	<0.005	<0.2	14	1	3	<2
PD-04	41.5	42.5	1.00		14295	ICP-AES, Au	DDH Core	14295	<0.005	<0.2	13	1	3	<2
PD-04			0.00	CDN-GS-P3	14296	ICP-AES, Au	DDH Core	14296	0.322	0.7	80	12	7	55
PD-04	42.5	43.5	1.00		14297	ICP-AES, Au	DDH Core	14297	<0.005	<0.2	19	1	4	3
PD-04	43.5	44.5	1.00		14298	ICP-AES, Au	DDH Core	14298	<0.005	<0.2	19	3	3	2
PD-04	44.5	45.5	1.00	DUPL	14299	ICP-AES, Au	DDH Core	14299	<0.005	<0.2	13	3	2	<2
PD-04	44.5	45.5	1.00	DUPL	14300	ICP-AES, Au	DDH Core	14300	<0.005	<0.2	13	3	2	<2
PD-04	45.5	46.5	1.00		14301	ICP-AES, Au	DDH Core	14301	<0.005	<0.2	7	<1	4	<2
PD-04	46.5	47.5	1.00		14302	ICP-AES, Au	DDH Core	14302	<0.005	<0.2	12	<1	<2	<2
PD-04	47.5	48.5	1.00		14303	ICP-AES, Au	DDH Core	14303	<0.005	<0.2	6	<1	3	<2
PD-04	48.5	49.5	1.00		14304	ICP-AES, Au	DDH Core	14304	0.01	<0.2	25	<1	6	15
PD-04	49.5	50.3	0.80		14305	ICP-AES, Au	DDH Core	14305	<0.005	<0.2	5	<1	3	2
PD-04			0.00	BLANK	14306	ICP-AES, Au	DDH Core	14306	<0.005	<0.2	<1	<1	<2	3
PD-04	50.3	51.5	1.20		14307	ICP-AES, Au	DDH Core	14307	<0.005	<0.2	2	<1	3	3
PD-04	51.5	52.5	1.00		14308	ICP-AES, Au	DDH Core	14308	<0.005	<0.2	2	<1	4	<2
PD-04	52.5	53.5	1.00		14309	ICP-AES, Au	DDH Core	14309	<0.005	<0.2	3	<1	4	<2
PD-04	53.5	54.5	1.00		14310	ICP-AES, Au	DDH Core	14310	<0.005	<0.2	1	<1	4	<2
PD-04	54.5	55.6	1.10		14311	ICP-AES, Au	DDH Core	14311	<0.005	<0.2	8	<1	3	4
PD-04	55.6	56.7	1.10		14312	ICP-AES, Au	DDH Core	14312	<0.005	<0.2	<1	<1	5	<2
PD-04	56.7	57.8	1.10		14313	ICP-AES, Au	DDH Core	14313	<0.005	<0.2	1	<1	4	<2
PD-04	57.8	58.9	1.10		14314	ICP-AES, Au	DDH Core	14314	<0.005	<0.2	1	1	6	<2
PD-04	58.9	60.2	1.30		14315	ICP-AES, Au	DDH Core	14315	<0.005	<0.2	11	1	5	<2

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-04			0.00	CDN-GS-2A	14316	ICP-AES, Au	DDH Core	14316	2.08	3.8	54	15	5	35
PD-04	60.2	61	0.80		14317	ICP-AES, Au	DDH Core	14317	<0.005	<0.2	8	<1	2	<2
PD-04	61	62	1.00		14318	ICP-AES, Au	DDH Core	14318	<0.005	<0.2	3	1	4	<2
PD-04	62	63	1.00	DUPL	14319	ICP-AES, Au	DDH Core	14319	<0.005	<0.2	6	5	4	<2
PD-04	62	63	1.00	DUPL	14320	ICP-AES, Au	DDH Core	14320	<0.005	<0.2	6	6	4	<2
PD-04	63	64	1.00		14321	ICP-AES, Au	DDH Core	14321	<0.005	<0.2	8	1	2	<2
PD-04	64	65	1.00		14322	ICP-AES, Au	DDH Core	14322	<0.005	<0.2	5	2	<2	<2
PD-04	65	66	1.00		14323	ICP-AES, Au	DDH Core	14323	<0.005	<0.2	5	2	4	2
PD-04	66	67	1.00		14324	ICP-AES, Au	DDH Core	14324	<0.005	<0.2	8	3	4	<2
PD-04	67	67.9	0.90		14325	ICP-AES, Au	DDH Core	14325	<0.005	<0.2	3	4	5	<2
PD-04			0.00	BLANK	14326	ICP-AES, Au	DDH Core	14326	<0.005	<0.2	<1	<1	<2	2
PD-04	67.9	68.7	0.80		14327	ICP-AES, Au	DDH Core	14327	<0.005	<0.2	4	9	8	<2
PD-04	68.7	69.5	0.80		14328	ICP-AES, Au	DDH Core	14328	<0.005	<0.2	3	3	7	<2
PD-04	69.5	70.4	0.90		14329	ICP-AES, Au	DDH Core	14329	<0.005	<0.2	2	2	3	<2
PD-04	70.4	71.4	1.00		14330	ICP-AES, Au	DDH Core	14330	<0.005	<0.2	2	7	6	<2
PD-04	71.4	72.4	1.00		14331	ICP-AES, Au	DDH Core	14331	<0.005	<0.2	3	6	10	<2
PD-04	72.4	73.4	1.00		14332	ICP-AES, Au	DDH Core	14332	<0.005	<0.2	3	2	6	2
PD-04	73.4	74.4	1.00		14333	ICP-AES, Au	DDH Core	14333	<0.005	0.2	3	5	12	3
PD-04	74.4	75.2	0.80		14334	ICP-AES, Au	DDH Core	14334	0.021	0.3	11	41	18	3
PD-04	75.2	76.1	0.90		14335	ICP-AES, Au	DDH Core	14335	0.018	0.2	9	9	15	3
PD-04			0.00	CDN-GS-P3	14336	ICP-AES, Au	DDH Core	14336	0.299	0.6	73	12	2	46
PD-04	76.1	77.1	1.00		14337	ICP-AES, Au	DDH Core	14337	0.017	<0.2	10	8	11	2
PD-04	77.1	78	0.90		14338	ICP-AES, Au	DDH Core	14338	0.006	<0.2	16	9	11	3
PD-04	78	79.1	1.10	DUPL	14339	ICP-AES, Au	DDH Core	14339	<0.005	<0.2	7	5	5	2
PD-04	78	79.1	1.10	DUPL	14340	ICP-AES, Au	DDH Core	14340	<0.005	<0.2	6	5	4	2
PD-04	79.1	80	0.90		14341	ICP-AES, Au	DDH Core	14341	<0.005	<0.2	6	4	6	2
PD-04	80	80.9	0.90		14342	ICP-AES, Au	DDH Core	14342	<0.005	<0.2	6	5	8	3
PD-04	80.9	81.4	0.50		14343	ICP-AES, Au	DDH Core	14343	<0.005	0.2	5	4	8	2
PD-04	81.4	82.4	1.00		14344	ICP-AES, Au	DDH Core	14344	0.065	0.2	4	4	6	2
PD-04	82.4	83.4	1.00		14345	ICP-AES, Au	DDH Core	14345	0.039	<0.2	3	2	2	<2
PD-04			0.00	BLANK	14346	ICP-AES, Au	DDH Core	14346	<0.005	<0.2	<1	<1	<2	2
PD-04	83.4	84.4	1.00		14347	ICP-AES, Au	DDH Core	14347	0.025	<0.2	3	2	2	<2
PD-04	84.4	85.4	1.00		14348	ICP-AES, Au	DDH Core	14348	0.015	<0.2	3	8	3	<2
PD-04	85.4	86.2	0.80		14349	ICP-AES, Au	DDH Core	14349	0.019	0.2	5	5	2	<2
PD-04	86.2	87.2	1.00		14350	ICP-AES, Au	DDH Core	14350	0.033	<0.2	3	4	3	<2

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-04	87.2	88	0.80		14351	ICP-AES, Au	DDH Core	14351	0.024	<0.2	4	5	5	<2
PD-04	88	89	1.00		14352	ICP-AES, Au	DDH Core	14352	<0.005	<0.2	3	2	2	<2
PD-04	89	90	1.00		14353	ICP-AES, Au	DDH Core	14353	0.015	<0.2	2	1	<2	<2
PD-04	90	91	1.00		14354	ICP-AES, Au	DDH Core	14354	0.013	<0.2	3	1	2	<2
PD-04	91	92	1.00		14355	ICP-AES, Au	DDH Core	14355	0.012	<0.2	3	2	3	<2
PD-04			0.00	CDN-GS-2A	14356	ICP-AES, Au	DDH Core	14356	2.33	4.5	51	14	3	31
PD-04	92	92.85	0.85		14357	ICP-AES, Au	DDH Core	14357	0.019	<0.2	6	3	4	17
PD-04	92.85	93.8	0.95		14358	ICP-AES, Au	DDH Core	14358	0.035	<0.2	10	4	3	<2
PD-04	93.8	94.8	1.00	DUPL	14359	ICP-AES, Au	DDH Core	14359	0.037	<0.2	7	5	<2	<2
PD-04	93.8	94.8	1.00	DUPL	14360	ICP-AES, Au	DDH Core	14360	0.045	<0.2	5	3	2	2
PD-04	94.8	95.7	0.90		14361	ICP-AES, Au	DDH Core	14361	0.053	<0.2	8	5	2	<2
PD-04	95.7	96.7	1.00		14362	ICP-AES, Au	DDH Core	14362	0.022	<0.2	4	2	3	<2
PD-04	96.7	97.7	1.00		14363	ICP-AES, Au	DDH Core	14363	0.027	<0.2	7	6	2	<2
PD-04	97.7	98.7	1.00		14364	ICP-AES, Au	DDH Core	14364	0.04	<0.2	16	15	4	2
PD-04	98.7	99.8	1.10		14365	ICP-AES, Au	DDH Core	14365	0.035	<0.2	30	29	5	2
PD-04			0.00	BLANK	14366	ICP-AES, Au	DDH Core	14366	<0.005	<0.2	<1	<1	<2	2
PD-04	99.8	100.8	1.00		14367	ICP-AES, Au	DDH Core	14367	0.049	<0.2	40	9	3	2
PD-04	100.8	101.8	1.00		14368	ICP-AES, Au	DDH Core	14368	0.16	0.2	78	12	8	3
PD-04	101.8	102.7	0.90		14369	ICP-AES, Au	DDH Core	14369	0.04	0.4	39	13	5	<2
PD-04	102.7	103.6	0.90		14370	ICP-AES, Au	DDH Core	14370	0.009	0.2	6	2	9	<2
PD-04	103.6	104.5	0.90		14371	ICP-AES, Au	DDH Core	14371	0.01	<0.2	5	2	8	<2
PD-04	104.5	105.4	0.90		14372	ICP-AES, Au	DDH Core	14372	0.008	0.2	10	2	5	5
PD-04	105.4	106.2	0.80		14373	ICP-AES, Au	DDH Core	14373	0.005	<0.2	8	3	3	2
PD-04	106.2	107	0.80		14374	ICP-AES, Au	DDH Core	14374	<0.005	0.2	23	7	4	2
PD-04	107	107.9	0.90		14375	ICP-AES, Au	DDH Core	14375	0.006	0.3	29	8	5	3
PD-04			0.00	CDN-GS-P3	14376	ICP-AES, Au	DDH Core	14376	0.342	0.7	71	11	4	45
PD-04	107.9	108.4	0.50		14377	ICP-AES, Au	DDH Core	14377	<0.005	0.3	10	4	8	2
PD-04	108.4	109.4	1.00		14378	ICP-AES, Au	DDH Core	14378	<0.005	1	61	38	14	5
PD-04	109.4	110.1	0.70	DUPL	14379	ICP-AES, Au	DDH Core	14379	<0.005	0.7	81	89	41	9
PD-04	109.4	110.1	0.70	DUPL	14380	ICP-AES, Au	DDH Core	14380	<0.005	0.5	78	74	39	11
PD-04	110.1	111.1	1.00		14381	ICP-AES, Au	DDH Core	14381	<0.005	<0.2	28	16	21	3
PD-04	111.1	112.1	1.00		14382	ICP-AES, Au	DDH Core	14382	<0.005	<0.2	22	69	139	3
PD-04	112.1	113.1	1.00		14383	ICP-AES, Au	DDH Core	14383	<0.005	0.2	9	19	54	<2
PD-04			0.00	CDN-GS-2A	14384	ICP-AES, Au	DDH Core	14384	2.67	4.1	50	13	2	32
PD-04	113.1	114	0.90		14385	ICP-AES, Au	DDH Core	14385	<0.005	<0.2	7	4	14	<2

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-04			0.00	BLANK	14386	ICP-AES, Au	DDH Core	14386	0.005	<0.2	<1	<1	<2	<2
PD-04	114	114.7	0.70		14387	ICP-AES, Au	DDH Core	14387	<0.005	<0.2	14	15	34	2
PD-04	114.7	115.4	0.70		14388	ICP-AES, Au	DDH Core	14388	<0.005	0.2	21	6	17	7
PD-04	115.4	116.2	0.80		14389	ICP-AES, Au	DDH Core	14389	<0.005	<0.2	19	16	81	2
PD-04	116.2	117	0.80		14390	ICP-AES, Au	DDH Core	14390	<0.005	<0.2	26	9	15	2
PD-04	117	117.9	0.90		14391	ICP-AES, Au	DDH Core	14391	<0.005	<0.2	16	8	9	<2
PD-04	117.9	118.8	0.90		14392	ICP-AES, Au	DDH Core	14392	0.018	<0.2	28	6	4	<2
PD-04	118.8	119.2	0.40		14393	ICP-AES, Au	DDH Core	14393	0.009	0.2	14	7	17	3
PD-04	119.2	120.2	1.00		14394	ICP-AES, Au	DDH Core	14394	<0.005	<0.2	20	3	6	<2
PD-04	120.2	121.2	1.00		14395	ICP-AES, Au	DDH Core	14395	<0.005	0.2	23	2	4	2
PD-04	121.2	122.2	1.00		14396	ICP-AES, Au	DDH Core	14396	<0.005	<0.2	34	3	6	4
PD-04			0.00	CDN-GS-P3	14397	ICP-AES, Au	DDH Core	14397	0.304	0.7	72	11	3	46
PD-04	122.2	123.5	1.30		14398	ICP-AES, Au	DDH Core	14398	0.012	<0.2	22	6	26	9
PD-04	123.5	124.5	1.00	DUPL	14399	ICP-AES, Au	DDH Core	14399	<0.005	<0.2	37	5	12	2
PD-04	123.5	124.5	1.00	DUPL	14400	ICP-AES, Au	DDH Core	14400	<0.005	<0.2	34	5	12	2
PD-04	124.5	125.5	1.00		14401	ICP-AES, Au	DDH Core	14401	<0.005	<0.2	24	1	12	2
PD-04	125.5	126.5	1.00		14402	ICP-AES, Au	DDH Core	14402	<0.005	<0.2	68	1	37	3
PD-04	126.5	127.4	0.90		14403	ICP-AES, Au	DDH Core	14403	<0.005	<0.2	85	4	11	4
PD-04	127.4	127.7	0.30		14404	ICP-AES, Au	DDH Core	14404	<0.005	<0.2	18	12	13	2
PD-04	127.7	127.95	0.25		14405	ICP-AES, Au	DDH Core	14405	<0.005	<0.2	14	4	11	5
PD-04			0.00	BLANK	14406	ICP-AES, Au	DDH Core	14406	<0.005	<0.2	<1	<1	<2	<2
PD-04	127.95	128.8	0.85		14407	ICP-AES, Au	DDH Core	14407	<0.005	<0.2	115	1	18	37
PD-04	128.8	130	1.20		14408	ICP-AES, Au	DDH Core	14408	<0.005	<0.2	37	1	22	26
PD-04	130	131	1.00		14409	ICP-AES, Au	DDH Core	14409	<0.005	<0.2	25	<1	13	17
PD-04	131	132	1.00		14410	ICP-AES, Au	DDH Core	14410	<0.005	<0.2	23	1	15	22
PD-04	132	133	1.00		14411	ICP-AES, Au	DDH Core	14411	<0.005	<0.2	26	1	15	25
PD-04	133	134	1.00		14412	ICP-AES, Au	DDH Core	14412	<0.005	<0.2	31	<1	12	16
PD-04	134	135	1.00		14413	ICP-AES, Au	DDH Core	14413	<0.005	<0.2	27	1	16	11
PD-04	135	136	1.00		14414	ICP-AES, Au	DDH Core	14414	<0.005	<0.2	34	1	17	6
PD-04	136	137	1.00		14415	ICP-AES, Au	DDH Core	14415	<0.005	<0.2	26	3	16	37
PD-04			0.00	CDN-GS-2A	14416	ICP-AES, Au	DDH Core	14416	2.12	3.9	53	14	3	34
PD-04	137	138	1.00		14417	ICP-AES, Au	DDH Core	14417	<0.005	<0.2	29	2	16	42
PD-04	138	139	1.00		14418	ICP-AES, Au	DDH Core	14418	<0.005	<0.2	28	1	17	15
PD-04	139	140	1.00	DUPL	14419	ICP-AES, Au	DDH Core	14419	<0.005	0.2	33	1	16	16
PD-04	139	140	1.00	DUPL	14420	ICP-AES, Au	DDH Core	14420	<0.005	<0.2	35	1	12	16

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-04	140	141	1.00		14421	ICP-AES, Au	DDH Core	14421	<0.005	<0.2	35	1	13	122
PD-04	141	142	1.00		14422	ICP-AES, Au	DDH Core	14422	<0.005	<0.2	30	1	13	14
PD-04	142	143	1.00		14423	ICP-AES, Au	DDH Core	14423	<0.005	0.3	27	1	14	17
PD-04	143	144	1.00		14424	ICP-AES, Au	DDH Core	14424	<0.005	<0.2	25	1	14	26
PD-04	144	145.2	1.20		14425	ICP-AES, Au	DDH Core	14425	<0.005	<0.2	32	1	14	143
PD-04			0.00	BLANK	14426	ICP-AES, Au	DDH Core	14426	<0.005	<0.2	<1	<1	<2	<2
PD-04	145.2	146.4	1.20		14427	ICP-AES, Au	DDH Core	14427	<0.005	<0.2	41	1	10	37
PD-05	0	1	1.00		14428	ICP-AES, Au	DDH Core	14428	<0.005	<0.2	2	20	10	<2
PD-05	1	2	1.00		14429	ICP-AES, Au	DDH Core	14429	<0.005	<0.2	1	15	9	<2
PD-05	2	3	1.00		14430	ICP-AES, Au	DDH Core	14430	<0.005	<0.2	4	35	18	3
PD-05	3	4	1.00		14431	ICP-AES, Au	DDH Core	14431	<0.005	<0.2	5	11	19	<2
PD-05	4	5	1.00		14432	ICP-AES, Au	DDH Core	14432	<0.005	<0.2	2	56	25	<2
PD-05	5	6	1.00		14433	ICP-AES, Au	DDH Core	14433	<0.005	<0.2	19	14	28	<2
PD-05	6	7	1.00		14434	ICP-AES, Au	DDH Core	14434	<0.005	<0.2	8	6	21	<2
PD-05	7	8	1.00		14435	ICP-AES, Au	DDH Core	14435	0.005	<0.2	1	12	28	<2
PD-05			0.00	CDN-GS-P3	14436	ICP-AES, Au	DDH Core	14436	0.301	0.6	75	11	4	49
PD-05	8	9	1.00		14437	ICP-AES, Au	DDH Core	14437	0.031	<0.2	1	16	30	<2
PD-05	9	10	1.00		14438	ICP-AES, Au	DDH Core	14438	<0.005	<0.2	1	6	15	<2
PD-05	10	11	1.00	DUPL	14439	ICP-AES, Au	DDH Core	14439	<0.005	<0.2	<1	3	17	<2
PD-05	10	11	1.00	DUPL	14440	ICP-AES, Au	DDH Core	14440	<0.005	<0.2	<1	3	17	<2
PD-05	11	11.7	0.70		14441	ICP-AES, Au	DDH Core	14441	0.019	<0.2	<1	6	8	<2
PD-05	11.7	12.5	0.80		14442	ICP-AES, Au	DDH Core	14442	0.029	<0.2	2	11	17	<2
PD-05	12.5	13.3	0.80		14443	ICP-AES, Au	DDH Core	14443	<0.005	<0.2	<1	4	25	<2
PD-05	13.3	14.2	0.90		14444	ICP-AES, Au	DDH Core	14444	<0.005	<0.2	12	25	84	3
PD-05	14.2	15.1	0.90		14445	ICP-AES, Au	DDH Core	14445	<0.005	<0.2	7	12	18	11
PD-05			0.00	BLANK	14446	ICP-AES, Au	DDH Core	14446	<0.005	<0.2	1	<1	2	<2
PD-05	15.1	16.1	1.00		14447	ICP-AES, Au	DDH Core	14447	0.1	0.2	21	32	29	29
PD-05	16.1	17	0.90		14448	ICP-AES, Au	DDH Core	14448	0.012	<0.2	6	53	6	11
PD-05	17	18	1.00		14449	ICP-AES, Au	DDH Core	14449	0.007	<0.2	3	17	2	<2
PD-05	18	19	1.00		14450	ICP-AES, Au	DDH Core	14450	0.008	<0.2	4	22	3	5
PD-05	19	20	1.00		14451	ICP-AES, Au	DDH Core	14451	0.006	<0.2	1	10	<2	<2
PD-05	20	21	1.00		14452	ICP-AES, Au	DDH Core	14452	0.007	<0.2	2	12	2	4
PD-05	21	22	1.00		14453	ICP-AES, Au	DDH Core	14453	0.007	<0.2	2	13	2	3
PD-05	22	23	1.00		14454	ICP-AES, Au	DDH Core	14454	<0.005	<0.2	1	4	<2	<2
PD-05	23	24	1.00		14455	ICP-AES, Au	DDH Core	14455	0.005	<0.2	4	20	2	<2

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-05			0.00	CDN-GS-2A	14456	ICP-AES, Au	DDH Core	14456	2.18	3.8	54	14	4	35
PD-05	24	25	1.00		14457	ICP-AES, Au	DDH Core	14457	0.008	<0.2	4	36	5	<2
PD-05	25	26	1.00		14458	ICP-AES, Au	DDH Core	14458	<0.005	<0.2	3	42	2	<2
PD-05	26	27	1.00	DUPL	14459	ICP-AES, Au	DDH Core	14459	0.006	<0.2	3	41	3	<2
PD-05	26	27	1.00	DUPL	14460	ICP-AES, Au	DDH Core	14460	<0.005	<0.2	3	42	3	<2
PD-05	27	28	1.00		14461	ICP-AES, Au	DDH Core	14461	<0.005	<0.2	3	7	2	<2
PD-05	28	29	1.00		14462	ICP-AES, Au	DDH Core	14462	0.013	<0.2	3	8	2	<2
PD-05	29	30	1.00		14463	ICP-AES, Au	DDH Core	14463	0.014	<0.2	2	15	2	<2
PD-05	30	31	1.00		14464	ICP-AES, Au	DDH Core	14464	0.017	<0.2	3	29	<2	<2
PD-05	31	32	1.00		14465	ICP-AES, Au	DDH Core	14465	0.011	<0.2	3	23	2	<2
PD-05			0.00	BLANK	14466	ICP-AES, Au	DDH Core	14466	<0.005	<0.2	<1	<1	<2	<2
PD-05	32	33	1.00		14467	ICP-AES, Au	DDH Core	14467	0.012	<0.2	2	26	2	<2
PD-05	33	34	1.00		14468	ICP-AES, Au	DDH Core	14468	0.012	<0.2	1	16	3	<2
PD-05	34	35	1.00		14469	ICP-AES, Au	DDH Core	14469	0.026	<0.2	2	30	<2	<2
PD-05	35	36	1.00		14470	ICP-AES, Au	DDH Core	14470	0.021	0.5	2	16	4	<2
PD-05	36	37	1.00		14471	ICP-AES, Au	DDH Core	14471	<0.005	<0.2	2	11	4	9
PD-05	37	38	1.00		14472	ICP-AES, Au	DDH Core	14472	<0.005	<0.2	3	14	3	<2
PD-05	38	39	1.00		14473	ICP-AES, Au	DDH Core	14473	<0.005	<0.2	3	8	5	<2
PD-05	39	40	1.00		14474	ICP-AES, Au	DDH Core	14474	<0.005	<0.2	7	4	12	9
PD-05	40	41	1.00		14475	ICP-AES, Au	DDH Core	14475	<0.005	<0.2	5	3	5	4
PD-05			0.00	CDN-GS-P3	14476	ICP-AES, Au	DDH Core	14476	0.286	0.7	78	12	7	53
PD-05	41	42	1.00		14477	ICP-AES, Au	DDH Core	14477	<0.005	<0.2	3	2	3	<2
PD-05	42	43	1.00		14478	ICP-AES, Au	DDH Core	14478	<0.005	<0.2	6	16	3	<2
PD-05	43	44	1.00	DUPL	14479	ICP-AES, Au	DDH Core	14479	<0.005	<0.2	3	10	3	<2
PD-05	43	44	1.00	DUPL	14480	ICP-AES, Au	DDH Core	14480	<0.005	<0.2	3	10	2	<2
PD-05	44	45	1.00		14481	ICP-AES, Au	DDH Core	14481	<0.005	<0.2	4	11	2	<2
PD-05	45	46	1.00		14482	ICP-AES, Au	DDH Core	14482	<0.005	<0.2	2	6	2	<2
PD-05	46	47	1.00		14483	ICP-AES, Au	DDH Core	14483	<0.005	<0.2	1	5	2	<2
PD-05	47	48	1.00		14484	ICP-AES, Au	DDH Core	14484	<0.005	<0.2	4	20	3	<2
PD-05	48	49	1.00		14485	ICP-AES, Au	DDH Core	14485	<0.005	<0.2	7	21	2	<2
PD-05			0.00	BLANK	14486	ICP-AES, Au	DDH Core	14486	<0.005	<0.2	<1	<1	<2	<2
PD-05	49	50	1.00		14487	ICP-AES, Au	DDH Core	14487	<0.005	<0.2	6	13	4	<2
PD-05	50	51	1.00		14488	ICP-AES, Au	DDH Core	14488	<0.005	<0.2	3	6	3	<2
PD-05	51	52	1.00		14489	ICP-AES, Au	DDH Core	14489	<0.005	<0.2	3	8	3	<2
PD-05	52	53	1.00		14490	ICP-AES, Au	DDH Core	14490	<0.005	<0.2	2	7	3	<2

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-05	53	54	1.00		14491	ICP-AES, Au	DDH Core	14491	<0.005	<0.2	4	10	4	<2
PD-05	54	55	1.00		14492	ICP-AES, Au	DDH Core	14492	<0.005	<0.2	4	12	4	<2
PD-05	55	55.9	0.90		14493	ICP-AES, Au	DDH Core	14493	<0.005	<0.2	2	12	4	7
PD-05	55.9	56.8	0.90		14494	ICP-AES, Au	DDH Core	14494	<0.005	<0.2	2	6	3	8
PD-05	56.8	57.7	0.90		14495	ICP-AES, Au	DDH Core	14495	<0.005	<0.2	2	4	<2	<2
PD-05			0.00	CDN-GS-5B	14496	ICP-AES, Au	DDH Core	14496	4.74	6	54	18	5	41
PD-05	57.7	58.5	0.80		14497	ICP-AES, Au	DDH Core	14497	<0.005	<0.2	2	4	<2	<2
PD-05	58.5	59.5	1.00		14498	ICP-AES, Au	DDH Core	14498	<0.005	<0.2	7	6	8	8
PD-05	59.5	60.5	1.00	DUPL	14499	ICP-AES, Au	DDH Core	14499	<0.005	<0.2	5	5	5	4
PD-05	59.5	60.5	1.00	DUPL	14500	ICP-AES, Au	DDH Core	14500	<0.005	<0.2	4	6	3	2
PD-05	60.5	61.5	1.00		14501	ICP-AES, Au	DDH Core	14501	<0.005	<0.2	7	5	4	<2
PD-05	61.5	62.6	1.10		14502	ICP-AES, Au	DDH Core	14502	<0.005	<0.2	15	12	5	<2
PD-05	62.6	63.6	1.00		14503	ICP-AES, Au	DDH Core	14503	<0.005	<0.2	5	7	5	<2
PD-05	63.6	64.6	1.00		14504	ICP-AES, Au	DDH Core	14504	<0.005	<0.2	3	4	4	<2
PD-05	64.6	65.5	0.90		14505	ICP-AES, Au	DDH Core	14505	0.011	<0.2	19	12	11	<2
PD-05			0.00	BLANK	14506	ICP-AES, Au	DDH Core	14506	<0.005	<0.2	1	<1	2	<2
PD-05	65.5	66.3	0.80		14507	ICP-AES, Au	DDH Core	14507	0.011	<0.2	58	7	14	2
PD-05	66.3	66.9	0.60		14508	ICP-AES, Au	DDH Core	14508	<0.005	<0.2	154	10	66	9
PD-05	66.9	68.1	1.20		14509	ICP-AES, Au	DDH Core	14509	<0.005	<0.2	4	3	93	6
PD-05	68.1	69.3	1.20		14510	ICP-AES, Au	DDH Core	14510	0.005	<0.2	2	1	39	<2
PD-05	69.3	70.3	1.00		14511	ICP-AES, Au	DDH Core	14511	<0.005	<0.2	16	3	14	<2
PD-05	70.3	71.3	1.00		14512	ICP-AES, Au	DDH Core	14512	<0.005	<0.2	58	4	20	<2
PD-05	71.3	71.7	0.40		14513	ICP-AES, Au	DDH Core	14513	<0.005	<0.2	62	3	18	<2
PD-05	71.7	72.6	0.90		14514	ICP-AES, Au	DDH Core	14514	<0.005	<0.2	21	4	16	<2
PD-05	72.6	73.3	0.70		14515	ICP-AES, Au	DDH Core	14515	0.007	<0.2	16	4	12	<2
PD-05			0.00	CDN-GS-2A	14516	ICP-AES, Au	DDH Core	14516	2.18	3.9	54	14	5	36
PD-05	73.3	74.3	1.00		14517	ICP-AES, Au	DDH Core	14517	<0.005	<0.2	24	4	13	<2
PD-05	74.3	75.3	1.00		14518	ICP-AES, Au	DDH Core	14518	<0.005	<0.2	15	2	11	<2
PD-05	75.3	76.3	1.00	DUPL	14519	ICP-AES, Au	DDH Core	14519	<0.005	<0.2	12	2	8	<2
PD-05	75.3	76.3	1.00	DUPL	14520	ICP-AES, Au	DDH Core	14520	<0.005	<0.2	19	2	12	<2
PD-05	76.3	77.3	1.00		14521	ICP-AES, Au	DDH Core	14521	<0.005	<0.2	21	2	20	<2
PD-05	77.3	78.3	1.00		14522	ICP-AES, Au	DDH Core	14522	<0.005	<0.2	16	2	19	<2
PD-05	78.3	79.4	1.10		14523	ICP-AES, Au	DDH Core	14523	0.017	<0.2	13	2	10	<2
PD-05	79.4	80.4	1.00		14524	ICP-AES, Au	DDH Core	14524	<0.005	<0.2	168	2	23	2
PD-05	80.4	81.4	1.00		14525	ICP-AES, Au	DDH Core	14525	<0.005	<0.2	96	2	17	<2

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-05			0.00	BLANK	14526	ICP-AES, Au	DDH Core	14526	<0.005	<0.2	1	<1	<2	<2
PD-05	81.4	82.4	1.00		14527	ICP-AES, Au	DDH Core	14527	<0.005	<0.2	58	2	18	3
PD-05	82.4	83.4	1.00		14528	ICP-AES, Au	DDH Core	14528	<0.005	<0.2	38	2	18	3
PD-05	83.4	84.4	1.00		14529	ICP-AES, Au	DDH Core	14529	<0.005	<0.2	27	1	18	2
PD-05	84.4	85.4	1.00		14530	ICP-AES, Au	DDH Core	14530	<0.005	<0.2	52	2	14	37
PD-05	85.4	86.5	1.10		14531	ICP-AES, Au	DDH Core	14531	0.034	<0.2	16	6	14	<2
PD-05	86.5	87.4	0.90		14532	ICP-AES, Au	DDH Core	14532	<0.005	<0.2	80	2	14	<2
PD-05	87.4	88.25	0.85		14533	ICP-AES, Au	DDH Core	14533	<0.005	<0.2	71	2	15	3
PD-05	88.25	89.2	0.95		14534	ICP-AES, Au	DDH Core	14534	<0.005	<0.2	14	2	6	<2
PD-05	89.2	90.2	1.00		14535	ICP-AES, Au	DDH Core	14535	<0.005	<0.2	23	2	7	<2
PD-05			0.00	CDN-GS-P3	14536	ICP-AES, Au	DDH Core	14536	0.307	0.7	78	12	4	47
PD-05	90.2	91.2	1.00		14537	ICP-AES, Au	DDH Core	14537	<0.005	<0.2	73	2	22	5
PD-05	91.2	92.2	1.00		14538	ICP-AES, Au	DDH Core	14538	<0.005	<0.2	37	1	19	5
PD-05	92.2	93.2	1.00	DUPL	14539	ICP-AES, Au	DDH Core	14539	<0.005	<0.2	33	1	19	3
PD-05	92.2	93.2	1.00	DUPL	14540	ICP-AES, Au	DDH Core	14540	<0.005	<0.2	33	1	22	3
PD-05	93.2	94.2	1.00		14541	ICP-AES, Au	DDH Core	14541	<0.005	<0.2	39	1	18	3
PD-05	94.2	95.2	1.00		14542	ICP-AES, Au	DDH Core	14542	<0.005	<0.2	33	1	6	<2
PD-05	95.2	96.2	1.00		14543	ICP-AES, Au	DDH Core	14543	<0.005	<0.2	36	1	10	2
PD-05	96.2	97.2	1.00		14544	ICP-AES, Au	DDH Core	14544	<0.005	<0.2	43	1	14	3
PD-05	97.2	98.25	1.05		14545	ICP-AES, Au	DDH Core	14545	<0.005	<0.2	54	1	11	<2
PD-05			0.00	BLANK	14546	ICP-AES, Au	DDH Core	14546	<0.005	<0.2	<1	<1	<2	<2
PD-05	98.25	99.2	0.95		14547	ICP-AES, Au	DDH Core	14547	<0.005	<0.2	38	1	12	2
PD-05	99.2	100.2	1.00		14548	ICP-AES, Au	DDH Core	14548	<0.005	<0.2	33	1	16	2
PD-05	100.2	101.2	1.00		14549	ICP-AES, Au	DDH Core	14549	<0.005	<0.2	35	1	13	2
PD-05	101.2	102.2	1.00		14550	ICP-AES, Au	DDH Core	14550	<0.005	<0.2	64	1	23	8
PD-05	102.2	103.2	1.00		14551	ICP-AES, Au	DDH Core	14551	0.011	<0.2	124	5	30	5
PD-05	103.2	104	0.80		14552	ICP-AES, Au	DDH Core	14552	0.009	<0.2	11	1	13	3
PD-05	104	105	1.00		14553	ICP-AES, Au	DDH Core	14553	<0.005	<0.2	10	3	14	3
PD-05	105	106	1.00		14554	ICP-AES, Au	DDH Core	14554	<0.005	<0.2	4	1	10	4
PD-05	106	106.7	0.70		14555	ICP-AES, Au	DDH Core	14555	0.011	<0.2	7	2	10	6
PD-05			0.00	CDN-GS-P5	14556	ICP-AES, Au	DDH Core	14556	0.572	0.9	49	16	2	43
PD-05	106.7	108	1.30		14557	ICP-AES, Au	DDH Core	14557	<0.005	<0.2	89	1	13	14
PD-05	108	109.4	1.40		14558	ICP-AES, Au	DDH Core	14558	<0.005	<0.2	106	2	12	13
PD-05	109.4	110.6	1.20	DUPL	14559	ICP-AES, Au	DDH Core	14559	0.007	<0.2	24	2	7	8
PD-05	109.4	110.6	1.20	DUPL	14560	ICP-AES, Au	DDH Core	14560	0.008	<0.2	23	1	9	7

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-05	110.6	111.7	1.10		14561	ICP-AES, Au	DDH Core	14561	<0.005	<0.2	67	2	14	9
PD-05	111.7	112.8	1.10		14562	ICP-AES, Au	DDH Core	14562	<0.005	<0.2	45	3	9	6
PD-05	112.8	113.8	1.00		14563	ICP-AES, Au	DDH Core	14563	<0.005	<0.2	44	1	29	10
PD-05	113.8	114.8	1.00		14564	ICP-AES, Au	DDH Core	14564	<0.005	<0.2	74	1	30	9
PD-05	114.8	116	1.20		14565	ICP-AES, Au	DDH Core	14565	<0.005	<0.2	9	1	28	5
PD-05			0.00	BLANK	14566	ICP-AES, Au	DDH Core	14566	<0.005	<0.2	<1	<1	<2	2
PD-05	116	117.1	1.10		14567	ICP-AES, Au	DDH Core	14567	<0.005	<0.2	18	2	13	3
PD-05	117.1	118.2	1.10		14568	ICP-AES, Au	DDH Core	14568	0.007	0.2	70	4	13	5
PD-05	118.2	119.4	1.20		14569	ICP-AES, Au	DDH Core	14569	0.009	<0.2	32	174	11	2
PD-05	119.4	120.25	0.85		14570	ICP-AES, Au	DDH Core	14570	0.066	<0.2	12	390	30	<2
PD-05	120.25	121	0.75		14571	ICP-AES, Au	DDH Core	14571	0.034	<0.2	49	126	17	2
PD-05	121	122.3	1.30		14572	ICP-AES, Au	DDH Core	14572	0.016	3.2	237	9	51	4
PD-05	122.3	123.2	0.90		14573	ICP-AES, Au	DDH Core	14573	0.013	0.3	19	2	38	5
PD-05	123.2	124.1	0.90		14574	ICP-AES, Au	DDH Core	14574	0.007	<0.2	9	2	11	3
PD-05	124.1	125.1	1.00		14575	ICP-AES, Au	DDH Core	14575	<0.005	<0.2	7	2	14	3
PD-05			0.00	CDN-GS-P3	14576	ICP-AES, Au	DDH Core	14576	0.339	0.7	76	11	3	50
PD-05	125.1	126.1	1.00		14577	ICP-AES, Au	DDH Core	14577	<0.005	<0.2	6	3	20	3
PD-05	126.1	127.1	1.00		14578	ICP-AES, Au	DDH Core	14578	<0.005	<0.2	16	3	24	4
PD-05	127.1	128.2	1.10	DUPL	14579	ICP-AES, Au	DDH Core	14579	<0.005	<0.2	204	1	16	16
PD-05	127.1	128.2	1.10	DUPL	14580	ICP-AES, Au	DDH Core	14580	<0.005	<0.2	206	1	12	17
PD-05	128.2	129.2	1.00		14581	ICP-AES, Au	DDH Core	14581	<0.005	<0.2	41	1	9	14
PD-05	129.2	130.2	1.00		14582	ICP-AES, Au	DDH Core	14582	<0.005	<0.2	39	1	5	31
PD-05	130.2	131.2	1.00		14583	ICP-AES, Au	DDH Core	14583	<0.005	<0.2	51	1	7	28
PD-05	131.2	132.2	1.00		14584	ICP-AES, Au	DDH Core	14584	<0.005	<0.2	53	1	6	30
PD-05	132.2	133.3	1.10		14585	ICP-AES, Au	DDH Core	14585	<0.005	<0.2	47	1	6	34
PD-05			0.00	BLANK	14586	ICP-AES, Au	DDH Core	14586	<0.005	<0.2	<1	<1	<2	2
PD-05	133.3	134.7	1.40		14587	ICP-AES, Au	DDH Core	14587	<0.005	<0.2	42	1	10	36
PD-06	0	1	1.00		14588	ICP-AES, Au	DDH Core	14588	<0.005	<0.2	54	9	44	7
PD-06	1	2	1.00		14589	ICP-AES, Au	DDH Core	14589	<0.005	<0.2	41	4	17	5
PD-06	2	3	1.00		14590	ICP-AES, Au	DDH Core	14590	<0.005	<0.2	47	5	18	5
PD-06	3	4	1.00		14591	ICP-AES, Au	DDH Core	14591	<0.005	<0.2	37	2	16	5
PD-06	4	5	1.00		14592	ICP-AES, Au	DDH Core	14592	<0.005	<0.2	30	2	13	11
PD-06	5	6	1.00		14593	ICP-AES, Au	DDH Core	14593	<0.005	<0.2	60	2	14	11
PD-06	6	7	1.00		14594	ICP-AES, Au	DDH Core	14594	<0.005	<0.2	66	2	13	10
PD-06	7	8	1.00		14595	ICP-AES, Au	DDH Core	14595	<0.005	<0.2	101	2	12	17

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-06			0.00	CDN-GS-P3	14596	ICP-AES, Au	DDH Core	14596	0.286	0.6	74	11	4	49
PD-06	8	9	1.00		14597	ICP-AES, Au	DDH Core	14597	<0.005	<0.2	40	2	12	13
PD-06	9	10	1.00		14598	ICP-AES, Au	DDH Core	14598	<0.005	<0.2	47	2	10	12
PD-06	10	11	1.00	DUPL	14599	ICP-AES, Au	DDH Core	14599	<0.005	<0.2	72	2	14	17
PD-06	10	11	1.00	DUPL	14600	ICP-AES, Au	DDH Core	14600	<0.005	<0.2	66	2	13	9
PD-06	11	12.3	1.30		14601	ICP-AES, Au	DDH Core	14601	<0.005	<0.2	42	2	11	11
PD-06	12.3	13.1	0.80		14602	ICP-AES, Au	DDH Core	14602	<0.005	<0.2	58	2	12	12
PD-06	13.1	13.9	0.80		14603	ICP-AES, Au	DDH Core	14603	<0.005	<0.2	20	1	11	19
PD-06	13.9	15	1.10		14604	ICP-AES, Au	DDH Core	14604	<0.005	<0.2	25	1	12	13
PD-06	15	16.2	1.20		14605	ICP-AES, Au	DDH Core	14605	<0.005	<0.2	21	1	8	9
PD-06			0.00	BLANK	14606	ICP-AES, Au	DDH Core	14606	<0.005	<0.2	<1	<1	<2	2
PD-06	16.2	17.5	1.30		14607	ICP-AES, Au	DDH Core	14607	<0.005	<0.2	19	1	7	11
PD-06	17.5	18.6	1.10		14608	ICP-AES, Au	DDH Core	14608	<0.005	<0.2	11	1	7	12
PD-06	18.6	19.7	1.10		14609	ICP-AES, Au	DDH Core	14609	<0.005	<0.2	14	1	6	13
PD-06	19.7	20.9	1.20		14610	ICP-AES, Au	DDH Core	14610	<0.005	<0.2	16	1	8	10
PD-06	20.9	22	1.10		14611	ICP-AES, Au	DDH Core	14611	<0.005	<0.2	18	1	7	9
PD-06	22	23	1.00		14612	ICP-AES, Au	DDH Core	14612	<0.005	<0.2	18	1	7	8
PD-06	23	24	1.00		14613	ICP-AES, Au	DDH Core	14613	<0.005	<0.2	42	2	6	9
PD-06	24	25	1.00		14614	ICP-AES, Au	DDH Core	14614	<0.005	<0.2	21	1	19	9
PD-06	25	26	1.00		14615	ICP-AES, Au	DDH Core	14615	<0.005	<0.2	31	4	9	7
PD-06				CDN-GS-2A	14616	ICP-AES, Au	DDH Core	14616	2.04	4.0	55	14	4	37
PD-06	26	27	1.00		14617	ICP-AES, Au	DDH Core	14617	0.005	<0.2	48	5	11	12
PD-06	27	28.1	1.10		14618	ICP-AES, Au	DDH Core	14618	<0.005	<0.2	49	10	15	12
PD-06	28.1	29.2	1.10	DUPL	14619	ICP-AES, Au	DDH Core	14619	<0.005	<0.2	73	1	9	13
PD-06	28.1	29.2	1.10	DUPL	14620	ICP-AES, Au	DDH Core	14620	<0.005	<0.2	71	1	8	12
PD-06	29.2	30	0.80		14621	ICP-AES, Au	DDH Core	14621	0.015	0.4	29	1	7	8
PD-06	30	30.7	0.70		14622	ICP-AES, Au	DDH Core	14622	0.013	0.2	28	1	12	8
PD-06	30.7	32.2	1.50		14623	ICP-AES, Au	DDH Core	14623	<0.005	<0.2	75	1	8	10
PD-06	32.2	33.4	1.20		14624	ICP-AES, Au	DDH Core	14624	<0.005	<0.2	38	1	7	12
PD-06	33.4	34.6	1.20		14625	ICP-AES, Au	DDH Core	14625	<0.005	<0.2	59	1	8	11
PD-06			0.00	BLANK	14626	ICP-AES, Au	DDH Core	14626	<0.005	<0.2	<1	<1	<2	<2
PD-06	34.6	35.7	1.10		14627	ICP-AES, Au	DDH Core	14627	<0.005	<0.2	30	1	7	12
PD-06	35.7	36.8	1.10		14628	ICP-AES, Au	DDH Core	14628	<0.005	0.3	23	1	9	10
PD-06	36.8	37.9	1.10		14629	ICP-AES, Au	DDH Core	14629	<0.005	<0.2	24	1	8	11
PD-06	37.9	39	1.10		14630	ICP-AES, Au	DDH Core	14630	<0.005	<0.2	24	1	8	13

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-06	39	40.1	1.10		14631	ICP-AES, Au	DDH Core	14631	<0.005	<0.2	22	1	7	22
PD-06	40.1	41.2	1.10		14632	ICP-AES, Au	DDH Core	14632	<0.005	<0.2	25	1	5	14
PD-06	41.2	42.3	1.10		14633	ICP-AES, Au	DDH Core	14633	<0.005	0.2	29	1	12	12
PD-06	42.3	43.3	1.00		14634	ICP-AES, Au	DDH Core	14634	<0.005	0.2	25	2	23	13
PD-06	43.3	44.3	1.00		14635	ICP-AES, Au	DDH Core	14635	<0.005	<0.2	27	1	19	15
PD-07	0	1	1.00		14636	ICP-AES, Au	DDH Core	14636	<0.005	<0.2	33	4	27	12
PD-07	1	2.3	1.30		14637	ICP-AES, Au	DDH Core	14637	<0.005	<0.2	43	8	35	15
PD-07			0.00	CDN-GS-P3	14638	ICP-AES, Au	DDH Core	14638	0.333	0.7	75	11	4	48
PD-07	2.3	3.3	1.00		14639	ICP-AES, Au	DDH Core	14639	<0.005	<0.2	16	3	37	4
PD-07	3.3	4	0.70		14640	ICP-AES, Au	DDH Core	14640	<0.005	<0.2	10	2	21	3
PD-07	4	5	1.00		14641	ICP-AES, Au	DDH Core	14641	<0.005	<0.2	10	4	17	4
PD-07	5	5.8	0.80		14642	ICP-AES, Au	DDH Core	14642	<0.005	<0.2	9	3	14	3
PD-07	5.8	6.6	0.80		14643	ICP-AES, Au	DDH Core	14643	<0.005	<0.2	7	3	25	2
PD-07	6.6	7.6	1.00		14644	ICP-AES, Au	DDH Core	14644	<0.005	<0.2	13	4	18	2
PD-07	7.6	8.6	1.00		14645	ICP-AES, Au	DDH Core	14645	<0.005	<0.2	15	3	16	<2
PD-07	8.6	9.4	0.80		14646	ICP-AES, Au	DDH Core	14646	0.005	<0.2	4	4	137	2
PD-07	9.4	10.4	1.00		14647	ICP-AES, Au	DDH Core	14647	<0.005	<0.2	9	4	16	3
PD-07			0.00	BLANK	14648	ICP-AES, Au	DDH Core	14648	<0.005	<0.2	1	<1	<2	<2
PD-07	10.4	11.1	0.70		14649	ICP-AES, Au	DDH Core	14649	<0.005	<0.2	21	3	12	5
PD-07	11.1	11.8	0.70	DUPL	14650	ICP-AES, Au	DDH Core	14650	<0.005	<0.2	27	3	13	3
PD-07	11.1	11.8	0.70	DUPL	14651	ICP-AES, Au	DDH Core	14651	<0.005	<0.2	22	3	12	3
PD-07	11.8	12.8	1.00		14652	ICP-AES, Au	DDH Core	14652	<0.005	<0.2	32	3	17	2
PD-07	12.8	13.8	1.00		14653	ICP-AES, Au	DDH Core	14653	<0.005	<0.2	24	3	18	2
PD-07	13.8	14.8	1.00		14654	ICP-AES, Au	DDH Core	14654	<0.005	<0.2	12	3	30	2
PD-07	14.8	15.8	1.00		14655	ICP-AES, Au	DDH Core	14655	<0.005	<0.2	4	3	37	2
PD-07	15.8	16.5	0.70		14656	ICP-AES, Au	DDH Core	14656	<0.005	<0.2	7	5	30	2
PD-07	16.5	17.5	1.00		14657	ICP-AES, Au	DDH Core	14657	<0.005	<0.2	13	7	20	<2
PD-07			0.00	CDN-GS-2B	14658	ICP-AES, Au	DDH Core	14658	1930	4.5	551	8	86	605
PD-07	17.5	18.5	1.00		14659	ICP-AES, Au	DDH Core	14659	<0.005	<0.2	4	12	21	2
PD-07	18.5	19.6	1.10	DUPL	14660	ICP-AES, Au	DDH Core	14660	<0.005	<0.2	11	10	25	3
PD-07	18.5	19.6	1.10	DUPL	14661	ICP-AES, Au	DDH Core	14661	<0.005	<0.2	9	10	24	2
PD-07	19.6	20.6	1.00		14662	ICP-AES, Au	DDH Core	14662	<0.005	<0.2	31	12	37	4
PD-07	20.6	21.6	1.00		14663	ICP-AES, Au	DDH Core	14663	0.009	<0.2	32	7	47	8
PD-07	21.6	22.3	0.70		14664	ICP-AES, Au	DDH Core	14664	<0.005	<0.2	17	5	42	4
PD-07	22.3	23	0.70		14665	ICP-AES, Au	DDH Core	14665	0.012	<0.2	7	3	35	<2

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-07	23	24	1.00		14666	ICP-AES, Au	DDH Core	14666	<0.005	<0.2	5	5	29	2
PD-07	24	25	1.00		14667	ICP-AES, Au	DDH Core	14667	<0.005	<0.2	4	3	7	2
PD-07			0.00	BLANK	14668	ICP-AES, Au	DDH Core	14668	<0.005	<0.2	<1	<1	<2	<2
PD-07	25	25.7	0.70		14669	ICP-AES, Au	DDH Core	14669	<0.005	<0.2	4	2	5	3
PD-07	25.7	26.7	1.00	DUPL	14670	ICP-AES, Au	DDH Core	14670	<0.005	<0.2	7	2	11	6
PD-07	25.7	26.7	1.00	DUPL	14671	ICP-AES, Au	DDH Core	14671	<0.005	<0.2	7	3	11	5
PD-07	26.7	27.7	1.00		14672	ICP-AES, Au	DDH Core	14672	<0.005	<0.2	20	2	9	8
PD-07	27.7	28.7	1.00		14673	ICP-AES, Au	DDH Core	14673	<0.005	<0.2	12	2	8	6
PD-07	28.7	29.7	1.00		14674	ICP-AES, Au	DDH Core	14674	<0.005	<0.2	28	1	9	13
PD-07	29.7	30.7	1.00		14675	ICP-AES, Au	DDH Core	14675	<0.005	<0.2	12	1	11	18
PD-07	30.7	31.7	1.00		14676	ICP-AES, Au	DDH Core	14676	<0.005	<0.2	21	1	7	15
PD-07	31.7	32.7	1.00		14677	ICP-AES, Au	DDH Core	14677	<0.005	<0.2	21	1	7	12
PD-07			0.00	CDN-GS-P3	14678	ICP-AES, Au	DDH Core	14678	0.298	0.8	75	11	5	48
PD-07	32.7	33.5	0.80		14679	ICP-AES, Au	DDH Core	14679	<0.005	<0.2	9	1	11	11
PD-07	33.5	34.5	1.00		14680	ICP-AES, Au	DDH Core	14680	<0.005	<0.2	22	1	9	13
PD-07	34.5	35.5	1.00		14681	ICP-AES, Au	DDH Core	14681	<0.005	<0.2	15	2	11	13
PD-07	35.5	36.5	1.00		14682	ICP-AES, Au	DDH Core	14682	<0.005	<0.2	15	1	4	14
PD-07	36.5	37.2	0.70		14683	ICP-AES, Au	DDH Core	14683	<0.005	<0.2	14	1	8	11
PD-07	37.2	38.2	1.00		14684	ICP-AES, Au	DDH Core	14684	<0.005	<0.2	24	1	11	12
PD-07	38.2	39.2	1.00		14685	ICP-AES, Au	DDH Core	14685	<0.005	<0.2	17	1	5	10
PD-07	39.2	40.2	1.00		14686	ICP-AES, Au	DDH Core	14686	<0.005	<0.2	16	1	8	12
PD-07	40.2	41.2	1.00		14687	ICP-AES, Au	DDH Core	14687	<0.005	<0.2	14	1	11	16
PD-07			0.00	BLANK	14688	ICP-AES, Au	DDH Core	14688	<0.005	<0.2	2	<1	4	<2
PD-07	41.2	42.2	1.00		14689	ICP-AES, Au	DDH Core	14689	<0.005	<0.2	16	1	11	21
PD-07	42.2	43.2	1.00	DUPL	14690	ICP-AES, Au	DDH Core	14690	<0.005	<0.2	11	1	8	72
PD-07	42.2	43.2	1.00	DUPL	14691	ICP-AES, Au	DDH Core	14691	<0.005	<0.2	12	1	9	60
PD-07	43.2	44	0.80		14692	ICP-AES, Au	DDH Core	14692	<0.005	<0.2	19	2	18	32
PD-07	44	44.7	0.70		14693	ICP-AES, Au	DDH Core	14693	<0.005	<0.2	19	1	8	37
PD-07	44.7	45.7	1.00		14694	ICP-AES, Au	DDH Core	14694	<0.005	<0.2	9	1	6	5
PD-07	45.7	46.4	0.70		14695	ICP-AES, Au	DDH Core	14695	<0.005	<0.2	9	2	11	6
PD-07	46.4	47.1	0.70		14696	ICP-AES, Au	DDH Core	14696	<0.005	<0.2	5	1	23	7
PD-07	47.1	48.1	1.00		14697	ICP-AES, Au	DDH Core	14697	<0.005	<0.2	8	1	7	10
PD-07			0.00	CDN-GS-P3	14698	ICP-AES, Au	DDH Core	14698	0.285	0.6	73	11	<2	47
PD-07	48.1	49.1	1.00		14699	ICP-AES, Au	DDH Core	14699	<0.005	<0.2	8	2	14	8
PD-07	49.1	50.1	1.00	DUPL	14700	ICP-AES, Au	DDH Core	14700	<0.005	<0.2	37	3	14	5

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-07	49.1	50.1	1.00	DUPL	14701	ICP-AES, Au	DDH Core	14701	<0.005	<0.2	32	2	17	5
PD-07	50.1	51.1	1.00		14702	ICP-AES, Au	DDH Core	14702	<0.005	<0.2	35	8	9	4
PD-07	51.1	52.1	1.00		14703	ICP-AES, Au	DDH Core	14703	0.134	<0.2	22	4	17	4
PD-07	52.1	53	0.90		14704	ICP-AES, Au	DDH Core	14704	<0.005	<0.2	25	4	33	13
PD-07	53	53.8	0.80		14705	ICP-AES, Au	DDH Core	14705	<0.005	<0.2	22	1	17	10
PD-07	53.8	54.5	0.70		14706	ICP-AES, Au	DDH Core	14706	<0.005	<0.2	12	1	14	61
PD-07	54.5	55.5	1.00		14707	ICP-AES, Au	DDH Core	14707	<0.005	<0.2	18	1	9	80
PD-07			0.00	CDN-GS-2B	14708	ICP-AES, Au	DDH Core	14708	1895	4.9	567	8	93	652
PD-07	55.5	56.4	0.90		14709	ICP-AES, Au	DDH Core	14709	<0.005	<0.2	26	1	9	76
PD-07	56.4	56.9	0.50		14710	ICP-AES, Au	DDH Core	14710	<0.005	<0.2	22	1	13	37
PD-07	56.9	57.9	1.00	DUPL	14711	ICP-AES, Au	DDH Core	14711	<0.005	<0.2	30	1	14	80
PD-07	56.9	57.9	1.00	DUPL	14712	ICP-AES, Au	DDH Core	14712	<0.005	<0.2	27	1	15	80
PD-07	57.9	58.9	1.00		14713	ICP-AES, Au	DDH Core	14713	<0.005	<0.2	26	1	13	78
PD-07	58.9	59.9	1.00		14714	ICP-AES, Au	DDH Core	14714	<0.005	<0.2	51	2	9	109
PD-07	59.9	60.8	0.90		14715	ICP-AES, Au	DDH Core	14715	<0.005	<0.2	48	1	7	113
PD-07	60.8	61.5	0.70		14716	ICP-AES, Au	DDH Core	14716	<0.005	<0.2	31	1	10	71
PD-07	61.5	62.2	0.70		14717	ICP-AES, Au	DDH Core	14717	<0.005	<0.2	33	1	7	82
PD-07			0.00	BLANK	14718	ICP-AES, Au	DDH Core	14718	<0.005	<0.2	1	<1	4	<2
PD-07	62.2	63.3	1.10		14719	ICP-AES, Au	DDH Core	14719	<0.005	<0.2	49	1	7	101
PD-07	63.3	64.3	1.00	DUPL	14720	ICP-AES, Au	DDH Core	14720	<0.005	<0.2	49	1	8	88
PD-07	63.3	64.3	1.00	DUPL	14721	ICP-AES, Au	DDH Core	14721	0.005	<0.2	50	1	7	78
PD-07	64.3	65.3	1.00		14722	ICP-AES, Au	DDH Core	14722	<0.005	<0.2	36	1	5	53
PD-07	65.3	66.3	1.00		14723	ICP-AES, Au	DDH Core	14723	<0.005	<0.2	34	1	5	81
PD-07	66.3	67.3	1.00		14724	ICP-AES, Au	DDH Core	14724	0.005	<0.2	36	1	6	96
PD-07	67.3	68.3	1.00		14725	ICP-AES, Au	DDH Core	14725	0.009	<0.2	29	1	5	135
PD-07	68.3	69.3	1.00		14726	ICP-AES, Au	DDH Core	14726	0.008	<0.2	22	1	5	117
PD-07	69.3	70.3	1.00		14727	ICP-AES, Au	DDH Core	14727	<0.005	<0.2	22	1	5	94
PD-07			0.00	CDN-GS-P3	14728	ICP-AES, Au	DDH Core	14728	0.269	0.7	75	11	4	49
PD-07	70.3	71.3	1.00		14729	ICP-AES, Au	DDH Core	14729	<0.005	<0.2	17	2	7	82
PD-07	71.3	72.3	1.00	DUPL	14730	ICP-AES, Au	DDH Core	14730	<0.005	<0.2	19	2	4	79
PD-07	71.3	72.3	1.00	DUPL	14731	ICP-AES, Au	DDH Core	14731	<0.005	<0.2	18	2	5	77
PD-07	72.3	73.3	1.00		14732	ICP-AES, Au	DDH Core	14732	<0.005	<0.2	29	1	11	85
PD-07	73.3	74.3	1.00		14733	ICP-AES, Au	DDH Core	14733	<0.005	<0.2	18	2	9	66
PD-07	74.3	75.3	1.00		14734	ICP-AES, Au	DDH Core	14734	<0.005	<0.2	19	2	6	63
PD-07	75.3	76.3	1.00		14735	ICP-AES, Au	DDH Core	14735	<0.005	<0.2	17	1	5	53

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-07	76.3	77	0.70		14736	ICP-AES, Au	DDH Core	14736	<0.005	<0.2	23	1	5	54
PD-07	77	78	1.00		14737	ICP-AES, Au	DDH Core	14737	<0.005	<0.2	21	1	3	51
PD-07			0.00	BLANK	14738	ICP-AES, Au	DDH Core	14738	<0.005	<0.2	1	<1	6	<2
PD-07	78	79	1.00		14739	ICP-AES, Au	DDH Core	14739	<0.005	<0.2	22	1	5	55
PD-07	79	80	1.00	DUPL	14740	ICP-AES, Au	DDH Core	14740	<0.005	<0.2	18	1	6	57
PD-07	79	80	1.00	DUPL	14741	ICP-AES, Au	DDH Core	14741	<0.005	<0.2	19	1	6	60
PD-07	80	81	1.00		14742	ICP-AES, Au	DDH Core	14742	<0.005	<0.2	25	1	6	55
PD-07	81	82	1.00		14743	ICP-AES, Au	DDH Core	14743	<0.005	<0.2	21	1	5	53
PD-07	82	83	1.00		14744	ICP-AES, Au	DDH Core	14744	<0.005	<0.2	21	1	9	50
PD-07	83	84	1.00		14745	ICP-AES, Au	DDH Core	14745	<0.005	<0.2	29	1	9	63
PD-07	84	85	1.00		14746	ICP-AES, Au	DDH Core	14746	<0.005	<0.2	20	1	6	59
PD-07	85	86	1.00		14747	ICP-AES, Au	DDH Core	14747	<0.005	<0.2	19	1	7	67
PD-07			0.00	CDN-GS-2B	14748	ICP-AES, Au	DDH Core	14748	1955	4.7	575	8	91	649
PD-07	86	87	1.00		14749	ICP-AES, Au	DDH Core	14749	<0.005	<0.2	18	1	5	59
PD-07	87	88	1.00	DUPL	14750	ICP-AES, Au	DDH Core	14750	<0.005	<0.2	15	1	6	59
PD-07	87	88	1.00	DUPL	14751	ICP-AES, Au	DDH Core	14751	<0.005	<0.2	15	1	5	58
PD-07	88	89	1.00		14752	ICP-AES, Au	DDH Core	14752	<0.005	<0.2	16	1	8	59
PD-07	89	90	1.00		14753	ICP-AES, Au	DDH Core	14753	<0.005	<0.2	15	1	5	55
PD-07	90	91	1.00		14754	ICP-AES, Au	DDH Core	14754	<0.005	<0.2	23	1	4	56
PD-07	91	92	1.00		14755	ICP-AES, Au	DDH Core	14755	<0.005	<0.2	23	1	5	58
PD-07	92	93	1.00		14756	ICP-AES, Au	DDH Core	14756	<0.005	<0.2	17	1	6	54
PD-07	93	94	1.00		14757	ICP-AES, Au	DDH Core	14757	<0.005	<0.2	17	1	8	59
PD-07			0.00	BLANK	14758	ICP-AES, Au	DDH Core	14758	<0.005	<0.2	1	<1	2	<2
PD-07	94	95	1.00		14759	ICP-AES, Au	DDH Core	14759	<0.005	<0.2	18	1	4	50
PD-07	95	96	1.00	DUPL	14760	ICP-AES, Au	DDH Core	14760	<0.005	<0.2	18	1	5	62
PD-07	95	96	1.00	DUPL	14761	ICP-AES, Au	DDH Core	14761	<0.005	<0.2	18	1	6	66
PD-07	96	97	1.00		14762	ICP-AES, Au	DDH Core	14762	<0.005	<0.2	20	1	8	45
PD-07	97	98.1	1.10		14763	ICP-AES, Au	DDH Core	14763	<0.005	<0.2	17	1	7	65
PD-07	98.1	99.5	1.40		14764	ICP-AES, Au	DDH Core	14764	<0.005	<0.2	21	1	7	64
PD-07	99.5	100.5	1.00		14765	ICP-AES, Au	DDH Core	14765	<0.005	<0.2	18	1	6	87
PD-07	100.5	101.5	1.00		14766	ICP-AES, Au	DDH Core	14766	<0.005	<0.2	17	1	4	55
PD-07	101.5	102.5	1.00		14767	ICP-AES, Au	DDH Core	14767	<0.005	<0.2	18	1	5	51
PD-07			0.00	CDN-GS-P3	14768	ICP-AES, Au	DDH Core	14768	0.272	0.7	75	11	5	49
PD-07	102.5	103.5	1.00		14769	ICP-AES, Au	DDH Core	14769	<0.005	<0.2	17	2	7	52
PD-07	103.5	104.5	1.00		14770	ICP-AES, Au	DDH Core	14770	<0.005	<0.2	22	1	2	62

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-08	0	1	1.00		14771	ICP-AES, Au	DDH Core	14771	<0.005	<0.2	36	5	15	6
PD-08	1	2	1.00		14772	ICP-AES, Au	DDH Core	14772	<0.005	<0.2	27	2	16	7
PD-08	2	3	1.00		14773	ICP-AES, Au	DDH Core	14773	<0.005	<0.2	38	2	13	4
PD-08	3	4	1.00		14774	ICP-AES, Au	DDH Core	14774	<0.005	<0.2	43	2	12	5
PD-08	4	5.2	1.20		14775	ICP-AES, Au	DDH Core	14775	<0.005	<0.2	40	2	9	3
PD-08	5.2	6.2	1.00		14776	ICP-AES, Au	DDH Core	14776	<0.005	<0.2	20	<1	11	2
PD-08	6.2	7.2	1.00		14777	ICP-AES, Au	DDH Core	14777	<0.005	<0.2	11	<1	11	2
PD-08			0.00	BLANK	14778	ICP-AES, Au	DDH Core	14778	<0.005	<0.2	<1	<1	2	<2
PD-08	7.2	8.2	1.00		14779	ICP-AES, Au	DDH Core	14779	<0.005	<0.2	24	<1	9	<2
PD-08	8.2	9.2	1.00	DUPL	14780	ICP-AES, Au	DDH Core	14780	<0.005	<0.2	54	<1	10	2
PD-08	8.2	9.2	1.00	DUPL	14781	ICP-AES, Au	DDH Core	14781	<0.005	<0.2	56	<1	8	<2
PD-08	9.2	10.2	1.00		14782	ICP-AES, Au	DDH Core	14782	<0.005	<0.2	15	<1	16	<2
PD-08	10.2	11.2	1.00		14783	ICP-AES, Au	DDH Core	14783	<0.005	<0.2	45	<1	10	<2
PD-08	11.2	12.2	1.00		14784	ICP-AES, Au	DDH Core	14784	<0.005	<0.2	17	<1	10	<2
PD-08	12.2	13.1	0.90		14785	ICP-AES, Au	DDH Core	14785	<0.005	<0.2	15	<1	21	2
PD-08	13.1	13.9	0.80		14786	ICP-AES, Au	DDH Core	14786	<0.005	<0.2	3	1	156	<2
PD-08	13.9	14.75	0.85		14787	ICP-AES, Au	DDH Core	14787	0.018	<0.2	71	1	132	2
PD-08			0.00	CDN-GS-P3	14788	ICP-AES, Au	DDH Core	14788	0.290	0.8	71	11	5	48
PD-08	14.75	15.8	1.05		14789	ICP-AES, Au	DDH Core	14789	0.046	0.2	26	1	154	<2
PD-08	15.8	16.4	0.60		14790	ICP-AES, Au	DDH Core	14790	0.077	<0.2	40	2	127	2
PD-08	16.4	17.3	0.90		14791	ICP-AES, Au	DDH Core	14791	0.015	<0.2	67	1	83	<2
PD-08	17.3	18.1	0.80		14792	ICP-AES, Au	DDH Core	14792	0.026	<0.2	62	3	78	<2
PD-08	18.1	19	0.90		14793	ICP-AES, Au	DDH Core	14793	0.035	<0.2	44	3	105	<2
PD-08	19	19.8	0.80		14794	ICP-AES, Au	DDH Core	14794	0.007	<0.2	13	3	88	<2
PD-08	19.8	21	1.20		14795	ICP-AES, Au	DDH Core	14795	<0.005	<0.2	41	1	35	2
PD-08	21	22.2	1.20		14796	ICP-AES, Au	DDH Core	14796	<0.005	<0.2	21	1	58	<2
PD-08	22.2	22.7	0.50		14797	ICP-AES, Au	DDH Core	14797	<0.005	<0.2	7	3	154	<2
PD-08			0.00	BLANK	14798	ICP-AES, Au	DDH Core	14798	<0.005	<0.2	<1	<1	2	<2
PD-08	22.7	23.5	0.80	DUPL	14799	ICP-AES, Au	DDH Core	14799	0.005	0.2	100	3	145	2
PD-08	22.7	23.5	0.80	DUPL	14800	ICP-AES, Au	DDH Core	14800	0.006	<0.2	51	2	114	2
PD-08	23.5	24.5	1.00		14801	ICP-AES, Au	DDH Core	14801	<0.005	<0.2	24	3	154	<2
PD-08	24.5	25.5	1.00		14802	ICP-AES, Au	DDH Core	14802	<0.005	<0.2	19	4	71	<2
PD-08	25.5	26.5	1.00		14803	ICP-AES, Au	DDH Core	14803	<0.005	<0.2	30	2	34	<2
PD-08	26.5	27.5	1.00		14804	ICP-AES, Au	DDH Core	14804	<0.005	<0.2	25	1	27	<2
PD-08	27.5	28.5	1.00		14805	ICP-AES, Au	DDH Core	14805	<0.005	<0.2	231	<1	33	12

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-08	28.5	29.5	1.00		14806	ICP-AES, Au	DDH Core	14806	<0.005	<0.2	40	<1	9	15
PD-08	29.5	30.5	1.00		14807	ICP-AES, Au	DDH Core	14807	<0.005	<0.2	33	<1	9	16
PD-08			0.00	CDN-GS-2B	14808	ICP-AES, Au	DDH Core	14808	2.12	4.5	557	8	91	618
PD-08	30.5	31.7	1.20		14809	ICP-AES, Au	DDH Core	14809	0.006	<0.2	43	1	11	14
PD-08	31.7	32.7	1.00		14810	ICP-AES, Au	DDH Core	14810	<0.005	<0.2	44	1	30	11
PD-08	32.7	33.6	0.90		14811	ICP-AES, Au	DDH Core	14811	0.118	0.3	168	7	230	12
PD-08	33.6	34.5	0.90		14812	ICP-AES, Au	DDH Core	14812	0.237	0.8	379	14	172	23
PD-08	34.5	35.3	0.80		14813	ICP-AES, Au	DDH Core	14813	0.260	0.2	598	4	404	51
PD-08	35.3	36.2	0.90		14814	ICP-AES, Au	DDH Core	14814	0.386	0.4	2050	5	384	55
PD-08	36.2	37.1	0.90		14815	ICP-AES, Au	DDH Core	14815	0.479	0.5	1100	5	577	66
PD-08A	0	1.4	1.40		14816	ICP-AES, Au	DDH Core	14816	<0.005	<0.2	40	2	13	4
PD-08A	1.4	2.2	0.80		14817	ICP-AES, Au	DDH Core	14817	<0.005	<0.2	29	1	8	<2
PD-08A			0.00	BLANK	14818	ICP-AES, Au	DDH Core	14818	<0.005	<0.2	<1	<1	2	<2
PD-08A	2.2	3	0.80	DUPL	14819	ICP-AES, Au	DDH Core	14819	<0.005	<0.2	9	2	17	<2
PD-08A	2.2	3	0.80	DUPL	14820	ICP-AES, Au	DDH Core	14820	<0.005	<0.2	11	3	19	<2
PD-08A	3	4.1	1.10		14821	ICP-AES, Au	DDH Core	14821	<0.005	<0.2	59	2	37	2
PD-08A	4.1	5.2	1.10		14822	ICP-AES, Au	DDH Core	14822	<0.005	<0.2	74	2	32	2
PD-08A	5.2	6.1	0.90		14823	ICP-AES, Au	DDH Core	14823	<0.005	<0.2	15	1	21	<2
PD-08A	6.1	7.1	1.00		14824	ICP-AES, Au	DDH Core	14824	<0.005	<0.2	77	1	19	<2
PD-08A	7.1	8	0.90		14825	ICP-AES, Au	DDH Core	14825	<0.005	<0.2	49	1	22	<2
PD-08A	8	9.2	1.20		14826	ICP-AES, Au	DDH Core	14826	<0.005	<0.2	37	1	70	<2
PD-08A	9.2	10.5	1.30		14827	ICP-AES, Au	DDH Core	14827	<0.005	<0.2	40	1	55	2
PD-08A			0.00	CDN-GS-P3	14828	ICP-AES, Au	DDH Core	14828	0.277	0.7	75	11	5	48
PD-08A	10.5	11.2	0.70		14829	ICP-AES, Au	DDH Core	14829	<0.005	<0.2	13	3	90	<2
PD-08A	11.2	12	0.80		14830	ICP-AES, Au	DDH Core	14830	<0.005	<0.2	21	2	71	<2
PD-08A	12	13	1.00		14831	ICP-AES, Au	DDH Core	14831	<0.005	<0.2	38	1	9	<2
PD-08A	13	13.9	0.90		14832	ICP-AES, Au	DDH Core	14832	<0.005	<0.2	27	1	6	<2
PD-08A	13.9	15	1.10		14833	ICP-AES, Au	DDH Core	14833	<0.005	<0.2	8	2	137	2
PD-08A	15	16	1.00		14834	ICP-AES, Au	DDH Core	14834	<0.005	<0.2	10	4	171	<2
PD-08A	16	16.9	0.90		14835	ICP-AES, Au	DDH Core	14835	<0.005	<0.2	7	1	38	<2
PD-08A	16.9	17.7	0.80		14836	ICP-AES, Au	DDH Core	14836	<0.005	<0.2	61	1	13	2
PD-08A	17.7	18.6	0.90		14837	ICP-AES, Au	DDH Core	14837	<0.005	<0.2	14	1	9	<2
PD-08A			0.00	BLANK	14838	ICP-AES, Au	DDH Core	14838	<0.005	<0.2	1	<1	7	<2
PD-08A	18.6	19.6	1.00	DUPL	14839	ICP-AES, Au	DDH Core	14839	<0.005	<0.2	16	1	19	<2
PD-08A	18.6	19.6	1.00	DUPL	14840	ICP-AES, Au	DDH Core	14840	<0.005	<0.2	24	1	25	13

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-08A	19.6	20.3	0.70		14841	ICP-AES, Au	DDH Core	14841	<0.005	<0.2	16	1	40	3
PD-08A	20.3	21.5	1.20		14842	ICP-AES, Au	DDH Core	14842	<0.005	<0.2	33	1	23	3
PD-08A	21.5	22.7	1.20		14843	ICP-AES, Au	DDH Core	14843	<0.005	<0.2	11	1	11	<2
PD-08A	22.7	23.9	1.20		14844	ICP-AES, Au	DDH Core	14844	<0.005	<0.2	14	1	39	<2
PD-08A	23.9	24.8	0.90		14845	ICP-AES, Au	DDH Core	14845	<0.005	<0.2	38	<1	13	6
PD-08A	24.8	25.8	1.00		14846	ICP-AES, Au	DDH Core	14846	0.005	<0.2	54	1	20	3
PD-08A	25.8	26.8	1.00		14847	ICP-AES, Au	DDH Core	14847	<0.005	<0.2	41	1	15	3
PD-08A			0.00	CDN-GS-2B	14848	ICP-AES, Au	DDH Core	14848	1925	4.5	571	7	90	614
PD-08A	26.8	27.9	1.10		14849	ICP-AES, Au	DDH Core	14849	<0.005	0.3	87	1	19	14
PD-08A	27.9	29	1.10		14850	ICP-AES, Au	DDH Core	14850	<0.005	<0.2	49	1	20	11
PD-08A	29	30	1.00		14851	ICP-AES, Au	DDH Core	14851	<0.005	<0.2	50	1	11	16
PD-08A	30	30.6	0.60		14852	ICP-AES, Au	DDH Core	14852	<0.005	0.2	42	1	10	18
PD-08A	30.6	31.6	1.00		14853	ICP-AES, Au	DDH Core	14853	<0.005	<0.2	42	1	15	14
PD-08A	31.6	32.6	1.00		14854	ICP-AES, Au	DDH Core	14854	<0.005	<0.2	42	1	7	16
PD-08A	32.6	33.6	1.00		14855	ICP-AES, Au	DDH Core	14855	<0.005	<0.2	33	1	8	18
PD-08A	33.6	34.9	1.30		14856	ICP-AES, Au	DDH Core	14856	<0.005	<0.2	44	2	29	28
PD-08A	34.9	35.7	0.80		14857	ICP-AES, Au	DDH Core	14857	0.093	<0.2	175	4	138	141
PD-08A			0.00	BLANK	14858	ICP-AES, Au	DDH Core	14858	<0.005	<0.2	1	<1	5	<2
PD-08A	35.7	36.35	0.65	DUPL	14859	ICP-AES, Au	DDH Core	14859	0.030	<0.2	119	4	74	18
PD-08A	35.7	36.35	0.65	DUPL	14860	ICP-AES, Au	DDH Core	14860	0.038	<0.2	109	5	72	18
PD-08A	36.35	37.3	0.95		14861	ICP-AES, Au	DDH Core	14861	0.124	0.3	240	5	131	14
PD-08A	37.3	38.2	0.90		14862	ICP-AES, Au	DDH Core	14862	0.397	0.4	634	5	186	22
PD-08A	38.2	39.2	1.00		14863	ICP-AES, Au	DDH Core	14863	0.753	0.6	1170	8	293	25
PD-08A	39.2	40.2	1.00		14864	ICP-AES, Au	DDH Core	14864	0.230	0.2	232	3	200	9
PD-08A	40.2	41.2	1.00		14865	ICP-AES, Au	DDH Core	14865	0.045	<0.2	284	3	43	5
PD-08A	41.2	42.1	0.90		14866	ICP-AES, Au	DDH Core	14866	0.030	0.2	79	4	96	10
PD-08A	42.1	43.2	1.10		14867	ICP-AES, Au	DDH Core	14867	<0.005	0.2	55	6	43	13
PD-08A			0.00	CDN-GS-P3	14868	ICP-AES, Au	DDH Core	14868	0.291	0.8	75	11	5	46
PD-08A	43.2	44.3	1.10		14869	ICP-AES, Au	DDH Core	14869	<0.005	0.2	48	2	30	13
PD-08A	44.3	45.3	1.00		14870	ICP-AES, Au	DDH Core	14870	<0.005	<0.2	36	1	20	10
PD-08A	45.3	46.3	1.00		14871	ICP-AES, Au	DDH Core	14871	<0.005	<0.2	45	1	28	15
PD-08A	46.3	47.3	1.00		14872	ICP-AES, Au	DDH Core	14872	<0.005	<0.2	37	1	27	17
PD-08A	47.3	48.3	1.00		14873	ICP-AES, Au	DDH Core	14873	<0.005	<0.2	40	1	26	17
PD-08A	48.3	49.3	1.00		14874	ICP-AES, Au	DDH Core	14874	<0.005	<0.2	57	1	23	34
PD-08A	49.3	50.3	1.00		14875	ICP-AES, Au	DDH Core	14875	<0.005	<0.2	30	1	20	23

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-08A	50.3	51.2	0.90		14876	ICP-AES, Au	DDH Core	14876	<0.005	<0.2	53	1	14	27
PD-08A	51.2	52.2	1.00		14877	ICP-AES, Au	DDH Core	14877	<0.005	<0.2	37	1	15	774
PD-08A			0.00	BLANK	14878	ICP-AES, Au	DDH Core	14878	<0.005	0.2	1	<1	2	2
PD-08A	52.2	53.4	1.20	DUPL	14879	ICP-AES, Au	DDH Core	14879	<0.005	<0.2	33	1	18	629
PD-08A	52.2	53.4	1.20	DUPL	14880	ICP-AES, Au	DDH Core	14880	<0.005	<0.2	34	1	18	1375
PD-08A	53.4	54.6	1.20		14881	ICP-AES, Au	DDH Core	14881	<0.005	<0.2	35	1	10	28
PD-08A	54.6	55.7	1.10		14882	ICP-AES, Au	DDH Core	14882	<0.005	<0.2	35	1	11	31
PD-08A	55.7	56.7	1.00		14883	ICP-AES, Au	DDH Core	14883	<0.005	<0.2	47	1	10	30
PD-08A	56.7	57.7	1.00		14884	ICP-AES, Au	DDH Core	14884	<0.005	<0.2	42	1	9	24
PD-08A	57.7	58.7	1.00		14885	ICP-AES, Au	DDH Core	14885	0.020	<0.2	47	<1	7	29
PD-08A	58.7	59.7	1.00		14886	ICP-AES, Au	DDH Core	14886	<0.005	<0.2	64	<1	5	18
PD-08A	59.7	60.6	0.90		14887	ICP-AES, Au	DDH Core	14887	<0.005	<0.2	29	<1	5	22
PD-08A	60.6	61.9	1.30		14888	ICP-AES, Au	DDH Core	14888	<0.005	<0.2	45	<1	6	22
PD-08A			0.00	CDN-GS-2B	14889	ICP-AES, Au	DDH Core	14889	2.10	5.2	560	7	90	630
PD-08A	61.9	62.8	0.90		14890	ICP-AES, Au	DDH Core	14890	<0.005	<0.2	23	<1	5	26
PD-08A	62.8	64.1	1.30		14891	ICP-AES, Au	DDH Core	14891	<0.005	<0.2	44	<1	4	26
PD-08A	64.1	65.1	1.00		14892	ICP-AES, Au	DDH Core	14892	<0.005	<0.2	34	<1	5	19
PD-08A	65.1	66.1	1.00		14893	ICP-AES, Au	DDH Core	14893	<0.005	<0.2	50	<1	5	18
PD-08A	66.1	67.1	1.00		14894	ICP-AES, Au	DDH Core	14894	<0.005	<0.2	38	1	8	18
PD-08A	67.1	68.1	1.00		14895	ICP-AES, Au	DDH Core	14895	<0.005	<0.2	109	1	10	13
PD-08A	68.1	69.1	1.00		14896	ICP-AES, Au	DDH Core	14896	<0.005	<0.2	42	1	24	12
PD-08A	69.1	70.1	1.00		14897	ICP-AES, Au	DDH Core	14897	<0.005	0.2	62	2	43	15
PD-08A			0.00	BLANK	14898	ICP-AES, Au	DDH Core	14898	<0.005	0.2	1	<1	4	<2
PD-08A	70.1	71.1	1.00	DUPL	14899	ICP-AES, Au	DDH Core	14899	<0.005	<0.2	44	2	36	11
PD-08A	70.1	71.1	1.00	DUPL	14900	ICP-AES, Au	DDH Core	14900	0.006	<0.2	43	2	35	10
PD-08A	71.1	72.1	1.00		14901	ICP-AES, Au	DDH Core	14901	<0.005	<0.2	58	4	53	14
PD-08A	72.1	73.1	1.00		14902	ICP-AES, Au	DDH Core	14902	0.006	<0.2	67	4	69	38
PD-08A	73.1	74.1	1.00		14903	ICP-AES, Au	DDH Core	14903	0.011	0.2	49	4	110	39
PD-08A	74.1	75.2	1.10		14904	ICP-AES, Au	DDH Core	14904	<0.005	<0.2	42	3	99	63
PD-08A	75.2	76	0.80		14905	ICP-AES, Au	DDH Core	14905	<0.005	<0.2	45	6	119	154
PD-08A	76	76.8	0.80		14906	ICP-AES, Au	DDH Core	14906	<0.005	<0.2	58	6	33	33
PD-08A	76.8	77.9	1.10		14907	ICP-AES, Au	DDH Core	14907	<0.005	0.2	71	2	31	8
PD-08A				CDN-GS-P3	14908	ICP-AES, Au	DDH Core	14908	0.289	0.5	77	11	6	48
PD-08A	77.9	78.9	1.00		14909	ICP-AES, Au	DDH Core	14909	<0.005	<0.2	183	2	17	11
PD-08A	78.9	79.9	1.00		14910	ICP-AES, Au	DDH Core	14910	<0.005	<0.2	58	1	16	18

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-08A	79.9	80.9	1.00		14911	ICP-AES, Au	DDH Core	14911	<0.005	<0.2	15	1	7	13
PD-08A	80.9	81.9	1.00		14912	ICP-AES, Au	DDH Core	14912	<0.005	<0.2	45	1	8	17
PD-08A	81.9	82.9	1.00		14913	ICP-AES, Au	DDH Core	14913	<0.005	<0.2	20	1	5	12
PD-08A	82.9	83.9	1.00		14914	ICP-AES, Au	DDH Core	14914	<0.005	<0.2	22	<1	6	12
PD-08A	83.9	84.9	1.00		14915	ICP-AES, Au	DDH Core	14915	<0.005	<0.2	34	<1	6	14
PD-08A	84.9	85.9	1.00		14916	ICP-AES, Au	DDH Core	14916	<0.005	<0.2	34	<1	9	28
PD-08A	85.9	86.9	1.00		14917	ICP-AES, Au	DDH Core	14917	<0.005	<0.2	10	1	9	35
PD-08A				BLANK	14918	ICP-AES, Au	DDH Core	14918	<0.005	<0.2	1	<1	5	<2
PD-08A	86.9	87.9	1.00		14919	ICP-AES, Au	DDH Core	14919	<0.005	0.2	25	1	7	24
PD-08A	87.9	87.9	0.00		14920	ICP-AES, Au	DDH Core	14920	<0.005	<0.2	20	<1	8	27
PD-08A	87.9	88.9	1.00		14921	ICP-AES, Au	DDH Core	14921	<0.005	<0.2	49	1	11	25
PD-09	0	1.2	1.20		14922	ICP-AES, Au	DDH Core	14922	0.132	0.2	360	25	1455	4
PD-09	1.2	2.2	1.00		14923	ICP-AES, Au	DDH Core	14923	0.078	<0.2	182	4	131	2
PD-09	2.2	3.2	1.00		14924	ICP-AES, Au	DDH Core	14924	0.076	<0.2	197	3	79	2
PD-09	3.2	4.3	1.10		14925	ICP-AES, Au	DDH Core	14925	0.063	<0.2	216	3	65	<2
PD-09	4.3	5.4	1.10		14926	ICP-AES, Au	DDH Core	14926	0.057	<0.2	212	3	73	<2
PD-09	5.4	6.5	1.10		14927	ICP-AES, Au	DDH Core	14927	0.059	<0.2	220	3	36	<2
PD-09			0.00	CDN-GS-2B	14928	ICP-AES, Au	DDH Core	14928	1990	5.3	558	8	90	619
PD-09	6.5	7.5	1.00		14929	ICP-AES, Au	DDH Core	14929	0.052	<0.2	200	3	31	<2
PD-09	7.5	8.5	1.00		14930	ICP-AES, Au	DDH Core	14930	0.043	<0.2	346	4	154	<2
PD-09	8.5	8.9	0.40		14931	ICP-AES, Au	DDH Core	14931	0.071	<0.2	338	4	125	2
PD-09	8.9	10	1.10		14932	ICP-AES, Au	DDH Core	14932	0.055	<0.2	213	3	27	2
PD-09	10	11.1	1.10		14933	ICP-AES, Au	DDH Core	14933	0.037	<0.2	323	2	27	2
PD-09	11.1	12.2	1.10		14934	ICP-AES, Au	DDH Core	14934	0.067	<0.2	267	3	24	<2
PD-09	12.2	13.4	1.20		14935	ICP-AES, Au	DDH Core	14935	0.078	<0.2	132	3	104	<2
PD-09	13.4	14.4	1.00		14936	ICP-AES, Au	DDH Core	14936	0.063	<0.2	128	3	33	<2
PD-09	14.4	15.4	1.00		14937	ICP-AES, Au	DDH Core	14937	0.010	<0.2	134	2	35	3
PD-09			0.00	BLANK	14938	ICP-AES, Au	DDH Core	14938	<0.005	<0.2	1	<1	<2	<2
PD-09	15.4	16.4	1.00	DUPL	14939	ICP-AES, Au	DDH Core	14939	<0.005	<0.2	107	2	22	7
PD-09	15.4	16.4	1.00	DUPL	14940	ICP-AES, Au	DDH Core	14940	<0.005	<0.2	127	2	27	6
PD-09	16.4	17.4	1.00		14941	ICP-AES, Au	DDH Core	14941	<0.005	<0.2	120	2	14	4
PD-09	17.4	18.4	1.00		14942	ICP-AES, Au	DDH Core	14942	<0.005	<0.2	138	2	23	2
PD-09	18.4	19.4	1.00		14943	ICP-AES, Au	DDH Core	14943	<0.005	<0.2	205	1	20	2
PD-09	19.4	20.3	0.90		14944	ICP-AES, Au	DDH Core	14944	0.005	<0.2	122	1	19	3
PD-09	20.3	21.5	1.20		14945	ICP-AES, Au	DDH Core	14945	0.022	<0.2	34	2	8	3

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-09	21.5	22.8	1.30		14946	ICP-AES, Au	DDH Core	14946	0.008	<0.2	69	2	17	5
PD-09	22.8	23.5	0.70		14947	ICP-AES, Au	DDH Core	14947	<0.005	0.2	21	2	20	2
PD-09			0.00	CDN-GS-P3	14948	ICP-AES, Au	DDH Core	14948	0.293	0.7	77	11	3	50
PD-09	23.5	24.5	1.00		14949	ICP-AES, Au	DDH Core	14949	0.007	<0.2	227	2	23	4
PD-09	24.5	25.5	1.00		14950	ICP-AES, Au	DDH Core	14950	0.011	<0.2	150	1	11	7
PD-09	25.5	26.5	1.00		14951	ICP-AES, Au	DDH Core	14951	<0.005	<0.2	77	1	26	11
PD-09	26.5	27.6	1.10		14952	ICP-AES, Au	DDH Core	14952	<0.005	<0.2	77	1	24	14
PD-09	27.6	28.6	1.00		14953	ICP-AES, Au	DDH Core	14953	<0.005	<0.2	827	2	9	17
PD-09	28.6	29.6	1.00		14954	ICP-AES, Au	DDH Core	14954	<0.005	<0.2	865	2	10	19
PD-09	29.6	30.7	1.10		14955	ICP-AES, Au	DDH Core	14955	<0.005	<0.2	851	3	8	18
PD-09	30.7	31.4	0.70		14956	ICP-AES, Au	DDH Core	14956	<0.005	<0.2	245	1	20	8
PD-09	31.4	32.1	0.70		14957	ICP-AES, Au	DDH Core	14957	<0.005	<0.2	140	1	15	3
PD-09			0.00	BLANK	14958	ICP-AES, Au	DDH Core	14958	<0.005	<0.2	4	<1	<2	<2
PD-09	32.1	33	0.90	DUPL	14959	ICP-AES, Au	DDH Core	14959	<0.005	<0.2	862	9	11	22
PD-09	32.1	33	0.90	DUPL	14960	ICP-AES, Au	DDH Core	14960	<0.005	<0.2	749	9	10	18
PD-09	33	33.9	0.90		14961	ICP-AES, Au	DDH Core	14961	<0.005	<0.2	835	9	10	18
PD-09	33.9	34.8	0.90		14962	ICP-AES, Au	DDH Core	14962	<0.005	<0.2	196	2	29	4
PD-09	34.8	35.8	1.00		14963	ICP-AES, Au	DDH Core	14963	<0.005	<0.2	822	5	10	20
PD-09	35.8	36.5	0.70		14964	ICP-AES, Au	DDH Core	14964	0.013	<0.2	250	5	166	5
PD-09	36.5	37.5	1.00		14965	ICP-AES, Au	DDH Core	14965	0.026	<0.2	93	9	1195	3
PD-09	37.5	38.7	1.20		14966	ICP-AES, Au	DDH Core	14966	<0.005	<0.2	521	2	19	16
PD-09	38.7	39.8	1.10		14967	ICP-AES, Au	DDH Core	14967	<0.005	<0.2	583	2	17	13
PD-09			0.00	CDN-GS-2B	14968	ICP-AES, Au	DDH Core	14968	2.00	4.4	555	7	88	626
PD-09	39.8	40.9	1.10		14969	ICP-AES, Au	DDH Core	14969	<0.005	<0.2	1890	1	15	14
PD-09	40.9	41.9	1.00		14970	ICP-AES, Au	DDH Core	14970	<0.005	<0.2	772	1	9	12
PD-09	41.9	42.9	1.00		14971	ICP-AES, Au	DDH Core	14971	<0.005	<0.2	1610	1	10	11
PD-09	42.9	43.9	1.00		14972	ICP-AES, Au	DDH Core	14972	<0.005	<0.2	853	1	10	17
PD-09	43.9	44.9	1.00		14973	ICP-AES, Au	DDH Core	14973	<0.005	<0.2	137	1	9	17
PD-09	44.9	45.9	1.00		14974	ICP-AES, Au	DDH Core	14974	<0.005	<0.2	115	1	6	22
PD-09	45.9	46.6	0.70		14975	ICP-AES, Au	DDH Core	14975	<0.005	<0.2	70	<1	5	18
PD-09	46.6	47.7	1.10		14976	ICP-AES, Au	DDH Core	14976	<0.005	<0.2	115	3	17	18
PD-09	47.7	48.8	1.10		14977	ICP-AES, Au	DDH Core	14977	<0.005	<0.2	80	1	19	8
PD-09			0.00	BLANK	14978	ICP-AES, Au	DDH Core	14978	<0.005	<0.2	2	<1	<2	<2
PD-09	48.8	49.9	1.10	DUPL	14979	ICP-AES, Au	DDH Core	14979	<0.005	<0.2	43	1	23	72
PD-09	48.8	49.9	1.10	DUPL	14980	ICP-AES, Au	DDH Core	14980	<0.005	<0.2	51	1	26	67

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-09	49.9	51	1.10		14981	ICP-AES, Au	DDH Core	14981	0.005	<0.2	88	2	30	10
PD-09	51	52.1	1.10		14982	ICP-AES, Au	DDH Core	14982	<0.005	<0.2	63	1	9	9
PD-09	52.1	53.1	1.00		14983	ICP-AES, Au	DDH Core	14983	<0.005	<0.2	69	1	15	15
PD-09	53.1	54	0.90		14984	ICP-AES, Au	DDH Core	14984	<0.005	<0.2	35	1	8	15
PD-09	54	54.9	0.90		14985	ICP-AES, Au	DDH Core	14985	<0.005	<0.2	35	1	9	17
PD-09	54.9	55.8	0.90		14986	ICP-AES, Au	DDH Core	14986	<0.005	<0.2	42	1	8	19
PD-09	55.8	56.8	1.00		14987	ICP-AES, Au	DDH Core	14987	<0.005	<0.2	46	1	11	17
PD-09			0.00	CDN-GS-P3	14988	ICP-AES, Au	DDH Core	14988	0.296	0.7	77	11	4	47
PD-09	56.8	57.8	1.00		14989	ICP-AES, Au	DDH Core	14989	<0.005	<0.2	36	1	10	12
PD-09	57.8	58.8	1.00		14990	ICP-AES, Au	DDH Core	14990	<0.005	<0.2	42	1	12	17
PD-09	58.8	59.8	1.00		14991	ICP-AES, Au	DDH Core	14991	<0.005	<0.2	52	1	19	17
PD-09	59.8	60.8	1.00		14992	ICP-AES, Au	DDH Core	14992	<0.005	<0.2	50	1	12	16
PD-09	60.8	61.8	1.00		14993	ICP-AES, Au	DDH Core	14993	<0.005	<0.2	50	1	12	21
PD-09	61.8	62.9	1.10		14994	ICP-AES, Au	DDH Core	14994	<0.005	<0.2	40	1	12	19
PD-09	62.9	63.8	0.90		14995	ICP-AES, Au	DDH Core	14995	<0.005	<0.2	40	1	7	22
PD-09	63.8	64.7	0.90		14996	ICP-AES, Au	DDH Core	14996	<0.005	<0.2	42	<1	11	26
PD-09	64.7	65.6	0.90		14997	ICP-AES, Au	DDH Core	14997	<0.005	<0.2	46	1	10	27
PD-09			0.00	BLANK	14998	ICP-AES, Au	DDH Core	14998	<0.005	<0.2	1	<1	<2	<2
PD-09	65.6	66.5	0.90		14999	ICP-AES, Au	DDH Core	14999	<0.005	<0.2	39	<1	8	29
PD-09	66.5	67.4	0.90		15000	ICP-AES, Au	DDH Core	15000	<0.005	<0.2	47	<1	8	28
PD-09	67.4	68.4	1.00	DUPL	13301	ICP-AES, Au	DDH Core	13301	0.007	<0.2	50	1	23	22
PD-09	67.4	68.4	1.00	DUPL	13302	ICP-AES, Au	DDH Core	13302	0.006	<0.2	51	1	19	20
PD-09	68.4	69.4	1.00		13303	ICP-AES, Au	DDH Core	13303	<0.005	<0.2	49	1	14	27
PD-09	69.4	70.4	1.00		13304	ICP-AES, Au	DDH Core	13304	<0.005	<0.2	37	1	10	20
PD-09	70.4	71.3	0.90		13305	ICP-AES, Au	DDH Core	13305	<0.005	<0.2	39	1	6	20
PD-09	71.3	72.2	0.90		13306	ICP-AES, Au	DDH Core	13306	<0.005	<0.2	68	1	18	42
PD-09	72.2	73.4	1.20		13307	ICP-AES, Au	DDH Core	13307	<0.005	<0.2	46	1	11	17
PD-09			0.00	CDN-GS-2B	13308	ICP-AES, Au	DDH Core	13308	2.12	5.1	576	8	90	605
PD-09	73.4	74.6	1.20		13309	ICP-AES, Au	DDH Core	13309	0.013	<0.2	49	1	16	14
PD-09	74.6	75.8	1.20		13310	ICP-AES, Au	DDH Core	13310	<0.005	<0.2	43	1	24	7
PD-09	75.8	76.8	1.00		13311	ICP-AES, Au	DDH Core	13311	<0.005	<0.2	49	1	24	9
PD-09	76.8	77.8	1.00		13312	ICP-AES, Au	DDH Core	13312	<0.005	<0.2	37	3	22	108
PD-09	77.8	78.8	1.00		13313	ICP-AES, Au	DDH Core	13313	0.005	<0.2	38	4	17	214
PD-09	78.8	79.8	1.00		13314	ICP-AES, Au	DDH Core	13314	0.005	<0.2	31	3	13	74
PD-09	79.8	80.8	1.00		13315	ICP-AES, Au	DDH Core	13315	0.009	<0.2	26	9	19	54

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

DH ID	From	To	Int. (m)	QA/QC Sample	Sample No.	Analysis Method	SampleTypeCode	Check Sample No.	Au_ppm	Ag_ppm	Cu_ppm	Mo_ppm	Pb_ppm	Zn_ppm
PD-09	80.8	81.8	1.00		13316	ICP-AES, Au	DDH Core	13316	0.007	<0.2	27	7	18	75
PD-09	81.8	82.7	0.90		13317	ICP-AES, Au	DDH Core	13317	0.011	<0.2	31	4	23	70
PD-09			0.00	BLANK	13318	ICP-AES, Au	DDH Core	13318	0.005	<0.2	<1	<1	2	<2
PD-09	82.7	83.8	1.10		13319	ICP-AES, Au	DDH Core	13319	0.010	<0.2	33	3	23	27
PD-09	83.8	84.9	1.10		13320	ICP-AES, Au	DDH Core	13320	0.008	<0.2	28	2	19	41
PD-09	84.9	86	1.10	DUPL	13321	ICP-AES, Au	DDH Core	13321	0.005	<0.2	29	2	21	130
PD-09	84.9	86	1.10	DUPL	13322	ICP-AES, Au	DDH Core	13322	0.006	<0.2	31	2	19	185
PD-09	86	87.1	1.10		13323	ICP-AES, Au	DDH Core	13323	<0.005	<0.2	22	2	19	158
PD-09	87.1	88.2	1.10		13324	ICP-AES, Au	DDH Core	13324	0.008	<0.2	36	3	28	46
PD-09	88.2	89.2	1.00		13325	ICP-AES, Au	DDH Core	13325	<0.005	<0.2	31	3	21	237
PD-09	89.2	90.2	1.00		13326	ICP-AES, Au	DDH Core	13326	0.023	<0.2	35	11	25	629
PD-09	90.2	91.2	1.00		13327	ICP-AES, Au	DDH Core	13327	0.013	<0.2	29	10	31	1120
PD-09			0.00	CDN-GS-P3	13328	ICP-AES, Au	DDH Core	13328	0.306	0.7	77	11	3	51
PD-09	91.2	92.3	1.10		13329	ICP-AES, Au	DDH Core	13329	0.021	<0.2	47	6	25	41
PD-09	92.3	93.4	1.10		13330	ICP-AES, Au	DDH Core	13330	0.009	<0.2	49	6	34	49
PD-09	93.4	94.5	1.10		13331	ICP-AES, Au	DDH Core	13331	0.013	<0.2	50	4	32	20
PD-09	94.5	95.6	1.10		13332	ICP-AES, Au	DDH Core	13332	0.020	<0.2	48	3	34	85
PD-09	95.6	96.7	1.10		13333	ICP-AES, Au	DDH Core	13333	0.010	<0.2	52	4	31	110
PD-09	96.7	97.8	1.10		13334	ICP-AES, Au	DDH Core	13334	0.016	<0.2	47	7	10	274
PD-09	97.8	98.5	0.70		13335	ICP-AES, Au	DDH Core	13335	0.019	<0.2	37	12	7	996
PD-09	98.5	100	1.50		13336	ICP-AES, Au	DDH Core	13336	0.020	<0.2	28	6	8	513
PD-09	100	101.5	1.50		13337	ICP-AES, Au	DDH Core	13337	0.011	0.2	60	2	29	14
PD-09			0.00	BLANK	13338	ICP-AES, Au	DDH Core	13338	0.007	<0.2	<1	<1	<2	2
PD-09	101.5	103	1.50		13339	ICP-AES, Au	DDH Core	13339	0.012	<0.2	45	8	28	136
PD-09	103	104.5	1.50		13340	ICP-AES, Au	DDH Core	13340	0.015	0.2	41	13	19	21
PD-09	104.5	106	1.50	DUPL	13341	ICP-AES, Au	DDH Core	13341	0.014	<0.2	49	13	34	17
PD-09	104.5	106	1.50	DUPL	13342	ICP-AES, Au	DDH Core	13342	0.015	<0.2	50	16	37	25
PD-09	106	107.5	1.50		13343	ICP-AES, Au	DDH Core	13343	0.016	<0.2	65	16	68	100
PD-09	107.5	109	1.50		13344	ICP-AES, Au	DDH Core	13344	0.015	<0.2	59	6	84	110
PD-09	109	110.5	1.50		13345	ICP-AES, Au	DDH Core	13345	0.015	<0.2	59	6	62	51
PD-09	110.5	112	1.50		13346	ICP-AES, Au	DDH Core	13346	0.013	<0.2	51	6	50	36
PD-09	112	113.5	1.50		13347	ICP-AES, Au	DDH Core	13347	0.011	<0.2	57	5	27	50
PD-09			0.00	CDN-GS-2B	13348	ICP-AES, Au	DDH Core	13348	2.11	5.0	590	7	92	632
PD-09	113.5	115	1.50		13349	ICP-AES, Au	DDH Core	13349	0.008	<0.2	62	3	24	29
PD-09	115	116.6	1.60		13350	ICP-AES, Au	DDH Core	13350	0.009	<0.2	52	4	23	24

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Appendix 10 Assay results – Halilaga HD-01 drill hole

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

						Method	Au-AA24	Ag-AA46	As-AA46	Cu-AA46	Pb-AA46	Zn-AA46	Laboratory/Batch Code
						Element	Au	Ag	As	Cu	Pb	Zn
		QA/QC
HOLEID	FIELDNO	Sample	From	To	Int. (m)	Sample	ppm	ppm	%	%	%	%
HD-01	13601		0.00	1.20	1.20	13601	1.06	<1	<0.01	0.06	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13602		1.20	2.20	1.00	13602	0.533	<1	<0.01	0.04	0.02	<0.01	ALS Vancouver IZ06121990
HD-01	13603		2.20	3.30	1.10	13603	0.591	<1	<0.01	0.04	0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13604		3.30	4.20	0.90	13604	0.679	<1	<0.01	0.03	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13605	CDN-GS-P3			0.00	13605	0.301	1	0.02	0.01	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13606		4.20	5.00	0.80	13606	0.851	<1	<0.01	0.05	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13607		5.00	5.50	0.50	13607	1.175	<1	<0.01	0.06	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13608		5.50	6.60	1.10	13608	0.883	<1	<0.01	0.06	0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13609	DUPL	6.60	7.60	1.00	13609	0.639	<1	<0.01	0.05	0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13610	DUPL	6.60	7.60	1.00	13610	0.891	<1	<0.01	0.06	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13611		7.60	8.70	1.10	13611	1.78	<1	<0.01	0.07	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13612		8.70	9.80	1.10	13612	0.78	<1	<0.01	0.04	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13613		9.80	10.90	1.10	13613	0.845	1	<0.01	0.05	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13614		10.90	12.00	1.10	13614	1.535	1	<0.01	0.05	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13615	BLANK			0.00	13615	0.005	<1	<0.01	<0.01	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13616		12.00	13.00	1.00	13616	1.765	1	<0.01	0.07	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13617		13.00	14.00	1.00	13617	0.614	<1	<0.01	0.1	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13618		14.00	15.00	1.00	13618	0.668	<1	<0.01	0.1	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13619		15.00	16.00	1.00	13619	0.693	<1	<0.01	0.08	0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13620		16.00	17.00	1.00	13620	0.487	<1	<0.01	0.07	0.02	<0.01	ALS Vancouver IZ06121990
HD-01	13621		17.00	18.00	1.00	13621	0.731	<1	<0.01	0.09	0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13622		18.00	19.00	1.00	13622	0.547	1	<0.01	0.07	0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13623		19.00	20.00	1.00	13623	0.908	12	<0.01	0.07	0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13624		20.00	21.00	1.00	13624	0.789	8	<0.01	0.08	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13625	CDN-GS-2B			0.00	13625	2.11	5	0.03	0.06	0.01	0.07	ALS Vancouver IZ06121990
HD-01	13626		21.00	22.00	1.00	13626	0.502	2	<0.01	0.09	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13627		22.00	23.00	1.00	13627	0.553	6	<0.01	0.05	0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13628		23.00	23.85	0.85	13628	0.323	11	<0.01	0.07	0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13629		23.85	24.20	0.35	13629	0.435	5	<0.01	1.01	0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13630	DUPL	24.20	25.00	0.80	13630	0.55	1	<0.01	1.59	0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13631	DUPL	24.20	25.00	0.80	13631	0.529	<1	<0.01	1.58	0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13632		25.00	26.00	1.00	13632	0.684	1	<0.01	2.01	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13633		26.00	27.00	1.00	13633	0.684	2	<0.01	1.52	0.02	0.01	ALS Vancouver IZ06121990

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

						Method	Au-AA24	Ag-AA46	As-AA46	Cu-AA46	Pb-AA46	Zn-AA46	Laboratory/Batch Code
						Element	Au	Ag	As	Cu	Pb	Zn
		QA/QC
HOLEID	FIELDNO	Sample	From	To	Int. (m)	Sample	ppm	ppm	%	%	%	%
HD-01	13634		27.00	28.00	1.00	13634	0.627	1	<0.01	1.44	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13635	BLANK			0.00	13635	<0.005	<1	<0.01	0.01	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13636		28.00	29.00	1.00	13636	0.731	1	<0.01	1.68	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13637		29.00	30.00	1.00	13637	0.544	1	<0.01	1.34	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13638		30.00	31.00	1.00	13638	1.065	2	<0.01	2.16	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13639		31.00	32.00	1.00	13639	1.455	2	<0.01	1.65	0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13640		32.00	32.70	0.70	13640	0.843	1	<0.01	1.5	0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13641		32.70	33.70	1.00	13641	0.677	1	<0.01	2.34	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13642		33.70	34.70	1.00	13642	1.29	2	<0.01	3.72	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13643		34.70	35.70	1.00	13643	0.986	1	<0.01	2.11	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13644		35.70	36.70	1.00	13644	0.684	1	<0.01	2.18	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13645	CDN-GS-P3			0.00	13645	0.3	<1	0.01	0.01	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13646		36.70	37.70	1.00	13646	0.762	1	<0.01	2.12	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13647		37.70	38.70	1.00	13647	0.96	1	<0.01	2.95	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13648		38.70	39.70	1.00	13648	1.22	2	<0.01	2.86	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13649	DUPL	39.70	40.70	1.00	13649	1.24	2	<0.01	3.15	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13650	DUPL	39.70	40.70	1.00	13650	1.295	2	<0.01	3.13	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13651		40.70	41.70	1.00	13651	1.15	2	<0.01	3.75	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13652		41.70	42.70	1.00	13652	0.966	2	0.01	2.84	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13653		42.70	43.70	1.00	13653	1.165	2	<0.01	2.8	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13654		43.70	44.70	1.00	13654	1.43	2	<0.01	2.65	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13655	BLANK			0.00	13655	0.009	<1	<0.01	0.02	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13656		44.70	45.70	1.00	13656	0.881	1	<0.01	1.65	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13657		45.70	46.70	1.00	13657	0.498	1	<0.01	1.55	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13658		46.70	47.70	1.00	13658	1.44	2	<0.01	2.06	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13659		47.70	48.70	1.00	13659	0.882	2	0.01	1.24	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13660		48.70	49.60	0.90	13660	0.869	1	0.01	1.11	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13661		49.60	51.10	1.50	13661	0.678	1	<0.01	0.81	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13662		51.10	52.00	0.90	13662	0.566	<1	<0.01	0.79	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13663		52.00	53.00	1.00	13663	0.55	<1	<0.01	0.55	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13664		53.00	54.00	1.00	13664	0.857	1	<0.01	0.89	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13665	CDN-GS-2B			0.00	13665	1.945	4	0.03	0.06	0.01	0.07	ALS Vancouver IZ06121990
HD-01	13666		54.00	55.00	1.00	13666	0.712	1	<0.01	0.6	<0.01	<0.01	ALS Vancouver IZ06121990

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

						Method	Au-AA24	Ag-AA46	As-AA46	Cu-AA46	Pb-AA46	Zn-AA46	Laboratory/Batch Code
						Element	Au	Ag	As	Cu	Pb	Zn
		QA/QC
HOLEID	FIELDNO	Sample	From	To	Int. (m)	Sample	ppm	ppm	%	%	%	%
HD-01	13667		55.00	56.00	1.00	13667	1.415	2	<0.01	1.18	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13668		56.00	57.00	1.00	13668	1.395	3	<0.01	1.23	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13669	DUPL	57.00	58.00	1.00	13669	1.135	2	<0.01	0.9	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13670	DUPL	57.00	58.00	1.00	13670	1.6	2	<0.01	1.06	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13671		58.00	59.00	1.00	13671	0.867	2	<0.01	0.86	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13672		59.00	60.00	1.00	13672	1.1	2	<0.01	0.92	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13673		60.00	61.00	1.00	13673	1.24	2	<0.01	1.16	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13674		61.00	62.00	1.00	13674	1.355	2	<0.01	1.19	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13675	BLANK			0.00	13675	0.037	<1	<0.01	0.02	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13676		62.00	62.70	0.70	13676	1.14	2	<0.01	0.88	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13677		62.70	63.50	0.80	13677	1.45	3	<0.01	1.1	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13678		63.50	64.50	1.00	13678	1.905	2	<0.01	1.36	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13679		64.50	65.50	1.00	13679	1.44	3	<0.01	1.33	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13680		65.50	66.40	0.90	13680	1.245	2	<0.01	0.91	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13681		66.40	67.50	1.10	13681	1.17	1	<0.01	0.8	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13682		67.50	68.50	1.00	13682	1.125	2	<0.01	0.95	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13683		68.50	69.50	1.00	13683	1.2	2	<0.01	1.05	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13684		69.50	70.50	1.00	13684	1.13	2	<0.01	0.88	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13685	CDN-GS-P3			0.00	13685	0.318	<1	0.02	0.01	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13686		70.50	71.50	1.00	13686	1.095	2	<0.01	1.05	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13687		71.50	72.50	1.00	13687	1.475	2	<0.01	1.18	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13688		72.50	73.50	1.00	13688	6.56	2	<0.01	0.88	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13689	DUPL	73.50	74.50	1.00	13689	1.145	2	<0.01	0.98	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13690	DUPL	73.50	74.50	1.00	13690	1.005	1	<0.01	1.02	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13691		74.50	75.50	1.00	13691	1.075	2	<0.01	1.09	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13692		75.50	76.50	1.00	13692	1.72	2	<0.01	1.13	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13693		76.50	77.50	1.00	13693	1.21	2	<0.01	0.99	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13694		77.50	78.50	1.00	13694	1.68	2	<0.01	1.25	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13695	BLANK			0.00	13695	0.021	<1	<0.01	0.01	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13696		78.50	79.40	0.90	13696	1.685	1	<0.01	1.24	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13697		79.40	80.20	0.80	13697	1.525	1	<0.01	1.09	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13698		80.20	81.10	0.90	13698	1.08	2	<0.01	0.93	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13699		81.10	82.10	1.00	13699	1.095	1	<0.01	0.87	<0.01	<0.01	ALS Vancouver IZ06121990

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

						Method	Au-AA24	Ag-AA46	As-AA46	Cu-AA46	Pb-AA46	Zn-AA46	Laboratory/Batch Code
						Element	Au	Ag	As	Cu	Pb	Zn
		QA/QC
HOLEID	FIELDNO	Sample	From	To	Int. (m)	Sample	ppm	ppm	%	%	%	%
HD-01	13700		82.10	83.10	1.00	13700	1.06	1	<0.01	0.88	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13701		83.10	84.10	1.00	13701	1.22	1	<0.01	1.04	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13702		84.10	85.10	1.00	13702	0.864	1	<0.01	0.81	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13703		85.10	86.10	1.00	13703	1.385	2	<0.01	1.21	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13704		86.10	87.10	1.00	13704	1.99	2	<0.01	1.4	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13705	CDN-GS-2B			0.00	13705	2.04	4	0.03	0.06	0.01	0.07	ALS Vancouver IZ06121990
HD-01	13706		87.10	88.10	1.00	13706	1.125	2	<0.01	1.02	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13707		88.10	89.20	1.10	13707	1.15	2	<0.01	1.29	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13708		89.20	90.30	1.10	13708	0.866	1	0.01	0.96	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13709	DUPL	90.30	91.40	1.10	13709	0.767	1	<0.01	0.9	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13710	DUPL	90.30	91.40	1.10	13710	0.773	1	<0.01	0.85	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13711		91.40	92.40	1.00	13711	0.654	1	<0.01	0.7	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13712		92.40	93.40	1.00	13712	0.847	1	<0.01	1.08	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13713		93.40	94.40	1.00	13713	0.858	1	<0.01	0.88	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13714		94.40	95.40	1.00	13714	0.972	1	<0.01	0.77	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13715	BLANK			0.00	13715	0.052	<1	<0.01	0.01	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13716		95.40	96.30	0.90	13716	0.884	1	<0.01	0.76	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13717		96.30	97.20	0.90	13717	1.09	1	<0.01	0.85	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13718		97.20	98.20	1.00	13718	1.205	2	<0.01	1.1	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13719	DUPL	98.20	99.30	1.10	13719	0.367	<1	<0.01	0.43	<0.01	0.02	ALS Vancouver IZ06121990
HD-01	13720	DUPL	98.20	99.30	1.10	13720	0.819	<1	<0.01	0.4	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13721		99.30	100.40	1.10	13721	0.321	1	<0.01	0.32	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13722		100.40	101.40	1.00	13722	0.545	1	<0.01	0.51	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13723		101.40	102.40	1.00	13723	0.558	1	<0.01	0.6	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13724		102.40	103.40	1.00	13724	0.419	2	<0.01	0.49	<0.01	0.13	ALS Vancouver IZ06121990
HD-01	13725	CDN-GS-P3			0.00	13725	0.312	<1	0.02	0.01	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13726		103.40	104.40	1.00	13726	0.306	<1	<0.01	0.29	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13727		104.40	105.40	1.00	13727	0.561	1	<0.01	0.38	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13728		105.40	106.30	0.90	13728	0.227	1	<0.01	0.24	<0.01	<0.01	ALS Vancouver IZ06121990
HD-01	13729		106.30	107.30	1.00	13729	0.435	1	<0.01	0.53	<0.01	0.01	ALS Vancouver IZ06121990
HD-01	13730		107.30	108.30	1.00	13730	0.238	1	<0.01	0.33	<0.01	0.01	ALS Vancouver IZ06121990

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

						Method	AA24	AA24	AA45	AA45	AA45	AA45	AA45	AA46
						Element	Au	Au(R)	Ag	Cu	Pb	Zn	As	Cu
		QA/QC			Int.
HOLEID	FIELDNO	Sample	From	To	(m)	Sample	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	Laboratory/Batch Code
HD-01	13601		0.00	1.20	1.20	13601	0.963	-	<1	534	26	5	<25	-	ALS Romania RO007964
HD-01	13602		1.20	2.20	1.00	13602	0.602	-	<1	381	129	11	30	-	ALS Romania RO007964
HD-01	13603		2.20	3.30	1.10	13603	0.771	-	<1	397	109	10	30	-	ALS Romania RO007964
HD-01	13604		3.30	4.20	0.90	13604	0.564	-	<1	318	24	5	<25	-	ALS Romania RO007964
HD-01	13605	CDN-GS-P3			0.00	13605	0.326	-	<1	78	4	50	190	-	ALS Romania RO007964
HD-01	13606		4.20	5.00	0.80	13606	0.806	-	<1	509	24	4	<25	-	ALS Romania RO007964
HD-01	13607		5.00	5.50	0.50	13607	1.03	-	1	574	25	3	<25	-	ALS Romania RO007964
HD-01	13608		5.50	6.60	1.10	13608	0.83	-	1	569	30	4	<25	-	ALS Romania RO007964
HD-01	13609	DUPL	6.60	7.60	1.00	13609	0.699	-	<1	447	26	4	<25	-	ALS Romania RO007964
HD-01	13610	DUPL	6.60	7.60	1.00	13610	0.915	-	<1	595	26	4	<25	-	ALS Romania RO007964
HD-01	13611		7.60	8.70	1.10	13611	1.54	-	<1	723	20	4	<25	-	ALS Romania RO007964
HD-01	13612		8.70	9.80	1.10	13612	0.734	-	<1	411	21	3	<25	-	ALS Romania RO007964
HD-01	13613		9.80	10.90	1.10	13613	0.748	-	<1	455	12	<2	<25	-	ALS Romania RO007964
HD-01	13614		10.90	12.00	1.10	13614	1.52	-	1	506	10	<2	<25	-	ALS Romania RO007964
HD-01	13615	BLANK			0.00	13615	<0.005	-	<1	9	11	<2	40	-	ALS Romania RO007964
HD-01	13616		12.00	13.00	1.00	13616	1.94	-	1	667	10	<2	<25	-	ALS Romania RO007964
HD-01	13617		13.00	14.00	1.00	13617	0.596	-	<1	953	10	<2	<25	-	ALS Romania RO007964
HD-01	13618		14.00	15.00	1.00	13618	0.621	-	<1	954	16	<2	<25	-	ALS Romania RO007964
HD-01	13619		15.00	16.00	1.00	13619	0.602	-	<1	765	60	<2	<25	-	ALS Romania RO007964
HD-01	13620		16.00	17.00	1.00	13620	0.564	0.504	<1	711	94	3	<25	-	ALS Romania RO007964
HD-01	13621		17.00	18.00	1.00	13621	0.711	-	<1	841	42	<2	<25	-	ALS Romania RO007964
HD-01	13622		18.00	19.00	1.00	13622	0.502	-	1	679	33	3	<25	-	ALS Romania RO007964
HD-01	13623		19.00	20.00	1.00	13623	0.816	-	13	640	11	<2	<25	-	ALS Romania RO007964
HD-01	13624		20.00	21.00	1.00	13624	0.715	-	8	776	11	<2	<25	-	ALS Romania RO007964
HD-01	13625	CDN-GS-2B			0.00	13625	1.93	-	5	554	88	626	<25	-	ALS Romania RO007964
HD-01	13626		21.00	22.00	1.00	13626	0.466	-	2	893	13	<2	<25	-	ALS Romania RO007964
HD-01	13627		22.00	23.00	1.00	13627	0.443	-	5	458	23	<2	<25	-	ALS Romania RO007964
HD-01	13628		23.00	23.85	0.85	13628	0.509	-	10	626	51	2	<25	-	ALS Romania RO007964
HD-01	13629		23.85	24.20	0.35	13629	0.456	-	5	>10000	52	<2	<25	1.04	ALS Romania RO007964
HD-01	13630	DUPL	24.20	25.00	0.80	13630	0.546	-	1	>10000	29	3	<25	1.61	ALS Romania RO007964
HD-01	13631	DUPL	24.20	25.00	0.80	13631	0.5	-	1	>10000	27	<2	<25	1.6	ALS Romania RO007964
HD-01	13632		25.00	26.00	1.00	13632	0.68	-	1	>10000	16	4	<25	2	ALS Romania RO007964
HD-01	13633		26.00	27.00	1.00	13633	0.915	-	2	>10000	30	5	<25	1.57	ALS Romania RO007964

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

						Method	AA24	AA24	AA45	AA45	AA45	AA45	AA45	AA46
						Element	Au	Au(R)	Ag	Cu	Pb	Zn	As	Cu
		QA/QC			Int.
HOLEID	FIELDNO	Sample	From	To	(m)	Sample	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	Laboratory/Batch Code
HD-01	13634		27.00	28.00	1.00	13634	0.654	-	2	>10000	14	3	30	1.52	ALS Romania RO007964
HD-01	13635	BLANK			0.00	13635	<0.005	-	<1	29	12	<2	30	-	ALS Romania RO007964
HD-01	13636		28.00	29.00	1.00	13636	0.782	0.835	2	>10000	9	3	<25	1.66	ALS Romania RO007964
HD-01	13637		29.00	30.00	1.00	13637	0.495	-	2	>10000	7	4	<25	1.34	ALS Romania RO007964
HD-01	13638		30.00	31.00	1.00	13638	1.1	-	2	>10000	9	3	<25	2.13	ALS Romania RO007964
HD-01	13639		31.00	32.00	1.00	13639	0.769	-	2	>10000	34	4	<25	1.67	ALS Romania RO007964
HD-01	13640		32.00	32.70	0.70	13640	0.716	-	1	>10000	33	4	<25	1.51	ALS Romania RO007964
HD-01	13641		32.70	33.70	1.00	13641	0.611	-	1	>10000	21	<2	<25	2.35	ALS Romania RO007964
HD-01	13642		33.70	34.70	1.00	13642	1.21	-	2	>10000	14	4	<25	3.74	ALS Romania RO007964
HD-01	13643		34.70	35.70	1.00	13643	0.916	-	2	>10000	10	3	<25	2.17	ALS Romania RO007964
HD-01	13644		35.70	36.70	1.00	13644	0.625	-	2	>10000	<0.005	3	<25	2.22	ALS Romania RO007964
HD-01	13645	CDN-GS-P3			0.00	13645	0.318	-	<1	77	<0.005	50	210	-	ALS Romania RO007964
HD-01	13646		36.70	37.70	1.00	13646	0.75	-	2	>10000	<0.005	4	<25	2.17	ALS Romania RO007964
HD-01	13647		37.70	38.70	1.00	13647	0.932	-	2	>10000	<0.005	11	<25	2.99	ALS Romania RO007964
HD-01	13648		38.70	39.70	1.00	13648	1.35	-	2	>10000	<0.005	4	<25	2.87	ALS Romania RO007964
HD-01	13649	DUPL	39.70	40.70	1.00	13649	1.47	-	3	>10000	<0.005	5	<25	3.18	ALS Romania RO007964
HD-01	13650	DUPL	39.70	40.70	1.00	13650	1.18	-	3	>10000	<0.005	4	<25	3.16	ALS Romania RO007964
HD-01	13651		40.70	41.70	1.00	13651	1.23	1.31	3	>10000	8	21	30	3.72	ALS Romania RO007964
HD-01	13652		41.70	42.70	1.00	13652	0.95	-	3	>10000	5	15	30	2.89	ALS Romania RO007964
HD-01	13653		42.70	43.70	1.00	13653	1.11	-	3	>10000	5	11	<25	2.84	ALS Romania RO007964
HD-01	13654		43.70	44.70	1.00	13654	1.31	-	3	>10000	<0.005	6	<25	2.7	ALS Romania RO007964
HD-01	13655	BLANK			0.00	13655	<0.005	-	<1	108	9	<2	<25	-	ALS Romania RO007964
HD-01	13656		44.70	45.70	1.00	13656	0.88	-	2	>10000	<0.005	10	<25	1.68	ALS Romania RO007964
HD-01	13657		45.70	46.70	1.00	13657	0.539	-	1	>10000	<0.005	9	<25	1.57	ALS Romania RO007964
HD-01	13658		46.70	47.70	1.00	13658	1.03	-	2	>10000	<0.005	12	<25	2.07	ALS Romania RO007964
HD-01	13659		47.70	48.70	1.00	13659	0.84	-	2	>10000	4	33	110	1.28	ALS Romania RO007964
HD-01	13660		48.70	49.60	0.90	13660	0.918	-	2	>10000	5	33	70	1.13	ALS Romania RO007964
HD-01	13661		49.60	51.10	1.50	13661	0.58	-	1	8740	<0.005	11	<25	-	ALS Romania RO007964
HD-01	13662		51.10	52.00	0.90	13662	0.517	-	<1	8840	<0.005	7	<25	-	ALS Romania RO007964
HD-01	13663		52.00	53.00	1.00	13663	0.541	-	1	5390	<0.005	9	<25	-	ALS Romania RO007964
HD-01	13664		53.00	54.00	1.00	13664	0.782	-	2	9640	4	18	<25	-	ALS Romania RO007964
HD-01	13665	CDN-GS-2B			0.00	13665	2.02	-	6	562	88	626	320	-	ALS Romania RO007964
HD-01	13666		54.00	55.00	1.00	13666	0.754	-	1	6560	3	32	<25	-	ALS Romania RO007964

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

						Method	AA24	AA24	AA45	AA45	AA45	AA45	AA45	AA46
						Element	Au	Au(R)	Ag	Cu	Pb	Zn	As	Cu
		QA/QC			Int.
HOLEID	FIELDNO	Sample	From	To	(m)	Sample	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	Laboratory/Batch Code
HD-01	13667		55.00	56.00	1.00	13667	1.27	-	3	>10000	<0.005	41	<25	1.23	ALS Romania RO007964
HD-01	13668		56.00	57.00	1.00	13668	1.41	-	3	>10000	<0.005	39	<25	1.21	ALS Romania RO007964
HD-01	13669	DUPL	57.00	58.00	1.00	13669	1.19	-	2	9450	<0.005	47	<25	-	ALS Romania RO007964
HD-01	13670	DUPL	57.00	58.00	1.00	13670	1.44	-	2	>10000	<0.005	41	<25	1.02	ALS Romania RO007964
HD-01	13671		58.00	59.00	1.00	13671	0.835	-	2	7970	<0.005	41	<25	-	ALS Romania RO007964
HD-01	13672		59.00	60.00	1.00	13672	1.08	-	2	9660	<0.005	43	<25	-	ALS Romania RO007964
HD-01	13673		60.00	61.00	1.00	13673	1.51	-	2	>10000	<0.005	46	<25	1.13	ALS Romania RO007964
HD-01	13674		61.00	62.00	1.00	13674	1.3	-	3	>10000	4	32	<25	1.21	ALS Romania RO007964
HD-01	13675	BLANK			0.00	13675	0.01	-	<1	188	9	4	30	-	ALS Romania RO007964
HD-01	13676		62.00	62.70	0.70	13676	1.04	-	2	7840	<0.005	47	<25	-	ALS Romania RO007964
HD-01	13677		62.70	63.50	0.80	13677	1.23	-	2	>10000	<0.005	56	<25	1.12	ALS Romania RO007964
HD-01	13678		63.50	64.50	1.00	13678	1.54	-	3	>10000	<0.005	85	<25	1.38	ALS Romania RO007964
HD-01	13679		64.50	65.50	1.00	13679	1.58	-	3	>10000	<0.005	86	<25	1.32	ALS Romania RO007964
HD-01	13680		65.50	66.40	0.90	13680	1.09	-	2	8700	<0.005	54	<25	-	ALS Romania RO007964
HD-01	13681		66.40	67.50	1.10	13681	0.972	-	2	7330	<0.005	36	<25	-	ALS Romania RO007964
HD-01	13682		67.50	68.50	1.00	13682	1.02	-	2	8650	<0.005	41	<25	-	ALS Romania RO007964
HD-01	13683		68.50	69.50	1.00	13683	1.3	-	2	8730	<0.005	44	<25	-	ALS Romania RO007964
HD-01	13684		69.50	70.50	1.00	13684	1.11	-	2	7200	<0.005	41	<25	-	ALS Romania RO007964
HD-01	13685	CDN-GS-P3			0.00	13685	0.288	-	<1	82	<0.005	48	190	-	ALS Romania RO007964
HD-01	13686		70.50	71.50	1.00	13686	1.4	-	2	>10000	<0.005	41	<25	1.03	ALS Romania RO007964
HD-01	13687		71.50	72.50	1.00	13687	1.28	-	3	>10000	<0.005	44	<25	1.2	ALS Romania RO007964
HD-01	13688		72.50	73.50	1.00	13688	0.964	-	2	7840	<0.005	46	<25	-	ALS Romania RO007964
HD-01	13689	DUPL	73.50	74.50	1.00	13689	0.997	-	2	8460	5	50	<25	-	ALS Romania RO007964
HD-01	13690	DUPL	73.50	74.50	1.00	13690	0.987	-	2	8750	<0.005	52	<25	-	ALS Romania RO007964
HD-01	13691		74.50	75.50	1.00	13691	1.47	-	2	>10000	<0.005	41	<25	1.11	ALS Romania RO007964
HD-01	13692		75.50	76.50	1.00	13692	1.24	1.23	2	>10000	<0.005	65	<25	1.1	ALS Romania RO007964
HD-01	13693		76.50	77.50	1.00	13693	1.47	-	2	8870	<0.005	62	<25	-	ALS Romania RO007964
HD-01	13694		77.50	78.50	1.00	13694	1.61	-	2	>10000	<0.005	43	<25	1.24	ALS Romania RO007964
HD-01	13695	BLANK			0.00	13695	<0.005	-	<1	36	9	<2	40	-	ALS Romania RO007964
HD-01	13696		78.50	79.40	0.90	13696	1.41	-	3	>10000	<0.005	42	<25	1.21	ALS Romania RO007964
HD-01	13697		79.40	80.20	0.80	13697	1.17	-	2	>10000	<0.005	39	<25	1.13	ALS Romania RO007964
HD-01	13698		80.20	81.10	0.90	13698	1.12	-	2	8290	<0.005	32	<25	-	ALS Romania RO007964
HD-01	13699		81.10	82.10	1.00	13699	1.05	-	2	7740	<0.005	32	<25	-	ALS Romania RO007964

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

						Method	AA24	AA24	AA45	AA45	AA45	AA45	AA45	AA46
						Element	Au	Au(R)	Ag	Cu	Pb	Zn	As	Cu
		QA/QC			Int.
HOLEID	FIELDNO	Sample	From	To	(m)	Sample	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	Laboratory/Batch Code
HD-01	13700		82.10	83.10	1.00	13700	1.08	-	2	9430	<0.005	46	<25	-	ALS Romania RO007964
HD-01	13701		83.10	84.10	1.00	13701	1.29	-	2	8520	<0.005	51	<25	-	ALS Romania RO007964
HD-01	13702		84.10	85.10	1.00	13702	0.89	-	2	7340	<0.005	56	<25	-	ALS Romania RO007964
HD-01	13703		85.10	86.10	1.00	13703	1.18	-	2	>10000	<0.005	68	<25	1.22	ALS Romania RO007964
HD-01	13704		86.10	87.10	1.00	13704	1.21	-	3	>10000	<0.005	78	<25	1.41	ALS Romania RO007964
HD-01	13705	CDN-GS-2B			0.00	13705	1.96	-	5	541	85	608	300	-	ALS Romania RO007964
HD-01	13706		87.10	88.10	1.00	13706	1.03	-	2	8940	7	95	<25	-	ALS Romania RO007964
HD-01	13707		88.10	89.20	1.10	13707	1.17	-	2	>10000	9	109	<25	1.31	ALS Romania RO007964
HD-01	13708		89.20	90.30	1.10	13708	0.8	-	2	8600	5	81	40	-	ALS Romania RO007964
HD-01	13709	DUPL	90.30	91.40	1.10	13709	0.8	-	2	9050	7	75	<25	-	ALS Romania RO007964
HD-01	13710	DUPL	90.30	91.40	1.10	13710	0.74	-	<1	7610	7	71	<25	-	ALS Romania RO007964
HD-01	13711		91.40	92.40	1.00	13711	0.757	-	2	6610	8	48	<25	-	ALS Romania RO007964
HD-01	13712		92.40	93.40	1.00	13712	1.08	-	3	>10000	4	48	<25	1.07	ALS Romania RO007964
HD-01	13713		93.40	94.40	1.00	13713	0.785	-	2	7980	<0.005	49	<25	-	ALS Romania RO007964
HD-01	13714		94.40	95.40	1.00	13714	0.824	-	2	7200	5	55	<25	-	ALS Romania RO007964
HD-01	13715	BLANK			0.00	13715	<0.005	-	<1	30	11	<2	40	-	ALS Romania RO007964
HD-01	13716		95.40	96.30	0.90	13716	0.845	-	2	7030	4	56	<25	-	ALS Romania RO007964
HD-01	13717		96.30	97.20	0.90	13717	0.966	-	2	7840	6	59	<25	-	ALS Romania RO007964
HD-01	13718		97.20	98.20	1.00	13718	1.17	-	2	>10000	7	80	<25	1.05	ALS Romania RO007964
HD-01	13719	DUPL	98.20	99.30	1.10	13719	0.514	-	<1	4010	14	156	<25	-	ALS Romania RO007964
HD-01	13720	DUPL	98.20	99.30	1.10	13720	0.417	-	1	4020	13	129	<25	-	ALS Romania RO007964
HD-01	13721		99.30	100.40	1.10	13721	0.331	-	1	3350	17	120	<25	-	ALS Romania RO007964
HD-01	13722		100.40	101.40	1.00	13722	0.532	-	<1	4920	19	80	<25	-	ALS Romania RO007964
HD-01	13723		101.40	102.40	1.00	13723	0.517	-	1	5640	9	60	<25	-	ALS Romania RO007964
HD-01	13724		102.40	103.40	1.00	13724	0.453	-	1	4830	4	1240	30	-	ALS Romania RO007964
HD-01	13725	CDN-GS-P3			0.00	13725	0.294	-	<1	80	<0.005	52	180	-	ALS Romania RO007964
HD-01	13726		103.40	104.40	1.00	13726	0.243	-	1	3060	<0.005	67	<25	-	ALS Romania RO007964
HD-01	13727		104.40	105.40	1.00	13727	0.32	-	1	3670	<0.005	41	<25	-	ALS Romania RO007964
HD-01	13728		105.40	106.30	0.90	13728	0.244	-	1	2020	<0.005	37	<25	-	ALS Romania RO007964
HD-01	13729		106.30	107.30	1.00	13729	0.35	-	1	4810	4	60	<25	-	ALS Romania RO007964
HD-01	13730		107.30	108.30	1.00	13730	0.249	-	1	3200	5	54	<25	-	ALS Romania RO007964
HD-01	13731		108.30	109.35	1.05	13731	0.562	-		5270					ALS Romania RO008032
HD-01	13732		109.35	110.40	1.05	13732	0.304	-		3930					ALS Romania RO008032

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

						Method	AA24	AA24	AA45	AA45	AA45	AA45	AA45	AA46
						Element	Au	Au(R)	Ag	Cu	Pb	Zn	As	Cu
		QA/QC			Int.
HOLEID	FIELDNO	Sample	From	To	(m)	Sample	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	Laboratory/Batch Code
HD-01	13733		110.40	111.50	1.10	13733	0.265	-		2800					ALS Romania RO008032
HD-01	13734		111.50	112.60	1.10	13734	0.434	-		4540					ALS Romania RO008032
HD-01	13735	BLANK			0.00	13735	<0.005	-		29					ALS Romania RO008032
HD-01	13736		112.60	113.60	1.00	13736	0.226	-		2300					ALS Romania RO008032
HD-01	13737		113.60	114.60	1.00	13737	0.306	-		2990					ALS Romania RO008032
HD-01	13738		114.60	115.60	1.00	13738	0.317	-		2930					ALS Romania RO008032
HD-01	13739	DUPL	115.60	116.70	1.10	13739	0.374	-		3530					ALS Romania RO008032
HD-01	13740	DUPL	115.60	116.70	1.10	13740	0.31	-		3130					ALS Romania RO008032
HD-01	13741		116.70	117.70	1.00	13741	0.146	-		1630					ALS Romania RO008032
HD-01	13742		117.70	118.80	1.10	13742	0.204	-		2270					ALS Romania RO008032
HD-01	13743		118.80	119.90	1.10	13743	0.204	-		2070					ALS Romania RO008032
HD-01	13744		119.90	121.00	1.10	13744	0.248	-		2440					ALS Romania RO008032
HD-01	13745	CDN-GS-2B			0.00	13745	2.04	-		581					ALS Romania RO008032
HD-01	13746		121.00	122.20	1.20	13746	0.27	-		2430					ALS Romania RO008032
HD-01	13747		122.20	123.20	1.00	13747	0.16	-		1780					ALS Romania RO008032
HD-01	13748		123.20	124.00	0.80	13748	0.269	-		2640					ALS Romania RO008032
HD-01	13749		124.00	125.00	1.00	13749	0.305	-		2700					ALS Romania RO008032
HD-01	13750		125.00	126.00	1.00	13750	0.368	0.33		3340					ALS Romania RO008032
HD-01	13801		126.00	127.00	1.00	13801	0.248	-		2220					ALS Romania RO008032
HD-01	13802		127.00	127.90	0.90	13802	0.185	-		1650					ALS Romania RO008032
HD-01	13803		127.90	129.00	1.10	13803	0.433	-		5140					ALS Romania RO008032
HD-01	13804		129.00	130.00	1.00	13804	0.468	-		4310					ALS Romania RO008032
HD-01	13805	CDN-GS-2A			0.00	13805	1.93	-		53					ALS Romania RO008032
HD-01	13806		130.00	131.00	1.00	13806	0.313	-		3590					ALS Romania RO008032
HD-01	13807		131.00	132.00	1.00	13807	0.363	-		3640					ALS Romania RO008032
HD-01	13808		132.00	133.00	1.00	13808	0.26	-		2600					ALS Romania RO008032
HD-01	13809	DUPL	133.00	134.00	1.00	13809	0.538	-		5600					ALS Romania RO008032
HD-01	13810	DUPL	133.00	134.00	1.00	13810	0.399	-		3830					ALS Romania RO008032
HD-01	13811		134.00	135.00	1.00	13811	0.279	-		2640					ALS Romania RO008032
HD-01	13812		135.00	136.00	1.00	13812	0.263	-		2980					ALS Romania RO008032
HD-01	13813		136.00	137.00	1.00	13813	0.196	-		2140					ALS Romania RO008032
HD-01	13814		137.00	138.00	1.00	13814	0.245	-		2220					ALS Romania RO008032
HD-01	13815	BLANK			0.00	13815	<0.005	-		27					ALS Romania RO008032

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

						Method	AA24	AA24	AA45	AA45	AA45	AA45	AA45	AA46
						Element	Au	Au(R)	Ag	Cu	Pb	Zn	As	Cu
		QA/QC			Int.
HOLEID	FIELDNO	Sample	From	To	(m)	Sample	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	Laboratory/Batch Code
HD-01	13816		138.00	139.00	1.00	13816	0.171	-		2250					ALS Romania RO008032
HD-01	13817		139.00	140.00	1.00	13817	0.403	-		4340					ALS Romania RO008032
HD-01	13818		140.00	141.00	1.00	13818	0.329	-		2210					ALS Romania RO008032
HD-01	13819		141.00	142.00	1.00	13819	0.813	0.622		6880					ALS Romania RO008032
HD-01	13820		142.00	143.00	1.00	13820	0.538	-		5760					ALS Romania RO008032
HD-01	13821		143.00	144.00	1.00	13821	0.393	-		4050					ALS Romania RO008032
HD-01	13822		144.00	145.00	1.00	13822	0.51	-		5090					ALS Romania RO008032
HD-01	13823		145.00	146.00	1.00	13823	0.38	-		4660					ALS Romania RO008032
HD-01	13824		146.00	147.00	1.00	13824	0.504	-		4830					ALS Romania RO008032
HD-01	13825	CDN-GS-P5			0.00	13825	0.524	-		52					ALS Romania RO008032
HD-01	13826		147.00	148.00	1.00	13826	0.253	-		3690					ALS Romania RO008032
HD-01	13827		148.00	149.00	1.00	13827	0.246	-		2480					ALS Romania RO008032
HD-01	13828		149.00	150.00	1.00	13828	0.317	-		3430					ALS Romania RO008032
HD-01	13829	DUPL	150.00	151.00	1.00	13829	0.324	-		3130					ALS Romania RO008032
HD-01	13830	DUPL	150.00	151.00	1.00	13830	0.24	-		2480					ALS Romania RO008032
HD-01	13831		151.00	152.00	1.00	13831	0.23	-		2180					ALS Romania RO008032
HD-01	13832		152.00	153.10	1.10	13832	0.226	-		2240					ALS Romania RO008032
HD-01	13833		153.10	154.20	1.10	13833	0.366	-		4130					ALS Romania RO008032
HD-01	13834		154.20	155.20	1.00	13834	0.182	-		2060					ALS Romania RO008032
HD-01	13835	BLANK			0.00	13835	<0.005	-		8					ALS Romania RO008032
HD-01	13836		155.20	156.20	1.00	13836	0.187	-		2380					ALS Romania RO008032
HD-01	13837		156.20	157.20	1.00	13837	0.225	-		2640					ALS Romania RO008032
HD-01	13838		157.20	158.20	1.00	13838	0.352	-		3300					ALS Romania RO008032
HD-01	13839		158.20	159.20	1.00	13839	0.24	-		2560					ALS Romania RO008032
HD-01	13840		159.20	160.20	1.00	13840	0.274	-		2500					ALS Romania RO008032
HD-01	13841		160.20	161.20	1.00	13841	0.187	-		1770					ALS Romania RO008032
HD-01	13842		161.20	162.20	1.00	13842	0.169	-		1620					ALS Romania RO008032
HD-01	13843		162.20	163.20	1.00	13843	0.169	-		1830					ALS Romania RO008032
HD-01	13844		163.20	164.20	1.00	13844	0.163	-		2000					ALS Romania RO008032
HD-01	13845	CDN-GS-P3			0.00	13845	0.321	-		72					ALS Romania RO008032
HD-01	13846		164.20	165.20	1.00	13846	0.114	-		1380					ALS Romania RO008032
HD-01	13847		165.20	166.20	1.00	13847	0.255	-		2970					ALS Romania RO008032
HD-01	13848		166.20	167.00	0.80	13848	0.38	-		3930					ALS Romania RO008032

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

						Method	AA24	AA24	AA45	AA45	AA45	AA45	AA45	AA46
						Element	Au	Au(R)	Ag	Cu	Pb	Zn	As	Cu
		QA/QC			Int.
HOLEID	FIELDNO	Sample	From	To	(m)	Sample	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	Laboratory/Batch Code
HD-01	13849	DUPL	167.00	168.00	1.00	13849	0.304	-		3130					ALS Romania RO008032
HD-01	13850	DUPL	167.00	168.00	1.00	13850	0.326	-		2900					ALS Romania RO008032
HD-01	13851		168.00	169.00	1.00	13851	0.332	-		3530					ALS Romania RO008032
HD-01	13852		169.00	170.00	1.00	13852	0.152	-		2080					ALS Romania RO008032
HD-01	13853		170.00	171.00	1.00	13853	0.113	-		1310					ALS Romania RO008032
HD-01	13854		171.00	172.00	1.00	13854	0.123	-		1700					ALS Romania RO008032
HD-01	13855	BLANK			0.00	13855	<0.005	-		3					ALS Romania RO008032
HD-01	13856		172.00	173.00	1.00	13856	0.113	-		1050					ALS Romania RO008032
HD-01	13857		173.00	174.00	1.00	13857	0.153	-		1530					ALS Romania RO008032
HD-01	13858		174.00	175.00	1.00	13858	0.095	-		1080					ALS Romania RO008032
HD-01	13859	DUPL	175.00	176.00	1.00	13859	0.279	-		2110					ALS Romania RO008032
HD-01	13860	DUPL	175.00	176.00	1.00	13860	0.178	-		2210					ALS Romania RO008032
HD-01	13861		176.00	177.00	1.00	13861	0.195	0.182		2300					ALS Romania RO008032
HD-01	13862		177.00	178.00	1.00	13862	0.069	-		745					ALS Romania RO008032
HD-01	13863		178.00	179.00	1.00	13863	0.164	-		1730					ALS Romania RO008032
HD-01	13864		179.00	180.10	1.10	13864	0.263	-		2080					ALS Romania RO008032
HD-01	13865	CDN-GS-2A			0.00	13865	2.01	-		50					ALS Romania RO008032
HD-01	13866		180.10	182.20	2.10	13866	0.201	-		2150					ALS Romania RO008032
HD-01	13867		182.20	182.30	0.10	13867	0.192	-		2880					ALS Romania RO008032
HD-01	13868		182.30	183.40	1.10	13868	0.31	-		3550					ALS Romania RO008032
HD-01	13869		183.40	184.40	1.00	13869	0.123	-		1180					ALS Romania RO008032
HD-01	13870		184.40	185.40	1.00	13870	0.105	-		1210					ALS Romania RO008032
HD-01	13871		185.40	186.40	1.00	13871	0.138	-		1620					ALS Romania RO008032
HD-01	13872		186.40	187.40	1.00	13872	0.227	-		3900					ALS Romania RO008032
HD-01	13873		187.40	188.40	1.00	13873	0.194	-		2180					ALS Romania RO008032
HD-01	13874		188.40	189.40	1.00	13874	0.12	-		1360					ALS Romania RO008032
HD-01	13875	BLANK			0.00	13875	<0.005	-		8					ALS Romania RO008032
HD-01	13876		189.40	190.40	1.00	13876	0.158	-		1810					ALS Romania RO008032
HD-01	13877		190.40	191.40	1.00	13877	0.087	-		1080					ALS Romania RO008032
HD-01	13878		191.40	192.40	1.00	13878	0.147	-		1970					ALS Romania RO008032
HD-01	13879	DUPL	192.40	193.40	1.00	13879	0.129	-		1980					ALS Romania RO008032
HD-01	13880	DUPL	192.40	193.40	1.00	13880	0.111	-		1690					ALS Romania RO008032
HD-01	13881		193.40	194.40	1.00	13881	0.177	-		3120					ALS Romania RO008032

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

						Method	AA24	AA24	AA45	AA45	AA45	AA45	AA45	AA46
						Element	Au	Au(R)	Ag	Cu	Pb	Zn	As	Cu
		QA/QC			Int.
HOLEID	FIELDNO	Sample	From	To	(m)	Sample	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	Laboratory/Batch Code
HD-01	13882		194.40	195.30	0.90	13882	0.141	-		2480					ALS Romania RO008032
HD-01	13883		195.30	196.50	1.20	13883	0.086	-		1200					ALS Romania RO008032
HD-01	13884		196.50	197.50	1.00	13884	0.102	-		1630					ALS Romania RO008032
HD-01	13885	CDN-GS-P5			0.00	13885	0.513	-		46					ALS Romania RO008032
HD-01	13886		197.50	198.50	1.00	13886	0.111	-		1040					ALS Romania RO008032
HD-01	13887		198.50	199.50	1.00	13887	0.068	-		680					ALS Romania RO008032
HD-01	13888		199.50	200.60	1.10	13888	0.152	-		1930					ALS Romania RO008032
HD-01	13889		200.60	201.70	1.10	13889	0.138	-		1930					ALS Romania RO008032
HD-01	13890		201.70	202.70	1.00	13890	0.157	-		1930					ALS Romania RO008032
HD-01	13891		202.70	203.70	1.00	13891	0.168	-		3620					ALS Romania RO008032
HD-01	13892		203.70	204.70	1.00	13892	0.146	-		1980					ALS Romania RO008032
HD-01	13893		204.70	205.60	0.90	13893	0.107	-		1300					ALS Romania RO008032
HD-01	13894		205.60	206.50	0.90	13894	0.083	-		852					ALS Romania RO008032
HD-01	13895	BLANK			0.00	13895	<0.005	-		5					ALS Romania RO008032
HD-01	13896		206.50	207.50	1.00	13896	0.11	0.102		1370					ALS Romania RO008032
HD-01	13897		207.50	208.50	1.00	13897	0.099	-		1410					ALS Romania RO008032
HD-01	13898		208.50	209.50	1.00	13898	0.094	-		2750					ALS Romania RO008032
HD-01	13899	DUPL	209.50	210.50	1.00	13899	0.115	-		1840					ALS Romania RO008032
HD-01	13900	DUPL	209.50	210.50	1.00	13900	0.108	-		1620					ALS Romania RO008032
HD-01	13901		210.50	211.50	1.00	13901	0.127	-		2030					ALS Romania RO008032
HD-01	13902		211.50	212.50	1.00	13902	0.084	-		1340					ALS Romania RO008032
HD-01	13903		212.50	213.50	1.00	13903	0.117	-		2180					ALS Romania RO008032
HD-01	13904		213.50	214.30	0.80	13904	0.203	-		3070					ALS Romania RO008032
HD-01	13905	CDN-GS-2A			0.00	13905	1.98	-		51					ALS Romania RO008032
HD-01	13906		214.30	215.10	0.80	13906	0.326	-		4480					ALS Romania RO008032
HD-01	13907		215.10	216.00	0.90	13907	0.294	-		4370					ALS Romania RO008032
HD-01	13908		216.00	217.00	1.00	13908	0.212	-		1780					ALS Romania RO008032
HD-01	13909		217.00	218.00	1.00	13909	0.09	-		1600					ALS Romania RO008032
HD-01	13910		218.00	219.00	1.00	13910	0.093	-		1560					ALS Romania RO008032
HD-01	13911		219.00	220.00	1.00	13911	0.204	-		3020					ALS Romania RO008032
HD-01	13912		220.00	221.00	1.00	13912	0.201	-		2810					ALS Romania RO008032
HD-01	13913		221.00	222.00	1.00	13913	0.072	-		1810					ALS Romania RO008032
HD-01	13914		222.00	223.00	1.00	13914	0.131	-		2350					ALS Romania RO008032

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

						Method	AA24	AA24	AA45	AA45	AA45	AA45	AA45	AA46
						Element	Au	Au(R)	Ag	Cu	Pb	Zn	As	Cu
		QA/QC			Int.
HOLEID	FIELDNO	Sample	From	To	(m)	Sample	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	Laboratory/Batch Code
HD-01	13915	BLANK			0.00	13915	<0.005	-		9					ALS Romania RO008032
HD-01	13916		223.00	224.00	1.00	13916	0.085	-		1180					ALS Romania RO008032
HD-01	13917		224.00	225.00	1.00	13917	0.151	-		2090					ALS Romania RO008032
HD-01	13918		225.00	226.00	1.00	13918	0.122	-		1970					ALS Romania RO008032
HD-01	13919	DUPL	226.00	227.00	1.00	13919	0.166	-		2800					ALS Romania RO008032
HD-01	13920	DUPL	226.00	227.00	1.00	13920	0.109	-		1660					ALS Romania RO008032
HD-01	13921		227.00	228.00	1.00	13921	0.095	-		1560					ALS Romania RO008032
HD-01	13922		228.00	229.00	1.00	13922	0.118	-		2630					ALS Romania RO008032
HD-01	13923		229.00	230.00	1.00	13923	0.116	-		2100					ALS Romania RO008032
HD-01	13924		230.00	231.00	1.00	13924	0.054	-		1020					ALS Romania RO008032
HD-01	13925	CDN-GS-P3			0.00	13925	0.3	-		73					ALS Romania RO008032
HD-01	13926		231.00	232.00	1.00	13926	0.094	-		1660					ALS Romania RO008032
HD-01	13927		232.00	233.00	1.00	13927	0.087	-		1490					ALS Romania RO008032
HD-01	13928		233.00	234.00	1.00	13928	0.057	-		902					ALS Romania RO008032
HD-01	13929		234.00	235.00	1.00	13929	0.089	-		1400					ALS Romania RO008032
HD-01	13930		235.00	236.00	1.00	13930	0.186	-		2910					ALS Romania RO008032
HD-01	13931		236.00	237.00	1.00	13931	0.148	-		2780					ALS Romania RO008032
HD-01	13932		237.00	238.00	1.00	13932	0.094	-		1720					ALS Romania RO008032
HD-01	13933		238.00	239.10	1.10	13933	0.094	-		2220					ALS Romania RO008032
HD-01	13934		239.10	240.00	0.90	13934	0.161	-		3170					ALS Romania RO008032
HD-01	13935	BLANK			0.00	13935	<0.005	-		10					ALS Romania RO008032
HD-01	13936		240.00	241.00	1.00	13936	0.104	-		1850					ALS Romania RO008032
HD-01	13937		241.00	242.00	1.00	13937	0.13	-		2010					ALS Romania RO008032
HD-01	13938		242.00	243.00	1.00	13938	0.095	-		1440					ALS Romania RO008032
HD-01	13939	DUPL	243.00	244.10	1.10	13939	0.163	0.165		3220					ALS Romania RO008032
HD-01	13940	DUPL	243.00	244.10	1.10	13940	0.178	-		3130					ALS Romania RO008032
HD-01	13941		244.10	245.20	1.10	13941	0.117	-		2060					ALS Romania RO008032
HD-01	13942		245.20	246.30	1.10	13942	0.117	-		1800					ALS Romania RO008032
HD-01	13943		246.30	247.40	1.10	13943	0.096	-		1870					ALS Romania RO008032
HD-01	13944		247.40	248.50	1.10	13944	0.081	-		1560					ALS Romania RO008032
HD-01	13945		248.50	249.30	0.80	13945	0.234	0.256		3370					ALS Romania RO008032
HD-01	13946	CDN-GS-2A			0.00	13946	1.97	-		53					ALS Romania RO008032
HD-01	13947		249.30	250.20	0.90	13947	0.114	-		1930					ALS Romania RO008032

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

						Method	AA24	AA24	AA45	AA45	AA45	AA45	AA45	AA46
						Element	Au	Au(R)	Ag	Cu	Pb	Zn	As	Cu
		QA/QC			Int.
HOLEID	FIELDNO	Sample	From	To	(m)	Sample	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	Laboratory/Batch Code
HD-01	13948		250.20	251.20	1.00	13948	0.079	-		1130					ALS Romania RO008032
HD-01	13949		251.20	252.20	1.00	13949	0.087	-		985					ALS Romania RO008032
HD-01	13950		252.20	253.20	1.00	13950	0.066	-		747					ALS Romania RO008032
HD-01	13951		253.20	254.20	1.00	13951	0.184	-		2690					ALS Romania RO008032
HD-01	13952		254.20	255.20	1.00	13952	0.164	-		3410					ALS Romania RO008032
HD-01	13953		255.20	256.20	1.00	13953	0.081	-		1240					ALS Romania RO008032
HD-01	13954		256.20	257.20	1.00	13954	0.109	-		1850					ALS Romania RO008032
HD-01	13955	BLANK			0.00	13955	<0.005	-		19					ALS Romania RO008032
HD-01	13956		257.20	258.20	1.00	13956	0.113	-		1910					ALS Romania RO008032
HD-01	13957		258.20	259.20	1.00	13957	0.116	-		2260					ALS Romania RO008032
HD-01	13958		259.20	260.20	1.00	13958	0.161	-		2770					ALS Romania RO008032
HD-01	13959	DUPL	260.20	261.20	1.00	13959	0.156	-		2150					ALS Romania RO008032
HD-01	13960	DUPL	260.20	261.20	1.00	13960	0.153	-		2510					ALS Romania RO008032
HD-01	13961		261.20	262.20	1.00	13961	0.206	-		2420					ALS Romania RO008032
HD-01	13962		262.20	263.20	1.00	13962	0.19	-		3430					ALS Romania RO008032
HD-01	13963		263.20	264.10	0.90	13963	0.259	-		5690					ALS Romania RO008032
HD-01	13964		264.10	265.30	1.20	13964	0.208	-		2720					ALS Romania RO008032
HD-01	13965	CDN-GS-P5			0.00	13965	0.505	-		48					ALS Romania RO008032
HD-01	13966		265.30	266.60	1.30	13966	0.275	-		3670					ALS Romania RO008032
HD-01	13967		266.60	267.60	1.00	13967	0.31	-		4860					ALS Romania RO008032
HD-01	13968		267.60	268.60	1.00	13968	0.198	-		4900					ALS Romania RO008032
HD-01	13969		268.60	269.60	1.00	13969	0.217	-		3910					ALS Romania RO008032
HD-01	13970		269.60	270.60	1.00	13970	0.58	0.5		7240					ALS Romania RO008032
HD-01	13971		270.60	271.60	1.00	13971	0.263	-		3800					ALS Romania RO008032
HD-01	13972		271.60	272.60	1.00	13972	0.326	-		5110					ALS Romania RO008032
HD-01	13973		272.60	273.60	1.00	13973	0.382	-		6620					ALS Romania RO008032
HD-01	13974		273.60	274.60	1.00	13974	0.369	-		6890					ALS Romania RO008032
HD-01	13975	BLANK			0.00	13975	<0.005	-		7					ALS Romania RO008032
HD-01	13976		274.60	275.60	1.00	13976	0.197	-		4680					ALS Romania RO008032
HD-01	13977		275.60	276.60	1.00	13977	0.253	-		4450					ALS Romania RO008032
HD-01	13978		276.60	277.60	1.00	13978	0.217	-		2980					ALS Romania RO008032
HD-01	13979	DUPL	277.60	278.50	0.90	13979	0.29	-		5670					ALS Romania RO008032
HD-01	13980	DUPL	277.60	278.50	0.90	13980	0.373	-		5870					ALS Romania RO008032

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

						Method	AA24	AA24	AA45	AA45	AA45	AA45	AA45	AA46
						Element	Au	Au(R)	Ag	Cu	Pb	Zn	As	Cu
		QA/QC			Int.
HOLEID	FIELDNO	Sample	From	To	(m)	Sample	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	Laboratory/Batch Code
HD-01	13981		278.50	279.40	0.90	13981	0.263	0.32		3550					ALS Romania RO008032
HD-01	13982		279.40	280.30	0.90	13982	0.299	0.301		3860					ALS Romania RO008032
HD-01	13983		280.30	281.20	0.90	13983	0.295	-		4430					ALS Romania RO008032
HD-01	13984		281.20	282.10	0.90	13984	0.328	0.305		4870					ALS Romania RO008032
HD-01	13985	CDN-GS-2A			0.00	13985	2.13	-		52					ALS Romania RO008032
HD-01	13986		282.10	283.00	0.90	13986	0.227	-		3020					ALS Romania RO008032
HD-01	13987		283.00	284.00	1.00	13987	0.278	-		3780					ALS Romania RO008032
HD-01	13988		284.00	285.00	1.00	13988	0.323	-		3930					ALS Romania RO008032
HD-01	13989		285.00	286.00	1.00	13989	0.302	-		3990					ALS Romania RO008032
HD-01	13990		286.00	287.00	1.00	13990	0.2	-		1960					ALS Romania RO008032
HD-01	13991		287.00	288.00	1.00	13991	0.029	-		663					ALS Romania RO008032
HD-01	13992		288.00	289.00	1.00	13992	0.024	-		687					ALS Romania RO008032
HD-01	13993		289.00	290.00	1.00	13993	0.021	-		503					ALS Romania RO008032
HD-01	13994		290.00	291.00	1.00	13994	0.018	-		541					ALS Romania RO008032
HD-01	13995	BLANK			0.00	13995	<0.005	-		9					ALS Romania RO008032
HD-01	13996		291.00	292.00	1.00	13996	0.023	-		595					ALS Romania RO008032
HD-01	13997		292.00	293.00	1.00	13997	0.028	-		420					ALS Romania RO008032
HD-01	13998		293.00	294.00	1.00	13998	0.024	-		409					ALS Romania RO008032
HD-01	13999	DUPL	294.00	295.00	1.00	13999	0.024	-		351					ALS Romania RO008032
HD-01	14000	DUPL	294.00	295.00	1.00	14000	0.021	-		334					ALS Romania RO008032
HD-01	13401		295.00	296.00	1.00	13401	0.027	-		317					ALS Romania RO008032
HD-01	13402		296.00	297.00	1.00	13402	0.015	-		416					ALS Romania RO008032
HD-01	13403		297.00	298.20	1.20	13403	0.028	-		427					ALS Romania RO008032

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

476000 mE
477000 mE
478000 mE
479000 mE
480000 mE
481000 mE
482000 mE
483000 mE
4424000 mN
4423000 mN
4422000 mN
4421000 mN
4420000 mN
Legend
Map 1
Surface Geology

Map 1 Pirentepe geology

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

476000 mE
477000 mE
478000 mE
479000 mE
480000 mE
481000 mE
482000 mE
483000 mE
Pirentepe_samples_results_ED50
by Altn
AAR (11)
ARG (133)
ARG-SIL (1)
PRP (0)
QAL (2)
SIL (187)
SIL PY (1)
SIL-ARG (2)
UAL (78)
Alteration
Frontier Development Group Inc.
Map 1
Alteration Zones
Piran Tepe
0 200 400 800
meters

Map 2 Pirentepe alteration zones

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Map 3 Halilaga geology

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Map 4 Halilaga alteration zones

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

Halilaga_North_SoilGeochem by Auppb
53 to 91 (5)
22 to 53 (6)
12 to 22 (14)
8 to 12 (10)
7 to 8 (3)
6 to 7 (1)
5 to 6 (113)
Halilaga_NorthAllRockGeochem by Auppm
1 to 5 (5)
0.5 to 1 (4)
0.25 to 0.5 (18)
0.1 to 0.25 (15)
0.05 to 0.1 (10)
0.025 to 0.05 (9)
0.01 to 0.025 (11)
0.005 to 0.01 (19)
-0.001 to 0.005 (1)
Line 81
Line 84
Line 87
Line 90
MJTC-17
MJTC-16
Halilaga
622867
N
S
E
W
487500 mE
487750 mE
488000 mE
488250 mE
488500 mE
488750 mE
489000 mE
489250 mE
489500 mE
489750 mE
4421250 mN
4421000 mN
4420750 mN
4420500 mN
4420250 mN
4420000 mN
4419750 mN
Fronteer Development Group Inc.
Halilaga North
Frontеer Soils and Rock Gold
Geochemistry, IP Line Locations
MTA Drill Hole Locations
as at July 2006

Map 5 Halilaga North, rock and soil gold geochemistry, MTA drill hole locations and IP line locations

NI43-101 TECHNICAL REPORT ON THE PIRENTEPE AND HALILAGA EXPLORATION PROPERTIES, ÇANAKKALE, WESTERN ANATOLIA, TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG

- End -